     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 3, 1996.


                                                       REGISTRATION NO. 333-3892
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                            UNIFRAX ACQUISITION INC.
             (Exact name of Registrant as specified in its charter)

             DELAWARE                                 3299                                16-1499385
  (State or other jurisdiction of         (Primary Standard Industrial                 (I.R.S. Employer
  incorporation or organization)           Classification Code Number)                Identification No.)

                            ------------------------

                            UNIFRAX ACQUISITION INC.
                             2351 Whirlpool Street
                         Niagara Falls, New York 14302
                                 (716) 278-3800

  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                                William P. Kelly
                            Unifrax Acquisition Inc.
                             2351 Whirlpool Street
                         Niagara Falls, New York 14302
                                 (716) 278-3800
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            ------------------------
                                   Copies to:

                                 Alan N. Waxman
                           Squire, Sanders & Dempsey
                               520 Madison Avenue
                            New York, New York 10022

                                Gary T. Johnson
                           Jones, Day, Reavis & Pogue
                                 77 West Wacker
                            Chicago, Illinois 60601

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                            UNIFRAX ACQUISITION INC.

     Cross-Reference Sheet between items of Form S-1 and the prospectus pursuant to Item 501(b) of Regulation S-K.

                          ITEM IN FORM S-1                           LOCATION IN PROSPECTUS
          -------------------------------------------------   ------------------------------------
     1.   Forepart of the Registration Statement and
          Outside Front Cover Page of Prospectus...........   Cover Page of Registration
                                                              Statement; Cross Reference Sheet;
                                                              Front Cover Page
     2.   Inside Front and Outside Back Cover Pages of
          Prospectus.......................................   Inside Front and Outside Back Cover
                                                              Pages; Additional Information
     3.   Summary Information, Risk Factors and Ratio of
          Earnings to Fixed Charges........................   Prospectus Summary; Risk Factors
     4.   Use of Proceeds..................................   Prospectus Summary; Use of Proceeds;
                                                              The Transaction; Business
     5.   Determination of Offering Price..................   Front Cover Page; Prospectus
                                                              Summary; Risk Factors
     6.   Dilution.........................................   Not Applicable
     7.   Selling Security Holders.........................   Cover Page; Prospectus Summary; The
                                                              Transaction; Ownership of Common
                                                              Stock
     8.   Plan of Distribution.............................   Front Cover Page; Underwriting
     9.   Description of Securities to be Registered.......   Description of Capital Stock
    10.   Interests of Named Experts and Counsel...........   Not Applicable
    11.   Information With Respect to the Registrant:......   Front Cover Page; Risk Factors;
                                                              Dividend Policy; Selected Financial
                                                              Data; Pro Forma Financial Data;
                                                              Management's Discussion and Analysis
                                                              of Financial Condition and Results
                                                              of Operations; Business; Management;
                                                              Ownership of Common Stock; Financial
                                                              Statements
    12.   Disclosure of Commission Position on
          Indemnification for Securities Act Liabilities...   Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 3, 1996


                                8,000,000 Shares

                            Unifrax Acquisition Inc.


                                 To be Renamed


                              Unifrax Corporation
                                  Common Stock
                                ($.01 par value)
                               ------------------


All of the 8,000,000 shares of common stock (the "Common Stock") of the Company are being offered and sold by certain indirect wholly owned subsidiaries of
  The British Petroleum Company p.l.c. , including Unifrax Corporation
    ("Unifrax") (collectively, the "Selling Stockholders"). The Company will not receive any proceeds from the sale of the shares of Common Stock offered hereby (the "Offering") unless the over-allotment option is exercised. Upon completion of the Offering, neither The British Petroleum Company p.l.c. nor any of its subsidiaries will own any shares of Common Stock. The Offering is conditioned upon the closing of the Assets Transfer Agreement and the closing of the offering of the Senior Notes and the New Credit Facility described herein. See "The Transaction" and "Financing
           Plan".



Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $12 and $14 per share. For information relating to the factors to be considered in determining the initial offering price to the public, see "Underwriting". The Common Stock has been approved for listing on the Nasdaq Stock Market's
               National Market System under the symbol
                    "FRAX", subject to notice of issuance.

                               ------------------

FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH

  AN INVESTMENT IN THE SHARES OF COMMON STOCK, SEE "RISK FACTORS" BEGINNING ON
                                    PAGE 9.

                               ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
        HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
             SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                 EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                      TO THE CONTRARY IS A CRIMINAL
                      OFFENSE.


                                                                      UNDERWRITING        PROCEEDS TO
                                                    PRICE TO         DISCOUNTS AND          SELLING
                                                     PUBLIC           COMMISSIONS      STOCKHOLDERS(1)(2)
                                               ------------------  ------------------  ------------------
Per Share....................................          $                   $                   $
Total(2).....................................          $                   $                   $


(1) Before deduction of expenses payable by the Selling Stockholders estimated
    at $            .

(2) The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase a maximum of 1,200,000 additional shares of Common Stock to cover over-allotments of shares. If the
    option is exercised in full, the total Price to Public will be $          ,
    Underwriting Discounts and Commissions will be $          , Proceeds to
    Selling Stockholders will be $          , and Proceeds to the Company will
    be $          . Upon consummation of the Offering, the Company will receive only the net proceeds, if any, from any exercise of the over-allotment option. See "Use of Proceeds" and "Underwriting".
                               ------------------

     The shares of Common Stock are offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the shares of Common
Stock will be ready for delivery on or about           , 1996.

CS First Boston                                          Schroder Wertheim & Co.
               The date of this Prospectus is             , 1996.

  [GROUP PHOTOGRAPH OF COMPANY PRODUCTS WITH CAPTION "MANUFACTURER OF A BROAD RANGE OF CERAMIC FIBER PRODUCT FORMS USED TO PROVIDE HEAT MANAGEMENT SOLUTIONS
FOR HIGH TEMPERATURE INSULATION AND OTHER ENGINEERED APPLICATIONS" AND "UNIFRAX"
                                     LOGO]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     DURING THIS OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10B-6, 10B-7, AND 10B-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.


     The Company intends to furnish to its stockholders annual reports containing consolidated financial statements audited by independent auditors and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year following the end of each such quarter.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this Prospectus. Unless otherwise indicated, all information in the Prospectus assumes that the over-allotment option is not exercised. As used herein, unless the context otherwise requires, the term "Company" refers to Unifrax Acquisition Inc. and its subsidiaries, and its predecessor, the unincorporated North American ceramic fiber division of Unifrax (formerly known as The Carborundum Company) and its overseas sales affiliates (collectively, the "North American Fibers Business"), and the term "BP" refers either to The British Petroleum Company p.1.c. or one of its subsidiaries (other than Unifrax or either of its overseas sales affiliates).

                                  THE COMPANY

     The Company believes that it is the leading North American manufacturer of ceramic fiber with a market share in excess of 40% of the ceramic fiber sold in the North American market as measured by volume.

     Historically, the Company's sales growth has been driven by several factors, including the use of ceramic fiber as a lower cost or higher performance substitute for traditional hard brick refractories and other insulating materials, the introduction of new ceramic fiber product applications, and the general economic expansion of primary ceramic fiber markets. During the four-year period ended December 31, 1995, the Company's net sales and income before income taxes have increased at a compound annual rate of approximately 12% and 35%, respectively. The growth rate in income before income taxes has exceeded the growth rate in net sales during this period due to higher profit margins resulting from several factors, including a sales mix shift to higher value-added product forms and applications, improved manufacturing efficiency, higher capacity utilization, and marketing and administrative cost control. During each of the four years ended December 31, 1995, the Company's sales of product forms and applications which were commercialized within the previous five years comprised over 20% of the Company's net sales.

     The Company believes that it has the following product, manufacturing, and marketing strengths which provide competitive advantages in the North American ceramic fiber market.

     - The Company manufactures one of the broadest lines of ceramic fiber products sold in North America.

     - The Company's product forms are recognized by customers for their high quality, technical sophistication, and consistency.

     - The Company has demonstrated the ability to introduce successfully new, higher value-added product forms and applications for both traditional and niche markets.

     - The Company maintains both higher volume facilities for the low cost production of bulk, blanket, and paper product forms and lower volume, highly flexible facilities for the production of higher value-added product forms.

     - The Company has developed one of the industry's most advanced technology bases in furnacing, fiberizing, and process control and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market.

     - The Company is able to serve a broad range of markets through a combination of direct and distributor sales.

     The Company's growth strategy is to maintain its strong position in the furnace-related markets while building on its leadership position in higher growth niche markets through the development of new, higher value-added product forms and applications. The largest percentage of the Company's sales historically has been to furnace-related markets for use in furnace and kiln linings. However, sales to niche markets have experienced more rapid growth than sales to the Company's furnace-related markets in recent years and now account for the majority of the Company's sales. Such markets for the Company's products include the automotive (safety airbag inflation filters, catalytic converter supports), power generation (duct and stack linings, pumpable joint-filling material), and fire protection (commercial kitchen exhaust duct and cable coverings, hazardous material containers) industries. The Company continues to devote significant resources to developing new product forms and applications in order to support growth.


     Ceramic fiber is a white glassy fibrous material belonging to a class of materials called man-made vitreous fibers. Ceramic fiber was developed by the Company in 1942 and was identified quickly as a material with commercially attractive performance properties. These properties include stability at very high temperatures (generally up to 2,300(++)F, but up to 3,000(++)F in certain product forms), exceptionally light weight compared to other heat-resistant materials, and extremely low heat transmission, making it a superior insulating material at very high temperatures. In addition, ceramic fiber exhibits high levels of chemical stability and resistance to attack from most corrosive materials. Man-made fibers such as ceramic fiber, fiberglass, and mineral wool have been categorized as "possibly carcinogenic in humans" and "probably carcinogenic in humans" by various government agencies and health organizations. Substantially all of the Company's products contain ceramic fiber, and the Company's dependence on ceramic fiber represents a substantial contingent liability of the Company. See "Risk Factors -- Dependence on Ceramic Fiber; Health and Safety Issue", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business -- Health and Product Safety Issues".


     The Company manufactures and markets one of the broadest lines of ceramic fiber products sold in North America. The Company's ceramic fiber is produced in numerous forms, including bulk fiber, blankets and modules, boards, papers and felts, textiles, and a variety of other higher value-added product forms. These product forms are used in thermal management applications where heat resistance, light weight, and low heat storage are required. Many of the Company's product applications were created as a result of working closely with customers in a number of industries to fulfill specialized requirements. As a result, the Company's product line has evolved into products with capabilities tied closely to, and qualified for, specific customer applications.


     The Company's ceramic fiber is sold to a number of industries and is used in many different applications. The metals production, petrochemical, ceramic and glass, automotive, power generation, fire protection, and commercial insulation industries are the major consumers of ceramic fiber. The most common application in North America for ceramic fiber has traditionally been to line industrial furnaces, where high temperature processes require ceramic fiber's heat-resistant characteristics. Significant newer product applications have also developed in the automotive and fire protection industries. These newer applications generally rely on ceramic fiber's heat-resistant characteristics combined with other compositional and dimensional qualities to satisfy more highly engineered requirements. Examples of these newer applications include porosity-controlled paper for use in automotive safety airbag inflation systems and duct wrap systems used in commercial insulation. For the year ended December 31, 1995, approximately 44% of the Company's sales were derived from furnace-related markets, 31% from automotive-related markets, and 25% from other markets.


                                THE TRANSACTION


     Unifrax Acquisition Inc. is a newly organized Delaware corporation which was formed to acquire substantially all of the assets and liabilities of the North American Fibers Business from Unifrax and other indirect wholly owned subsidiaries of The British Petroleum Company p.1.c. BP's decision to sell the North American Fibers Business is part of its stated intention to concentrate its resources on the development of its core integrated hydrocarbon and chemicals businesses.



     The Company has operated as a business division within a larger entity since inception. Prior to February 29, 1996, Unifrax, then known as The Carborundum Company ("Carborundum"), owned and operated a number of high performance ceramic product businesses. On February 29, 1996, BP completed the sale of substantially all of Carborundum's businesses other than the North American Fibers Business to Societe Europeenne des Produits Refractaires ("SEPR") and various other affiliates of Compagnie de Saint-Gobain, a multinational French manufacturing company. In connection with that sale (the "Saint-Gobain Sale"), Carborundum changed its name to Unifrax Corporation, and the Company entered into a series of agreements which govern market and business relationships between the Company and SEPR. These agreements with SEPR affect how the Company conducts business outside of the United States, Canada, and Mexico (the "North American Market") and will restrict the Company's ability to expand its sales outside of the North American Market. As used herein, SEPR refers either to SEPR or one of its affiliates, unless the context otherwise requires. See "Relationship with SEPR" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



     Immediately prior to the consummation of the Offering, the Company will acquire the North American Fibers Business and obtain a five-year covenant not to compete from BP (the "Covenant Not To Compete") in exchange for notes in the aggregate principal amount of $55 million (collectively, the "Selling Stockholder Note"), and 8,000,000 shares of Common Stock of the Company (or 100% of the issued and outstanding shares of the Common Stock), all of which shares are being sold in the Offering. Consummation of the Offering is conditioned upon the Company's acquisition of the North American Fibers Business. Unifrax Acquisition Inc. will change its name to Unifrax Corporation either shortly before or shortly after the consummation of the Offering.



     In addition, the Company will borrow approximately $10.5 million under the New Credit Facility and $45 million through the issuance of the Senior Notes (each as defined in "Financing Plan"). Of the proceeds from these borrowings, $55 million, along with any other required funds of the Company, will be paid to BP as repayment of the Selling Stockholder Note. The consummation of the Offering is conditioned upon the closing of the offering of the Senior Notes and the New Credit Facility. As used herein, the term "Transaction" refers to the acquisition of the North American Fibers Business by the Company, the Offering, and the related financings described herein under "Financing Plan". After giving effect to the Transaction, the Company's long-term debt as of March 31, 1996, would have been approximately $55.5 million (approximately 63% of total capitalization). See "Capitalization", "The Transaction", "Financing Plan", and "Pro Forma Financial Data".

                                  THE OFFERING

COMMON STOCK OFFERED BY THE SELLING
STOCKHOLDERS....................................   8,000,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER THE
OFFERING(1).....................................   8,000,000 shares


USE OF PROCEEDS.................................   The Company will not receive
                                                   any proceeds from the
                                                   Offering other than the
                                                   proceeds, if any, from any
                                                   exercise of the
                                                   over-allotment option. If the
                                                   over-allotment option is
                                                   exercised, the net proceeds
                                                   from the sale of such option
                                                   shares will be used by the
                                                   Company for general corporate
                                                   purposes. See "Use of
                                                   Proceeds".



DIVIDEND POLICY.................................   The Company currently expects
                                                   to pay regular quarterly cash
                                                   dividends of $.13 per share
                                                   on its Common Stock,
                                                   commencing in the fourth
                                                   quarter of 1996, subject to
                                                   declaration by the Company's
                                                   Board of Directors (a
                                                   majority of which will not be
                                                   appointed until after the
                                                   consummation of the Offering)
                                                   and compliance with
                                                   provisions contained in the
                                                   Company's New Credit Facility
                                                   and Senior Notes. See
                                                   "Dividend Policy" and
                                                   "Financing Plan".



PROPOSED NASDAQ SYMBOL..........................   FRAX

- ---------------


(1) Excludes 1,000,000 shares of Common Stock which will be reserved for issuance under a stock option plan to be adopted prior to the Offering, including approximately 375,000 shares of Common Stock subject to options expected to be granted to employees of the Company prior to consummation of the Offering. See "Management -- Stock Option and SAR Grants, Exercises and Year-End Values".

                        SUMMARY FINANCIAL AND OTHER DATA


     The following table sets forth summary financial data of the Company for the five years ended December 31, 1995 and for the three-month periods ended March 31, 1995 and March 31, 1996, and certain pro forma data for the year ended December 31, 1995 and the three-month period ended March 31, 1996. The historical data set forth below for 1993, 1994, and 1995 have been derived from, and should be read in conjunction with, the Company's audited financial statements and the notes thereto appearing elsewhere in this Prospectus. The historical financial data set forth below for 1992 have been derived from audited financial statements which are not included herein. The historical financial data set forth below for 1991 have been derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The historical financial data for the three-month periods ended March 31, 1995, and March 31, 1996, have been derived from, and should be read in conjunction with, the unaudited financial statements of the Company for such periods which are also included herein. Such financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the year ended December 31, 1996.


     The pro forma statement of income data for 1995 and for the three-month period ended March 31, 1996, assume that the Transaction and the Saint-Gobain Sale occurred on January 1, 1995. The pro forma balance sheet data as of March 31, 1996, give effect to the Transaction as if it had occurred on March 31, 1996. The pro forma financial data do not purport to represent what the Company's financial condition or results of operations would actually have been had the Transaction and the Saint-Gobain Sale in fact occurred on the assumed date, or to project the Company's financial condition or results of operations for any future period or date.


     The following table should be read in conjunction with "Selected Financial Data", "Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                                                        THREE-MONTHS ENDED
                                                                                                             MARCH 31,
                                                    YEAR ENDED DECEMBER 31,                       -------------------------------
                                 --------------------------------------------------------------                        PRO FORMA
                                                                                     PRO FORMA              COMBINED    COMBINED
                                  1991      1992      1993        1994      1995        1995       1995       1996        1996
                                 -------   -------   -------     -------   -------   ----------   -------   --------   ----------
                                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
Net sales......................  $53,540   $64,565   $67,692     $76,246   $84,064    $ 83,588    $21,384   $21,581     $ 21,502
Cost of goods sold.............   27,620    33,099    34,153      37,590    40,630      40,377     10,551    10,642       10,600
                                 -------   -------   -------     -------   -------   ----------   -------   --------   ----------
Gross profit...................   25,920    31,466    33,539      38,656    43,434      43,211     10,833    10,939       10,902
Selling and distribution.......    9,462    10,370     9,932      10,688    11,579      12,186      3,028     3,134        3,181
Administration.................    5,701     5,212     5,415       6,279     6,189       8,206      1,811     1,737        2,214
Allocated corporate charges
  (a)..........................    2,900     2,600     2,800       2,300     2,700          --        675       356           --
Research and development.......    2,106     2,955     2,747       2,772     2,950       2,950        854       699          699
Restructuring charges..........       --       480       155          --        --          --         --        --           --
                                 -------   -------   -------     -------   -------   ----------   -------   --------   ----------
Operating income...............    5,751     9,849    12,490      16,617    20,016      19,869      4,465     5,013        4,808
Interest expense...............       --        --        --          --        --      (4,276)        --        --         (984)
Other income...................      541       555       549         591       932         519        196        87           19
                                 -------   -------   -------     -------   -------   ----------   -------   --------   ----------
Income before income taxes and
  accounting change............    6,292    10,404    13,039      17,208    20,948      16,112      4,661     5,100        3,843
Provision for income taxes.....    2,511     4,152     5,407       7,052     8,539       6,567      1,894     2,100        1,587
                                 -------   -------   -------     -------   -------   ----------   -------   --------   ----------
Income before accounting
  change.......................    3,781     6,252     7,632      10,156    12,409       9,545      2,767     3,000        2,256
Accounting change..............       --        --    (2,658)(e)      --        --          --         --        --           --
                                 -------   -------   -------     -------   -------   ----------   -------   --------   ----------
Net income.....................  $ 3,781   $ 6,252   $ 4,974     $10,156   $12,409    $  9,545    $ 2,767   $ 3,000     $  2,256
                                 =======   =======   =======     =======   =======   ==========   =======   =========  ==========
Net income per common
  share(b).....................                                                       $   1.19                          $   0.28
                                                                                     ==========                        ==========
Weighted average shares
  outstanding(b)...............                                                          8,000                             8,000
OTHER DATA:
EBITDA (c).....................  $ 9,515   $14,001   $17,010     $21,428   $25,249    $ 24,689    $ 5,714   $ 6,076     $  5,803
Depreciation and
  amortization.................    3,223     3,597     3,971       4,220     4,301       4,301      1,053       976          976
Capital expenditures...........    2,751     3,669     3,032       2,670     3,404       3,404        572     1,160        1,160
BALANCE SHEET DATA (AT PERIOD
  END):
Working capital................  $11,103   $11,301   $12,991     $15,800   $13,579                $17,811   $17,163     $ 17,469
Total assets...................   53,453    54,531    55,513      57,509    55,055                 58,769    59,507      105,795
Long-term debt.................       --        --        --          --        --                     --        --       55,500
Total liabilities..............   15,414    16,388    19,634      20,443    20,815                 20,173    21,298       73,343
Parent company investment
  (d)..........................   38,039    38,143    35,879      37,066    34,240                 38,596    38,209           --
Stockholders' equity...........       --        --        --          --        --                     --        --       32,452

- ---------------

(a) Certain administrative services and research and development activities were provided to all businesses of Unifrax, including the Company, on a centralized basis. Indirect administrative expenses were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Unifrax. In the opinion of management of the Company, charges and allocations have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Company been operating as a stand-alone entity.


(b) Historical earnings per share are not presented, as the historical capital structure of the Company prior to the Transaction is not comparable with the capital structure that will exist subsequent to the Transaction. Pro forma earnings per share are based on the assumption that 8,000,000 shares of Common Stock were outstanding for each period, which represents the total number of shares that will be outstanding following consummation of the Transaction.



(c) "EBITDA" means earnings from operations before interest expense, taxes, depreciation, amortization, and cumulative effect of change in accounting principle. EBITDA is included because it is commonly used by certain investors and analysts as one measure of an issuer's ability to fund operations and meet its financial obligations. EBITDA should not be considered in isolation from, as a substitute for or as being more meaningful than net income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of the Company's profitability or liquidity.



(d) The North American Fibers Business was accounted for as a division of Unifrax rather than as a subsidiary. The North American Fibers Business (prior to consummation of the Transaction) had no separately identifiable equity other than an amount equal to its net assets captioned as "parent company investment." In connection with the Transaction, this investment will be eliminated and replaced by stockholders' equity comprised of the Company's newly issued common stock at par value and a residual amount of additional paid-in capital.



(e) Represents the cumulative effect of a change in accounting principle made in 1993 related to the accounting for postretirement benefits other than pensions.

                                  RISK FACTORS

     Prospective purchasers of the shares of Common Stock offered hereby should consider carefully the following risk factors, as well as the other information set forth in this Prospectus.


DEPENDENCE ON CERAMIC FIBER; HEALTH AND SAFETY ISSUE



     Substantially all of the Company's products contain ceramic fiber, a man-made vitreous fiber which, along with similar fibers such as fiberglass and mineral wool, has been categorized as "possibly carcinogenic in humans" by the International Agency for Research on Cancer, an agency within the World Health Organization of the United Nations. Other government agencies and health organizations, including the U.S. Environmental Protection Agency, have categorized ceramic fiber as "probably carcinogenic in humans". Although studies to date of workers with occupational exposure to airborne ceramic fiber have found no link between prior or current exposure to ceramic fiber and disease in humans, independent animal studies have indicated that ceramic fiber inhaled by test animals can cause cancer. Whether or not ceramic fiber is ever demonstrated to cause disease in humans, the Company could be required to spend substantially greater amounts of money in connection with the monitoring, study, and resolution of this health and safety issue, including efforts to develop a product or process that would meet any government-imposed regulation. Furthermore, the Company's efforts to develop a product or process that would satisfy any regulatory initiative may not be successful.



     From time to time, the Company has been named as a defendant in lawsuits involving alleged injury suffered from exposure to ceramic fiber. The Company believes that the lawsuits brought against it have been without merit and has obtained an agreement of indemnity from BP America Inc. ("BP America"), an indirect wholly owned subsidiary of The British Petroleum Company p.1.c., relating to certain liabilities for wrongful death or personal injury arising from exposure to ceramic fiber prior to the consummation of the Offering. Additional litigation and administrative proceedings could be brought against the Company and its distributors and customers, and the Company could be exposed to significantly higher defense costs as well as potential adverse judgments with respect to exposure claims for periods after the Offering. BP America will indemnify the Company for claims and expenses (including reasonable attorneys' fees) for wrongful death or personal injury over and above (x) $100,000 per occurrence and (y) $2.5 million in the aggregate caused by exposure to ceramic fiber products manufactured by Unifrax. However, BP America's indemnity for any such wrongful death or personal injury will not extend to any exposures which occur after consummation of the Offering. If claims arise from exposure in part before and in part after the consummation of the Offering, then BP America's indemnity will only apply to the portion of the injury arising from the exposure prior to the consummation of the Offering. Furthermore, BP America will not indemnify the Company for third party injury if the Company's failure to implement the existing Product Stewardship Program or any necessary better program with respect to ceramic fiber products caused such injury. In addition, there can be no assurance that the Company will be able to obtain adequate product liability coverage for any past or future exposures which are not covered by the agreement of indemnity from BP America.


     Although studies to date of occupational exposure have found no link between prior or current exposure to ceramic fiber and disease in humans, there can be no assurance that a link will not be found in the future. The costs incurred by the Company in dealing with the ceramic fiber health issue and the imposition of government regulation cannot be reasonably estimated at this time but could have a material adverse effect on the financial condition and results of operations of the Company. See "The Transaction", "Management's Discussion and Analysis of Financial Condition and Results of Operations", and "Business -- Health and Product Safety Issues".

GENERAL ECONOMIC CONDITIONS; COMPETITION

     The Company's business is sensitive to downturns in the general economy because a substantial portion of its products are used in cyclical industries. In particular, the Company sells a significant amount of its products for applications in the automotive industry. Furthermore, the Company recently began a $14.4 million expansion project at its facility in New Carlisle, Indiana. This expansion will increase the Company's fixed costs and may increase its sensitivity to general economic conditions. See "Business -- Cyclicality and Seasonality".


     The ceramic fiber industry is highly competitive, and some of the Company's competitors are larger and have greater resources than the Company. This competition could adversely affect the Company's financial condition and results of operations. See "Relationship with SEPR" and "Business -- Competition".


DEPENDENCE ON PRODUCT LINE

     The Company's porosity-controlled paper is used in automotive safety airbag inflation systems which incorporate sodium azide technology. The Company believes that this sodium azide technology may be displaced in four to five years by other technology that may not use the Company's ceramic fiber-based paper. Although the replacement technology has not been fully developed and is presently more expensive than the sodium azide technology, there can be no assurance that the sodium azide technology will not be displaced earlier. During the five years ended December 31, 1995, the Company's sales of porosity-controlled paper for this application represented approximately 2.1%, 2.9%, 7.2%, 11.3% and 13.8%, respectively, of the Company's net sales and a higher percentage of the Company's operating income. A substantial decrease in sales of porosity-controlled paper could have a material adverse effect on the Company's financial condition and results of operations. See
"Business -- Markets".

LEVERAGE


     The degree to which the Company is leveraged and the terms of the Company's indebtedness could have important consequences to holders of the Common Stock including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, and other general corporate purposes may be adversely affected, (ii) a significant portion of the Company's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, and (iii) the New Credit Facility and Senior Notes will contain certain covenants which restrict the Company's ability to pay dividends. Although the Company believes that it will have the resources to service all of its obligations for the next several years as they become due, there can be no assurance that it will be able to do so.



     After giving effect to the Transaction, the Company's long-term debt as of March 31, 1996, would have been approximately $55.5 million (approximately 63% of total capitalization). See "Capitalization", "The Transaction", "Financing Plan", and "Pro Forma Financial Data".


DEPENDENCE ON RAW MATERIAL SUPPLIER


     Most of the Company's raw materials are available from various companies. To date, the Company generally has experienced no difficulty in obtaining raw materials as needed, and it generally believes it can obtain raw materials of the same quality and at comparable prices as other manufacturers. However, the Company purchases substantially all of its requirements of vermiculite from one supplier in China. Vermiculite is a light weight, highly water-absorbent mineral and an important raw material in the manufacture of the Company's successful expanding mat ("XPE") product line used in automotive catalytic converters. Although the Company has identified potential alternative sources of supply of vermiculite and is attempting to identify additional alternative sources, there can be no assurance that supplies can be obtained on the same terms and conditions, including quality requirements, from alternative suppliers. Any significant interruption in the supply of vermiculite could have a material adverse effect on the financial condition and results of operations of the Company. During the year ended December 31, 1995, the Company's sales of XPE represented approximately 10% of the Company's net sales. See "Relationship with SEPR", "Business -- Markets", and "Business -- Manufacturing and Operations".



RESTRICTIONS ON INTERNATIONAL EXPANSION



     As part of the arrangements related to the Saint-Gobain Sale, the Company entered into a series of agreements with SEPR which will affect how the Company conducts business outside the North American

Market. These agreements include the Company's covenant not to compete with SEPR outside the North American Market until March 1, 2001, and other restrictions on the Company's ability to distribute its products and license its technology outside the North American Market. These arrangements restrict the Company's ability to expand its sales outside the North American Market. See "Relationship with SEPR" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



ENVIRONMENTAL MATTERS



     The Company is subject to a variety of federal and local governmental regulations related to the use, storage, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals used in its manufacturing processes. Although the Company believes its activities conform to presently applicable environmental regulations, failure to comply with present and future regulations could result in fines being imposed on the Company, suspension of production, or a cessation of operations. There can be no assurance that regulatory changes or changes in regulatory interpretation or enforcement will not render compliance more difficult and costly. Any failure of the Company to control the use of, or restrict the discharge of, hazardous substances or comply with environmental regulations could subject it to significant future liabilities. In addition, although the Company believes that its past operations conform with all applicable environmental laws and regulations, there can be no assurance that the Company has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities, or that the past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other liabilities under current or future environmental laws or regulations. See "The Transaction", "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Contingencies" and "Business -- Environmental Matters".


ABSENCE OF PRIOR MARKET FOR SHARES; DETERMINATION OF OFFERING PRICE; MARKET RISK

     Prior to the Offering, there has been no public market for the Common Stock. There can be no assurance that an active trading market for the Common Stock will develop or, if developed, will be sustained. The initial public offering price of the Common Stock will be determined by negotiations between BP and the Representatives of the Underwriters and may not be indicative of the market price after the Offering. See "Underwriting".

     The stock market has from time to time experienced extreme price and volume fluctuations which have been unrelated to the operating performance of particular companies. The market price for the shares of Common Stock may be highly volatile depending on various factors, including general economic, political and stock market conditions, industry reports, actions by government agencies, announcements by the Company or its competitors, and fluctuations in the Company's operating results. These and other factors may adversely affect the market price of the Common Stock.

DISTRIBUTION OF PROCEEDS FROM OFFERING AND RELATED TRANSACTIONS


     The Company will not receive any proceeds from the Offering other than the proceeds, if any, from any exercise of the over-allotment option. In addition to the net proceeds from the Offering, BP will also receive from the Company, concurrently with the consummation of the Offering or shortly thereafter, $55 million in repayment of the Selling Stockholder Note (plus accrued interest thereon, if any). With the exception of the determination of the initial public offering price for the Common Stock, none of the terms related to the acquisition of the North American Fibers Business by the Company resulted from arm's length negotiations and the Company does not believe such terms are as favorable as terms which might have been obtained in arm's length negotiations. See "Use of Proceeds", "The Transaction", "Financing Plan", and "Underwriting".


PROVISIONS LIMITING CHANGES IN CONTROL

     The Company's charter and by-laws contain provisions that might diminish the likelihood that a potential acquiror would make an offer for the Common Stock, impede a transaction favorable to the interests of the stockholders, or increase the difficulty of removing the incumbent Board of Directors and management. These provisions include a staggered board, the inability to remove a director without cause, special procedures for director nominations by stockholders, and the authorization of unissued Common Stock. See "Description of Capital
Stock -- Certain Anti-Takeover Provisions Affecting Stockholders".


     The Company's charter also authorizes the Board of Directors to provide for the issuance of preferred stock in one or more series and to fix the terms of the preferred stock. Such preferred stock could have voting, liquidation, and dividend rights which would be superior to the voting, liquidation, and dividend rights of the Common Stock. The terms of preferred stock approved by the Board of Directors of the Company could also have the effect of limiting changes in control of the Company. See "Description of Capital Stock -- Preferred Stock".

                                USE OF PROCEEDS


     The Company will not receive any proceeds from the Offering other than the proceeds, if any, from any exercise of the over-allotment option. All net
proceeds of the Offering, estimated to be approximately $     million (assuming
the Price to Public is $     per share (the mid-point of the estimated price
range identified on the cover page of this Prospectus)), will be received by the Selling Stockholders. If the over-allotment option is exercised in full, the net
proceeds of approximately $     million from the sale of such option shares will
be used by the Company for general corporate purposes, which may include repayment of outstanding indebtedness and acquisitions of complementary businesses. No acquisitions are presently pending or are under discussion. The indebtedness under the New Credit Facility and the Senior Notes will have been incurred in connection with the Transaction and are expected to bear interest at the respective rates of interest described under "Financing Plan", and would have otherwise been due and payable in 2001 and 2006, respectively.



     In addition to the net proceeds from the Offering, BP will also receive $55 million (plus accrued interest thereon, if any) in repayment of the Selling Stockholder Note. These payments will be financed from proceeds of the Senior Notes and the New Credit Facility. Payments of interest, if any, will be financed with cash on hand or additional borrowings under the New Credit Facility. See "The Transaction" and "Financing Plan".


                                DIVIDEND POLICY


     The Company intends to pay quarterly cash dividends on the Common Stock, beginning with the fourth quarter of 1996. The initial annual dividend rate is expected to be $.13 per share. The payment of dividends will be at the sole discretion of the Company's Board of Directors, a majority of which will not be appointed until after the consummation of the Offering, and will depend upon the Company's profitability, financial condition, cash requirements, future prospects, and other factors deemed relevant by the Board of Directors. Upon completion of the Offering, the payment of dividends will be restricted by covenants in the Company's New Credit Facility and Senior Notes which limit the payment of dividends or the making of other distributions to stockholders. See "Financing Plan" and "Pro Forma Financial Data".

                                 CAPITALIZATION


     The following table sets forth the actual capitalization of the North American Fibers Business as of March 31, 1996 and as adjusted to reflect the Transaction. This table should be read in conjunction with the financial statements and the information under "Pro Forma Financial Data", including in each case the notes thereto, included elsewhere in this Prospectus.



                                                                           MARCH 31, 1996
                                                                         -------------------
                                                                                       AS
                                                                         ACTUAL      ADJUSTED
                                                                         -------     -------
                                                                           (IN THOUSANDS)
Short-term debt, including current maturities of long-term debt........  $    --     $    --
                                                                         =======     =======
Long-term debt:
  New Credit Facility..................................................  $    --     $10,500(1)
  Senior Notes.........................................................       --      45,000(1)
                                                                         -------     -------
Total long-term debt...................................................       --      55,500
Parent company investment/Stockholders' equity(2)(3):
  Parent company investment............................................   38,209          --
  Preferred stock, $.01 par value, 1,000,000 shares authorized, no
     shares issued or outstanding, as adjusted.........................       --          --
  Common stock, $.01 par value, 30,000,000 shares authorized, 8,000,000
     shares issued and outstanding, as adjusted........................       --          80
  Additional paid-in capital...........................................       --      32,372
                                                                         -------     -------
Total parent company investment/stockholders' equity(2)(3).............   38,209      32,452
                                                                         -------     -------
Total capitalization...................................................  $38,209     $87,952
                                                                         =======     =======


- ---------------


(1) In connection with the Transaction, the Company will enter into the New Credit Facility and will issue the Senior Notes. The $55.0 million Selling Stockholder Note issued by the Company as part of the consideration for the North American Fibers Business transferred by BP to the Company in the Transaction will be retired with borrowings under the New Credit Facility and proceeds from the sale of the Senior Notes. The borrowings under the New Credit Facility also reflect the estimated financing expenses incurred in connection with entering into the New Credit Facility and issuing the Senior Notes. The New Credit Facility will also provide for additional borrowings up to $9.5 million which may be used for general corporate purposes, including working capital and other capital requirements. See "Financing Plan".



(2) The North American Fibers Business was accounted for as a division of Unifrax rather than as a subsidiary. The North American Fibers Business (prior to the consummation of the Transaction) had no separately identifiable equity other than an amount equal to its net assets captioned as "parent company investment." In connection with the Transaction, this investment will be eliminated and replaced by a stockholders' equity account comprised of the Company's newly issued Common Stock at par value and a residual amount of additional paid-in capital.



(3) Subsequent to March 31, 1996, but prior to the Transaction, the Company issued 1,000 shares of Common Stock which will be repurchased (at their cost of $1.00 per share) with available cash.

                                THE TRANSACTION


     Unifrax Acquisition Inc. was incorporated in Delaware on April 19, 1996. As of the date of this Prospectus, the Company's 1,000 outstanding shares of Common Stock are owned by William P. Kelly, the President and Chief Executive Officer of the Company. Immediately prior to the consummation of the Offering and pursuant to an Assets Transfer Agreement to be entered into among Unifrax, BP America and the Company (the "Assets Transfer Agreement"), (i) Unifrax and the stockholders of its overseas sales affiliates will transfer the North American Fibers Business to the Company, and the Company will obtain the Covenant Not To Compete, in exchange for the Selling Stockholder Note in the principal amount of $55 million and 8,000,000 shares of Common Stock and (ii) the 1,000 shares of Common Stock currently outstanding and owned by Mr. Kelly will be repurchased at cost ($1,000). As a result of the Assets Transfer Agreement, the Selling Stockholders will own 100% of the issued and outstanding shares of the Company's Common Stock. Concurrent with the consummation of the Offering, the Company intends to enter into the New Credit Facility and issue the Senior Notes. The proceeds of the Senior Notes and the New Credit Facility will be used to repay the principal amount of the Selling Stockholder Note. Accrued interest, if any,
on the Selling Stockholder Note at the rate of      % per annum will be paid
from cash on hand or additional borrowings under the New Credit Facility. In the Offering, BP is selling 100% of its ownership interest in the Company. Unifrax Acquisition Inc. will change its name to Unifrax Corporation either shortly before or shortly after the consummation of the Offering.



     Pursuant to the Assets Transfer Agreement, except as described below, the Company will assume all of the obligations and liabilities arising out of or relating to the North American Fibers Business or the transferred assets, as if the Company had operated the business from its commencement and the business had never been owned by Unifrax or its affiliates.



     The Assets Transfer Agreement contains certain covenants regarding the operations of the Company prior to the closing of the assets transfer (the "Closing") and, until the Closing, requires BP America to continue to provide the Company with working capital and services in accordance with past custom and practice.



     Pursuant to the Assets Transfer Agreement, BP America will indemnify the Company from liability for certain matters, including (i) any United States federal, state, or local income or franchise taxes for any period up to and including the consummation of the Offering, including those attributable to any affiliated or combined group of which Unifrax or either of its overseas sales affiliates was a member at any time prior to the Closing, (ii) claims relating to assets and liabilities of Unifrax which are not being transferred to Unifrax Acquisition Inc., (iii) claims in connection with the stock purchase agreement entered into by Unifrax relating to the Saint-Gobain Sale (other than claims arising from any breach by the Company, on or after the Closing, of the agreements entered into with SEPR in connection with the Saint-Gobain Sale),
(iv) all claims relating to the certain specific, known environmental matters identified under "Business -- Environmental Matters", and (v) claims and expenses (including reasonable attorneys' fees) for wrongful death or personal injury over and above (x) $100,000 per occurrence and (y) $2.5 million in the aggregate caused by exposure to ceramic fiber products manufactured by Unifrax; provided, however, that BP America's indemnity for any such wrongful death or personal injury will not extend to any exposures which occur after consummation of the Offering. If claims arise from exposure in part before and in part after the consummation of the Offering, then BP America's indemnity will only apply to the portion of the injury arising from exposure prior to the consummation of the Offering. Notwithstanding the foregoing, BP America will not indemnify the Company for third party injury if the Company's failure to implement the existing Product Stewardship Program or any necessary better program with respect to ceramic fiber products caused such injury. For purposes of this indemnity, the Product Stewardship Program or necessary better program shall consist of at least the following elements: maintenance of handling procedures; research, as reasonably appropriate, into health effects and safe handling; continuing research, as reasonably appropriate, into alternative products; informing customers and others who may come into contact with ceramic fiber products about safe handling; and effective steps, as reasonably appropriate, to ensure that the program is implemented throughout the distribution chain of the products. See "Risk Factors--Dependence on Ceramic Fiber; Health and Safety Issue" and "Business -- Health and Product Safety Issues".

     The Company is not entitled to any other indemnity from BP. Pursuant to the Assets Transfer Agreement, the Company will indemnify BP from liability for certain matters, including (i) any taxes described in clause (i) of the preceding paragraph attributable to the operation of the Company following the Closing, (ii) the assets and liabilities transferred to the Company, and (iii) all liabilities attributable to the operation of the Company or its overseas sales affiliates arising after the Closing, including any liabilities arising from any breach of the agreement entered into with SEPR in connection with the Saint-Gobain Sale. See "Relationship with SEPR".


                                 FINANCING PLAN


     Concurrently with the consummation of the Offering, the Company will (i) execute and deliver a revolving credit agreement and borrow thereunder approximately $10.5 million against the $20 million, five-year revolving credit facility (the "New Credit Facility") and (ii) issue $45 million in aggregate principal amount of senior notes (the "Senior Notes") in a private placement. The proceeds from the sale of the Senior Notes and the borrowings under the New Credit Facility will be used to repay the $55 million Selling Stockholder Note upon consummation of the Offering and to pay financing fees associated with the
Senior Notes. Accrued interest, if any, at the rate of   % per annum on the
Selling Stockholder Note will be paid from cash on hand or additional borrowings under the New Credit Facility. Unifrax has entered into a commitment letter with Key Bank to provide the New Credit Facility.



     The balance of available borrowings under the New Credit Facility will be available for general corporate purposes, including working capital and other capital requirements of the Company. At the option of the Company, borrowings under the New Credit Facility will bear interest based on a lending bank's prime lending rate or the U.S. dollar London Interbank Offered Rate (LIBOR), plus 0.75%.



     The Company presently expects the Senior Notes to bear interest at a rate
of     % per annum. The Senior Notes will have a final maturity of ten years with an average life of seven years. The Senior Notes will require equal annual principal payments, commencing at the end of the fourth year after issuance.



     The respective agreements governing the New Credit Facility and the Senior Notes will contain various covenants, including restrictive covenants which require the Company to maintain minimum levels for various ratios, including an interest coverage ratio and a debt coverage ratio. The agreements will also contain customary covenants imposing certain restrictions on mergers and consolidations, sales of assets, incurrences of liens, sale and leaseback transactions, subsidiary indebtedness, and certain other payments (including dividends).


     The respective agreements governing the New Credit Facility and the Senior Notes will also contain customary events of default, including defaults relating to failure to pay interest or principal, material breaches of representations and warranties, breaches of covenants, cross-defaults to certain other indebtedness for money borrowed, and events of bankruptcy, insolvency, and reorganization. The occurrence of an event of default would allow the indebtedness to be accelerated, in the case of the New Credit Facility at its principal amount plus accrued interest, and in the case of the Senior Notes at a price equal to the redemption price stated therein.


                             RELATIONSHIP WITH SEPR



     As part of the Saint-Gobain Sale, Unifrax entered into a series of agreements with SEPR which affects how the Company conducts business outside of the North American Market. Until March 1, 2001, the Company and any entity which controls, is controlled by or is under common control with the Company are precluded from competing with SEPR in the ceramic fiber business outside of the North American Market with the exception of XPE for automotive catalytic converters. The Company also entered into certain licensing agreements with SEPR involving the Company's patents, know-how, and trademarks outside the North American Market as described below. SEPR was not granted any rights to use any of the Company's patents, know-how, or trademarks in the North American Market. The Company's two newly organized overseas sales affiliates were formed for the purpose of effecting the Company's sale of XPE outside of the North American Market.



     Covenant Not To Compete. The SEPR covenant not to compete prohibits the Company from producing, selling or distributing products (with the exception of XPE for automotive catalytic converters) outside the North American Market or taking an interest in or having an involvement with any producer or distributor of ceramic fibers outside that territory until March 1, 2001.



     License Agreement. SEPR received from the Company a nonexclusive, royalty-free license (the "License") to manufacture and sell outside the North American Market the ceramic fiber products, and their improvements and replacements, which were manufactured by Carborundum in Australia, Brazil, Germany, and the United Kingdom prior to the Saint-Gobain Sale. The Company is precluded from granting any further license of this technology outside the North American Market for 20 years except to an affiliate. SEPR is obligated to pay the Company an annual technical fee, and the Company must provide specific technical services, product improvements, and product replacements and must maintain all of its patents until March 1, 2001.



     Product Distribution Agreement. Pursuant to the Product Distribution Agreement, SEPR has also been appointed as the Company's exclusive distributor outside the North American Market, for a five-year term, for the Company's product lines which are not covered by the License, except for XPE. These include (I) products only manufactured in the North American Market and sold outside the North American Market prior to the Saint-Gobain Sale ("Group I Products"); and (II) products only manufactured in the North American Market and not sold outside the North American Market prior to the Saint-Gobain Sale ("Group II Products").



     For Group I Products, minimum purchase quantities and distributor discounts are to be agreed upon annually on a product-by-product basis by the Company and SEPR. Failure to agree on sales quantities or discounts or failure by SEPR to purchase the minimum quantities may lead to termination of the Product Distribution Agreement on a product-by-product basis twelve months thereafter.



     Distributed Product License Agreement. If customers demand Group II Products outside the North American Market, SEPR is obliged to distribute such products on the Company's behalf. SEPR is not entitled to take up any license to manufacture any of the Group II Products. SEPR will be granted a royalty-bearing manufacturing license on any Group I Products which are terminated from the Product Distribution Agreement. SEPR also has the right to cancel the Product Distribution Agreement on a product-by-product basis for Group I Products by taking out a license to manufacture and paying the license royalty. Any license of Group I Products will grant rights to the then-current patents and technology but will not include any rights to license improvements developed by the Company after the product has been terminated from the Product Distribution Agreement. The license for Group I Products requires SEPR to pay a royalty on a declining scale until March 1, 2006, after which the license becomes royalty-free.



     Conversion Agreement. Under the Conversion Agreement, SEPR has an obligation to die-cut rolls of XPE for the Company in connection with the Company's sales to customers within Europe and South America and has been granted a right of first refusal to provide this service to the Company in other countries outside the North American Market. These rights and obligations will continue until the earlier of a cancellation of this arrangement by SEPR or the expiration of certain patents covering XPE.



     XPE License Agreement. SEPR has a right to cancel the Conversion Agreement upon six months' notice and to take up a royalty-free, non-exclusive license for 20 years to manufacture XPE. The Company may continue to sell XPE outside of the North American Market during the life of any license SEPR may take up for XPE but may not license any other third party other than an affiliate. The Company is obliged to supply technical services for a period of three years from the date of grant of the license, to be charged at a per diem rate. The technology to be transferred will be that current at the date of grant of the license but with no rights to improvements thereafter.



     Trademark License and Consent Agreement. Under the terms of the Saint-Gobain Sale the name "Carborundum" and the Carborundum logo became the property of SEPR, with the Company having the right to continue to use them while exhausting existing inventory of literature and packaging material until March 1, 1997. The ownership of the product trademarks of the Company, such as Fiberfrax(R) ceramic fiber, remains with the Company. Until March 1, 2001, SEPR has the right to use the Company's product trademarks royalty-free outside of the North American Market for products manufactured under the License Agreement. After March 1, 2001, SEPR will have no further right in the product trademarks and sole use will revert to the Company.

                            SELECTED FINANCIAL DATA


     The following table sets forth selected historical financial data of the Company for the five years ended December 31, 1995 and for the three-month periods ended March 31, 1995 and March 31, 1996. The historical data set forth below for the years 1993, 1994, and 1995 have been derived from, and should be read in conjunction with, the Company's audited financial statements and the notes thereto appearing elsewhere in this Prospectus. The financial statements for the years 1993, 1994, and 1995 have been audited by Ernst & Young LLP, independent auditors, whose report thereon also appears elsewhere herein. The historical financial data set forth below for 1992 have been derived from audited financial statements which are not included herein. The historical financial data set forth below for 1991 have been derived from unaudited financial statements of the Company which, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. The historical financial data for the three-month periods ended March 31, 1995, and March 31, 1996, have been derived from, and should be read in conjunction with, the unaudited financial statements of the Company for such periods which are also included herein. Such financial statements reflect, in the opinion of management, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Operating results for the three-month period ended March 31, 1996 are not necessarily indicative of the results to be expected for the year ended December 31, 1996.



     The following table should be read in conjunction with "Pro Forma Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations".



                                                                                           THREE-MONTHS ENDED
                                                                                                MARCH 31,
                                                  YEAR ENDED DECEMBER 31,                  -------------------
                                    ---------------------------------------------------               COMBINED
                                     1991       1992       1993       1994       1995       1995        1996
                                    -------    -------    -------    -------    -------    -------    --------
                                                              (DOLLARS IN THOUSANDS)
STATEMENT OF INCOME DATA:
Net sales.......................... $53,540    $64,565    $67,692    $76,246    $84,064    $21,384    $21,581
Cost of goods sold.................  27,620     33,099     34,153     37,590     40,630     10,551     10,642
                                    -------    -------    -------    -------    -------    -------    --------
Gross profit.......................  25,920     31,466     33,539     38,656     43,434     10,833     10,939
Selling and distribution...........   9,462     10,370      9,932     10,688     11,579      3,028      3,134
Administration.....................   5,701      5,212      5,415      6,279      6,189      1,811      1,737
Allocated corporate charges(a).....   2,900      2,600      2,800      2,300      2,700        675        356
Research and development...........   2,106      2,955      2,747      2,772      2,950        854        699
Restructuring charges..............      --        480        155         --         --         --         --
                                    -------    -------    -------    -------    -------    -------    --------
Operating income...................   5,751      9,849     12,490     16,617     20,016      4,465      5,013
Other income.......................     541        555        549        591        932        196         87
                                    -------    -------    -------    -------    -------    -------    --------
Income before income taxes
  and accounting change............   6,292     10,404     13,039     17,208     20,948      4,661      5,100
Provision for income taxes.........   2,511      4,152      5,407      7,052      8,539      1,894      2,100
                                    -------    -------    -------    -------    -------    -------    --------
Income before accounting
  change...........................   3,781      6,252      7,632     10,156     12,409      2,767      3,000
Accounting change..................      --         --     (2,658)(d)      --        --         --         --
                                    -------    -------    -------    -------    -------    -------    --------
Net income......................... $ 3,781    $ 6,252    $ 4,974    $10,156    $12,409    $ 2,767    $ 3,000
                                    ========   ========   ========   ========   ========   ========   ==========
OTHER DATA:
EBITDA(b).......................... $ 9,515    $14,001    $17,010    $21,428    $25,249    $ 5,714    $ 6,076
Depreciation and amortization......   3,223      3,597      3,971      4,220      4,301      1,053        976
Capital expenditures...............   2,751      3,669      3,032      2,670      3,404        572      1,160
BALANCE SHEET DATA (AT PERIOD END):
Working capital.................... $11,103    $11,301    $12,991    $15,800    $13,579    $17,811    $17,163
Total assets.......................  53,453     54,531     55,513     57,509     55,055     58,769     59,507
Total liabilities..................  15,414     16,388     19,634     20,443     20,815     20,173     21,298
Parent company investments(c)......  38,039     38,143     35,879     37,066     34,240     38,596     38,209

- ---------------

(a) Certain administrative services and research and development activities were provided to all businesses of Unifrax, including the Company, on a centralized basis. Indirect administrative expenses were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Unifrax. In the opinion of management of the Company, charges and allocations have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Company been operating as a stand-alone entity.


(b) "EBITDA" means earnings from operations before interest expense, taxes, depreciation, amortization, and cumulative effect of change in accounting principle. EBITDA is included because it is commonly used by certain investors and analysts as one measure of an issuer's ability to fund operations and meet its financial obligations. EBITDA should not be considered in isolation from, as a substitute for, or as being more meaningful than net income, cash flows from operating activities or other income or cash flow statement data prepared in accordance with generally accepted accounting principles as a measure of the Company's profitability or liquidity.



(c) The North American Fibers Business was accounted for as a division of Unifrax rather than as a subsidiary. The North American Fibers Business (prior to consummation of the Transaction) had no separately identifiable equity other than an amount equal to its net assets captioned as "parent company investment." In connection with the Transaction, this investment will be eliminated and replaced by stockholders' equity comprised of the Company's newly issued common stock at par value and a residual amount of additional paid-in capital.



(d) Represents the cumulative effect of a change in accounting principle made in 1993 related to the accounting for postretirement benefits other than pensions.

                            PRO FORMA FINANCIAL DATA


     The following unaudited pro forma financial data gives effect to the Saint-Gobain Sale and the Transaction and the application of the net proceeds thereof. See Notes 2, 7, and 17 to the audited financial statements included herein.


     The unaudited pro forma combined balance sheet of the Company as of March 31, 1996 has been prepared after giving effect to the pro forma adjustments described in the notes to the pro forma financial data. These adjustments have been made assuming the transactions reflected in the pro forma combined balance sheet had occurred on March 31, 1996.

     The unaudited pro forma combined statements of income of the Company for the year ended December 31, 1995 and the three months ended March 31, 1996 have been prepared after giving effect to the pro forma adjustments described in the notes to the pro forma financial data. These adjustments have been made assuming the transactions reflected in the pro forma combined statements of income had occurred on January 1, 1995.

     The unaudited pro forma financial data set forth below is for informational purposes only and may not necessarily be indicative of the financial position and results of operations of the Company as they may be in the future or what the financial position or results of operations of the Company would have been had the transactions described above occurred on the dates indicated. The pro forma adjustments are based upon available information and upon certain assumptions that management of the Company believes are reasonable under the circumstances.

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET
                                 MARCH 31, 1996

                             (DOLLARS IN THOUSANDS)


                                                      HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                      ----------     -----------       ---------
ASSETS
Current assets:
  Cash..............................................   $    555       $      --        $    555
  Accounts receivable, net..........................     16,040              --          16,040
  Inventories.......................................      9,128              --           9,128
  Deferred income taxes.............................      3,386             306(a)        3,692
  Prepaid expenses and other current assets.........        472              --             472
                                                      ----------     -----------       ---------
Total current assets................................     29,581             306          29,887
Property, plant and equipment, net..................     29,442              --          29,442
Deferred income taxes...............................         --          45,482(a)       45,482
Other assets........................................        484             500(b)          984
                                                      ----------     -----------       ---------
                                                       $ 59,507       $  46,288        $105,795
                                                      =========      ===========       =========
LIABILITIES, PARENT COMPANY
  INVESTMENT AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $  3,164       $      --        $  3,164
  Accrued expenses..................................      9,254              --           9,254
  Selling Stockholder Note..........................         --          55,000(c)           --
                                                                        (55,000)(d)
                                                      ----------     -----------       ---------
Total current liabilities...........................     12,418              --          12,418
New Credit Facility.................................         --          10,000(d)       10,500
                                                                            500(b)
Senior Notes........................................         --          45,000(d)       45,000
Accrued postretirement benefit cost.................      5,025              --           5,025
Deferred income taxes...............................      3,455          (3,455)(a)          --
Other long-term obligations.........................        400              --             400
                                                      ----------     -----------       ---------
Total liabilities...................................     21,298          52,045          73,343
Parent company investment/Stockholders' equity:
  Parent company investment.........................     38,209         (38,209)(e)          --
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, no shares issued or outstanding....         --              --              --
  Common stock, $.01 par value, 30,000,000 shares
     authorized, 8,000,000 issued and
     outstanding pro forma..........................         --              80(e)           80
  Additional paid-in capital........................         --          49,243(a)       32,372
                                                                        (55,000)(c)
                                                                         38,129(e)
                                                      ----------     -----------       ---------
                                                       $ 59,507       $  46,288        $105,795
                                                      =========      ===========       =========


                            See accompanying notes.

              NOTES TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                                 MARCH 31, 1996

                             (DOLLARS IN THOUSANDS)


(a) Reflects the deferred income tax effects of the Transaction. The Transaction will be treated as an asset purchase for income tax purposes, with a corresponding increase in the basis of assets for income tax purposes. For financial reporting purposes, the Company will retain its historical cost basis. The Company will recognize a related deferred tax asset because management considers realization of this asset to be more likely than not based upon the Company's past history of profitability, expected profitability in the future, and the extended period over which the timing differences will reverse.



(b) Represents the financing fees associated with the Senior Notes.



(c) Reflects the Selling Stockholder Note. See "The Transaction" and "Financing Plan".



(d) Reflects borrowings by the Company of $55 million under the New Credit Facility and the Senior Notes. The borrowings will be used to retire the Selling Stockholder Note. See "Financing Plan".



(e) The North American Fibers Business was accounted for as a division of Unifrax rather than as a subsidiary. The North American Fibers Business (prior to consummation of the Transaction) had no separately identifiable equity other than an amount equal to its net assets captioned as "parent company investment". In connection with the Transaction, this investment will be eliminated and replaced by stockholders' equity comprised of the Company's newly issued common stock at par value and a residual amount of additional paid-in capital.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1995


                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                    COMBINED
                                                   HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                   ----------     -----------       ---------
Net sales........................................   $ 84,064        $  (476)(i)      $83,588
Operating expenses:
  Cost of goods sold.............................     40,630           (253)(i)       40,377
  Selling and distribution.......................     11,579            607(i)        12,186
  Administration.................................      6,189          2,017(ii)        8,206
  Allocated corporate charges....................      2,700         (2,700)(iii)         --
  Research and development.......................      2,950             --            2,950
                                                   ----------     -----------       ---------
                                                      64,048           (329)          63,719
                                                   ----------     -----------       ---------
Operating income.................................     20,016           (147)          19,869
Interest expense.................................         --         (4,276)(iv)      (4,276)
Other income, net................................        932           (413)(i)          519
                                                   ----------     -----------       ---------
Income before income taxes.......................     20,948         (4,836)          16,112
Provision for income taxes.......................      8,539         (1,972)(v)        6,567
                                                   ----------     -----------       ---------
Net income.......................................   $ 12,409        $(2,864)         $ 9,545
                                                   =========      ===========       =========
Net income per common share......................                                    $  1.19(vi)
                                                                                    =========
Weighted average shares outstanding..............                                      8,000(vi)


- ---------------


   (i)  Reflects the impact of the Saint-Gobain Sale (See "Relationship with SEPR") as follows:
        a)    elimination of sales to previously affiliated foreign ceramic fiber business acquired by SEPR, net of continuing sales as defined in the
              SEPR agreements........................................................  $ (476)
        b)    cost of goods sold effect of a) above..................................    (253)
        c)    additional selling and distribution costs associated with the newly
              organized foreign XPE sales affiliates in Germany and Brazil...........     607
        d)    reduction in royalty payments received as a result of the Saint-Gobain
              Sale...................................................................    (413)
  (ii)  Reflects the following:
        a)    Additional administration costs associated with the newly organized foreign XPE sales affiliates in Germany and Brazil.....................  $  366
        b)    Increased charges for insurance as a stand-alone company...............     800
        c)    Increased pension expense..............................................     351
        d)    Increased administration expenses to operate as a stand-alone
              company................................................................     500
                                                                                       ------
                                                                                       $2,017
                                                                                       ======
 (iii)  As a stand-alone entity, the Company will no longer be charged an allocation for the costs of the discontinued Carborundum worldwide group headquarters, including an allocation of overhead charges by BP. Incremental costs of operating as a stand-alone entity are reflected in (ii)b) and (ii)d) above.

  (iv)  Reflects the following:
        a)    New Credit Facility (less repayments of $10,500 during the period) at an interest rate of 0.75% over LIBOR (assuming LIBOR equals 5.88% per annum). Following the Transaction, all available cash flow will be available to repay debt. Historical cash flows from operating activities in excess of cash used for investing activities ($15,332), after giving effect to the pro forma effect of the Transaction and the
              Saint-Gobain Sale, was assumed to be used to repay anticipated borrowings under the New Credit Facility ($10,500).....................  $  348
        b)    Senior Notes of $45,000 at a fixed interest rate to be established upon execution and delivery of a note purchase agreement based upon 1.85%
              over the 7-year Treasury Note rate (assuming the 7-year Treasury Note
              rate equals 6.70% per annum)...........................................   3,848
        c)    Commitment fee of 0.20% per annum on the unused portion of the $20,000
              New Credit Facility....................................................      30
        d)    Amortization of deferred financing costs over the 10-year life of the
              Senior Notes...........................................................      50
                                                                                       ------
                                                                                       $4,276
                                                                                       ======
        Increasing LIBOR and the 7-year Treasury Note rates each by  1/8% per annum would increase pro forma interest expense by $63.
   (v)  Income taxes, which include federal and state income taxes, have been calculated at the income tax rates in effect during the period.
  (vi)  Historical earnings per share are not presented, as the historical capital structure of the Company prior to the Transaction is not comparable with the capital structure that will exist subsequent to the Transaction. Pro forma earnings per share are based on the assumption that 8,000,000 shares of Common Stock were outstanding during the period, which represents the total number of shares that will be outstanding following consummation of the Transaction.

                    UNAUDITED PRO FORMA STATEMENT OF INCOME



                FOR THE THREE MONTH PERIOD ENDED MARCH 31, 1996



                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                                                                       COMBINED
                                                      HISTORICAL     ADJUSTMENTS       PRO FORMA
                                                      ----------     -----------       ---------
Net sales...........................................   $ 21,581        $   (79)(i)      $21,502
Operating expenses:
  Cost of goods sold................................     10,642            (42)(i)       10,600
  Selling and distribution..........................      3,134             47(i)         3,181
  Administration....................................      1,737            477(ii)        2,214
  Allocated corporate charges.......................        356           (356)(iii)         --
  Research and development..........................        699             --              699
                                                      ----------     -----------       ---------
                                                         16,568            126           16,694
                                                      ----------     -----------       ---------
Operating income....................................      5,013           (205)           4,808
Interest expense....................................         --           (984)(iv)        (984)
Other income, net...................................         87            (68)(i)           19
                                                      ----------     -----------       ---------
Income before income taxes..........................      5,100         (1,257)          (3,843)
Provision for income taxes..........................      2,100           (513)(v)        1,587
                                                      ----------     -----------       ---------
Net income..........................................   $  3,000        $  (744)         $ 2,256
                                                      =========      ===========       =========
Net income per common share.........................                                    $  0.28(vi)
                                                                                       =========
Weighted average shares outstanding.................                                      8,000(vi)


- ---------------


   (i)  Reflects the impact of the Saint-Gobain Sale (see "Relationship with SEPR") as follows:
        a)    elimination of sales to previously affiliated foreign ceramic fiber business acquired by SEPR, net of continuing sales as defined in the
              SEPR agreements........................................................  $  (79)
        b)    cost of goods sold effect of a) above..................................     (42)
        c)    additional selling and distribution costs associated with the newly
              organized foreign XPE sales affiliates in Germany and Brazil...........      47
        d)    reduction in royalty payments received as a result of the Saint-Gobain
              Sale...................................................................     (68)
        The pro forma adjustments for the three-month period ended March 31, 1996, reflect the impact of the Saint-Gobain Sale through February 29, 1996. For the month of March 1996, the historical results include the impact of the
        Saint-Gobain Sale.
  (ii)  Reflects the following:
        a)    Additional administration costs associated with the newly organized
              foreign XPE sales affiliates in Germany and Brazil.....................  $   68
        b)    Increased charges for insurance as a stand-alone company...............     200
        c)    Increased pension expense..............................................      84
        d)    Increased administration expenses to operate as a stand-alone
              company................................................................     125
                                                                                       ------
                                                                                       $  477
                                                                                       ======
 (iii)  As a stand-alone entity, the Company will no longer be charged an allocation for the costs of the discontinued Carborundum worldwide group headquarters, including an allocation of overhead charges by BP. Incremental costs of operating as a stand-alone entity are reflected in (ii)b) and (ii)d) above.

  (iv)  Reflects the following:
        a)    Senior Notes of $45,000 at a fixed interest rate to be established upon execution and delivery of a note purchase agreement based upon 1.85%
              over the 7-year Treasury Note rate (assuming the 7-year Treasury Note rate equals 6.70% per annum)...........................................  $  962
        b)    Commitment fee of 0.20% per annum on the unused portion of the $20,000
              New Credit Facility....................................................      10
        c)    Amortization of deferred financing costs over the 10-year life of the
              Senior Notes...........................................................      12
                                                                                       ------
                                                                                       $  984
                                                                                       ======
        Increasing the 7-year Treasury Note rate by  1/8% per annum would increase pro forma interest expense by $14.
   (v)  Income taxes, which include federal and state income taxes, have been calculated at the income tax rates in effect during the period.
  (vi)  Historical earnings per share are not presented, as the historical capital structure of the Company prior to the Transaction is not comparable with the capital structure that will exist subsequent to the Transaction. Pro forma earnings per share are based on the assumption that 8,000,000 shares of Common Stock were outstanding during the period, which represents the total number of shares that will be outstanding following consummation of the Transaction.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS


     The following discussion should be read in conjunction with the other information set forth in this Prospectus, including the financial statements and the notes thereto. The discussion herein refers to the actual historical financial results of the Company. As a consequence of the Saint-Gobain Sale and the Transaction, these results may not be comparable to future operating results. See Notes 2, 7, and 17 to the audited financial statements included herein.


RESULTS OF OPERATIONS

  Overview

     Ceramic fiber is sold to the furnace-related market, the automotive market, and other niche markets. Sales and earnings from year-to-year reflect the relative strengths of these markets as well as the product mix sold within any particular market.

     Historically, the Company's sales growth has been driven by several factors, including the use of ceramic fiber as a lower cost or higher performance substitute for traditional hard brick refractories and other insulating materials, the introduction of new ceramic fiber product applications, and the general economic expansion of primary ceramic fiber markets. During the four-year period ended December 31, 1995, the Company's net sales and income before income taxes have increased at a compound annual rate of approximately 12% and 35%, respectively. The growth rate in income before income taxes has exceeded the growth rate in net sales during this period due to higher profit margins resulting from several factors, including a sales mix shift to higher value-added product forms and applications, improved manufacturing efficiency, higher capacity utilization, and marketing and administrative cost control. During each of the four years ended December 31, 1995, the Company's sales of product forms and applications which were commercialized within the previous five years comprised over 20% of the Company's net sales.


     Prior to the Saint-Gobain Sale, the Company operated as a major division of Carborundum. The Company provided many business services such as engineering, sales and marketing, accounting, manufacturing, ceramic fiber research and development, and general administration. For efficiency, Carborundum provided some support services, such as information systems, credit and collections, payroll, corporate communications, and health, safety, and environmental quality on a centralized basis. The Company was charged for these services based on usage.


     In addition, certain other indirect administrative expenses of Carborundum, such as legal, treasury, and executive office, as well as certain research and development activities directed more broadly at ceramic materials, were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Carborundum. Amounts allocated to the Company for such expenses are shown as "allocated corporate charges" in the Company's statements of income. In the opinion of management, charges and allocations to the Company have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Company been operating as a stand-alone entity.


     As a major business unit of Carborundum, the Company was closely tied to Carborundum's other ceramic fiber operations in the United Kingdom, Germany, Australia, and Brazil. These non-North American units were generally dependent on the Company for new product and process technology. Occasionally, the Company relied upon this larger production capacity to fulfill North American demand. As a consequence of increasing demand for its products, the Company has been required to pursue alternative sourcing strategies for certain product forms until the completion of the capacity expansion currently underway in New Carlisle, Indiana. These alternative sources include competitors and the overseas operations acquired by SEPR in the Saint-Gobain Sale. Purchases from these alternative sources have been, and are anticipated to continue to be, at market prices. Consequently, the Company has earned, and anticipates earning, no profit on the final sale of these purchases and, as a result, gross profit as a percentage of sales has been, and will continue to be, adversely affected by these sales. In addition, the Company entered into a series of agreements with SEPR in connection with the Saint-Gobain Sale which restricts the Company's ability to expand its sales outside the North American Market. See "Risk
Factors -- Restrictions on International Expansion" and "Relationship with
SEPR".



     The Transaction will be treated as an asset purchase for income tax purposes, with a corresponding increase in the basis of assets for income tax purposes. For financial reporting purposes, the Company will retain its historical cost basis. The Company will recognize a related deferred tax asset as management considers realization of this asset to be more likely than not based upon the Company's past history of profitability, expected profitability in the future and the extended period over which the timing differences will reverse.


  Three months ended March 31, 1996, compared with three months ended March 31, 1995


     Net sales increased 0.9 percent from $21.4 million in the first quarter 1995 to $21.6 million in the first quarter 1996. This increase was due to higher shipments of ceramic fiber blanket to the furnace-related market and XPE to the automotive market, which was offset partially by lower sales of porosity-controlled paper. The increase in XPE was largely the result of the growth in export sales. The decrease in sales of porosity-controlled paper was primarily due to one customer's decision to purchase roll goods from the Company instead of finished product, and another customer's transition to a new driver-side airbag design which uses less ceramic fiber paper.



     Gross profit increased 1.0 percent from $10.8 million in the first quarter 1995 to $10.9 million in the first quarter 1996. Gross profit as a percentage of net sales remained constant at 49.3 percent.


     Selling and distribution expenses increased 3.5 percent from $3.0 million in the first quarter 1995 to $3.1 million in the first quarter 1996. This increase was primarily the result of sales incentives earned by the sales force for record volumes. Payment of the performance incentives also increased selling and distribution expenses as a percentage of net sales from 14.2 percent in the first quarter 1995 to 14.5 percent in the first quarter 1996.

     Administration expenses decreased 4.1 percent from $1.8 million in the first quarter 1995 to $1.7 million in the first quarter 1996. This decrease was primarily due to a non-recurring expense in the first quarter of 1995 of $0.3 million. The effect was also to reduce administration expenses as a percentage of sales from 8.5 percent in the first quarter 1995 to 8.0 percent in the first quarter 1996.


     Allocated corporate charges for the first quarter 1995 were recognized for all three months of the quarter. Allocated corporate charges were recognized for only two months of first quarter 1996, as the Saint-Gobain Sale was completed on February 29, 1996. Subsequent to the sale, the Company began purchasing services on an arm's-length basis from unrelated third parties, including temporary purchases from SEPR. The arm's-length purchases of services are included under "administration". The arms' length services purchased by the Company in March 1996 from SEPR totalled $71,000 and were at the same rates which Carborundum charged the Company for comparable services in January and February 1996. Some previously-allocated corporate charges were replaced with other third party services, at rates generally equal to or less than the allocations. Certain other allocated corporate charges were not replaced and the corresponding services were provided by existing employees within the Company.


     Research and development expenses decreased 18.1 percent from $0.9 million in the first quarter 1995 to $0.7 million in the first quarter 1996. The decrease was primarily due to a lower level of expense for trials for the airbag product line and other new products.


     Royalty income, net of related expenses, was $0.2 million in the first quarter 1995 compared to $0.1 million in the first quarter 1996.


     Income before income taxes increased 9.4 percent from $4.7 million (21.8 percent of net sales) in the first quarter 1995 to $5.1 million (23.6 percent of net sales) in the first quarter 1996 as a result of the factors discussed above.

     In November 1995, the Company announced a $14.4 million capital expansion project at its New Carlisle, Indiana manufacturing facility. A total of $0.6 million was spent on this project during first quarter 1996. Working capital (excluding cash and deferred taxes) decreased from $14.4 million (16.8 percent of net sales on an annualized basis) in the first quarter 1995 to $13.2 million (15.3 percent of net sales on an annualized basis) in the first quarter 1996, due primarily to lower receivables from former Carborundum affiliates.


  Year ended December 31, 1995, compared with year ended December 31, 1994

     Net sales increased 10.3 percent from $76.2 million in 1994 to a record $84.1 million in 1995. This increase was principally due to strong demand for bulk, blanket and module product forms from the furnace-related market, significant demand for porosity-controlled paper from the automotive market, and higher demand for XPE from the automotive market. Unifrax achieved record sales in 1995, despite its discontinuation of sales of a resale product purchased from a former BP-owned business unit which accounted for $4.2 million of the Company's sales in 1994.

     Gross profit increased 12.4 percent from $38.7 million in 1994 to $43.4 million in 1995. This increase was the result of new product sales in generally higher value-added products. Specifically, gross profit as a percentage of net sales increased from 50.7 percent in 1994 to 51.7 percent in 1995 due to increased sales of higher margin products and ongoing cost reduction, despite price increases in raw materials costs. Strengthening markets for key raw materials pushed alumina prices up 10.6 percent, zircon prices up 46.0 percent, and sand prices up 3.1 percent over 1994 levels. The Company's manufacturing cost reduction programs largely offset increases in purchased materials and labor costs.

     Selling and distribution expenses increased 8.3 percent from $10.7 million in 1994 to $11.6 million in 1995. This increase primarily resulted from higher warehousing and freight expenses, inflation, and other items. Selling and distribution expenses as a percentage of net sales decreased from 14.0 percent in 1994 to 13.8 percent in 1995 due to the relatively smaller increase in costs compared to the larger increase in sales.

     Administration expenses decreased 1.4 percent from $6.3 million in 1994 to $6.2 million in 1995. This decrease was primarily due to a reduction in expenses related to health-related consultants and studies. In addition, administration expenses as a percentage of net sales decreased from 8.2 percent in 1994 to 7.4 percent in 1995.

     Allocated corporate charges increased 17.4 percent from $2.3 million in 1994 to $2.7 million in 1995. This increase primarily resulted from higher costs recorded by Carborundum for a BP stock appreciation rights program.

     Research and development expenses increased 6.4 percent from $2.8 million in 1994 to $3.0 million in 1995. This increase was due to new product development projects, a new fiber development project, and the transfer of two Carborundum research and development projects to the Company. Research and development in both 1995 and 1994 included a $0.5 million provision for animal tests expected to occur in a subsequent year. Because these tests are an important component of the product development program, expenses are accrued each year even though actual tests do not occur annually.


     Royalty income increased 53.2 percent from $0.6 million in 1994 to $1.0 million in 1995. The increase in royalty income was due to stronger ceramic fiber sales by the overseas Carborundum businesses sold by BP to SEPR and a correspondingly higher royalty owed to the Company as a result of those sales.


     Income before income taxes increased 21.7 percent from $17.2 million (22.6 percent of net sales) in 1994 to $20.9 million (24.9 percent of net sales) in 1995 as a result of the factors discussed above.

     Capital expenditures in 1995 were $3.4 million and were principally designed to relieve manufacturing bottlenecks and to improve efficiency. Year-end working capital excluding cash and deferred taxes declined from $12.3 million in 1994 to $10.3 million in 1995 due primarily to lower receivables from the Carborundum overseas units and higher year-end trade payables. Terms of collection with the other Carborundum affiliates were shortened at year-end 1995 in anticipation of the Saint-Gobain Sale.

  Year ended December 31, 1994, compared with year ended December 31, 1993

     Net sales increased 12.6 percent from $67.7 million in 1993 to $76.2 million in 1994. This increase was principally due to strong demand for bulk fiber and blanket, from the furnace-related markets and for porosity-controlled airbag paper and XPE from the automotive markets.

     Gross profit increased 15.3 percent from $33.5 million in 1993 to $38.7 million in 1994. At the same time, gross profit as a percentage of net sales increased from 49.5 percent in 1993 to 50.7 percent in 1994. This increase was primarily the result of a sales mix shift to higher value-added products, the favorable effect of higher volume on manufacturing efficiencies, and manufacturing cost reduction programs. Prices of key raw materials including alumina, sand, and zircon remained relatively flat in 1994.

     Selling and distribution expenses increased 7.6 percent from $9.9 million in 1993 to $10.7 million in 1994. This increase was the result of higher warehousing and freight costs associated with the increase in sales, a larger advertising campaign, and the addition of employees to support new product opportunities. Selling and distribution expenses as a percentage of net sales decreased from 14.7 percent in 1993 to 14.0 percent in 1994.

     Administration expenses increased 16.0 percent from $5.4 million in 1993 to $6.3 million in 1994, while administration expenses as a percentage of net sales increased from 8.0 percent in 1993 to 8.2 percent in 1994. This increase was primarily the result of higher spending on health consultants and health-related studies.

     Allocated corporate charges decreased 17.9 percent from $2.8 million in 1993 to $2.3 million in 1994. This decrease in allocated corporate charges was a result of a restructuring within Carborundum between 1992 and 1993.

     Research and development expenses increased 0.9 percent from $2.7 million in 1993 to $2.8 million in 1994 as inflationary cost increases were offset by lower spending in a variety of areas. Research and development expenses in both 1994 and 1993 included a provision of $0.5 million for animal tests expected to occur in a subsequent year. Because these tests are an important component of the product development program, expenses are accrued each year even though actual tests do not occur annually.

     Income before income taxes increased 32.0 percent from $13.0 million (19.3 percent of net sales) in 1993 to $17.2 million (22.6 percent of net sales) in 1994 as a result of the factors discussed above.

     Capital expenditures of $2.7 million in 1994 were primarily for replacements and process cost reduction, and efficiency projects. Year-end working capital, excluding cash and deferred taxes, increased from $10.1 million in 1993 to $12.3 million in 1994 primarily as a result of higher year-end trade receivables associated with strong fourth quarter sales and higher in-process and finished goods inventories to support the increasing sales volume.

LIQUIDITY AND CAPITAL RESOURCES


     Net cash provided by operating activities was $10.2 million, $11.3 million, and $18.9 million for years 1993, 1994, and 1995, respectively. Cash flows in 1993 and 1994 were affected by increases in year-end accounts receivable associated with stronger fourth quarter sales. Accounts receivable at year-end 1995 were $1.4 million lower than at year-end 1994 due primarily to lower receivables from the Carborundum overseas units. Terms of collection with the other Carborundum affiliates were shortened at year-end 1995 in anticipation of the closure of the agreement between BP and SEPR for the purchase of Carborundum. Inventories increased in 1994 to support the increasing sales volume.


     Year-end working capital, excluding cash and deferred taxes, in the last three years has averaged between 12 percent and 16 percent of net sales, rising somewhat seasonally at the end of the year. Within a particular calendar year, the difference between the highest and lowest level of working capital has generally been between $1.0 and $1.5 million.


     Historically, the Company has used cash from operating activities to fund its capital expenditure needs. Capital expenditures were $3.0 million, $2.7 million, and $3.4 million for years 1993, 1994, and 1995, respectively. Capital expenditures included projects to replace worn equipment, to reduce manufacturing costs, and to eliminate production bottlenecks. Capital expenditures also included spending to meet environmental compliance requirements.



     BP has historically performed all treasury functions on behalf of the Company. As a result, the Company has relied on BP for short-term financing. Under the BP cash management system, excess cash balances are swept daily into a BP concentration account. BP also automatically funds any negative cash balances at the end of each day. Over the past three years, the Company has generated cumulative cash transfers to BP of $31.3 million, of which $15.4 million was attributable to 1995. The Company is currently establishing its own cash management system in conjunction with a bank to meet its daily cash management needs following divestiture from BP.



     Prior to consummation of the Offering, the Company expects to enter into a $45 million Senior Note agreement and also to obtain the $20 million New Credit Facility. The fixed interest rate on the Senior Notes will be based on seven-year maturity U.S. Treasuries plus a negotiated margin. The variable rate on the New Credit Facility will be based on LIBOR or the lender's prime rate plus a negotiated margin. Both the Senior Notes agreement and the New Credit Facility agreement will contain certain restrictive covenants including requirements that the Company meet certain financial ratio tests. All of the proceeds from the sale of the Senior Notes will be used to repay a portion of the Selling Stockholder Note. Approximately $10 million of borrowings under the New Credit Facility will be used to repay a portion of the Selling Stockholder Note, and $.5 million will be used to pay financing fees associated with the Senior Notes.



     Following consummation of the Transaction, the Company will maintain independent banking relationships and short-term credit sources as needed. See "Financing Plan". The Company anticipates that its aggregate cash flow over the next several years will be sufficient to fund its operations and planned capital expenditures after the Offering without significant, if any, bank or other financing other than that provided under the New Credit Facility and the Senior Notes. The remaining $9.5 million of the New Credit Facility will be available to the Company for general corporate purposes, including working capital and other capital requirements.


     The Company has budgeted approximately $10.2 million for capital expenditures in 1996, including $7.2 million for its capacity expansion at the New Carlisle, Indiana facility. The total cost of the capacity expansion is estimated at $14.4 million, with the second half of the expenditures planned for 1997.

SEASONALITY

     The Company's results of operations are generally not seasonal, although some increase in sales sometimes occurs in the second and fourth quarters as certain industries in the Company's furnace-related markets prepare for planned shutdowns and furnace repairs.

INFLATION


     Price increases, although announced each year, have been low and are often difficult to sustain due to the variety of markets and customers to which the Company sells. The Company's costs are affected by commodity price changes and general inflation in operating costs. The Company has generally been successful in holding increases in its manufacturing costs below the rate of inflation through productivity improvements. However, general inflation affects selling, administrative, and similar costs for the Company and its competitors.


CONTINGENCIES


     Ceramic Fibers. Regulatory agencies and others, including the Company, are currently conducting scientific research to determine the potential health impact resulting from the inhalation of airborne ceramic fibers. To date, the results of this research have been inconclusive as to whether or not ceramic fiber exposure presents an unreasonable risk to humans, although various agencies and others have categorized ceramic fiber as "possibly carcinogenic to humans" and "probably carcinogenic to humans".

     Various legal proceedings and claims have been made against manufacturers of ceramic fibers, including the Company, alleging death or personal injury as a result of exposure in the manufacture and handling of ceramic fiber and other products. The amount of any liability that might ultimately exist with respect to these claims is presently not determinable.

     Under an agreement with Unifrax, BP America has agreed to indemnify Unifrax, including the Company, for liabilities, if any, that might result from an unfavorable outcome of ceramic fiber claims in excess of $100,000 per occurrence and $2.5 million in the aggregate, subject to certain conditions. Unifrax, including the Company, and BP America intend to defend ceramic fiber claims vigorously.

     Environmental Matters. The Company is subject to loss contingencies pursuant to various federal, state, and local environmental laws and regulations. These include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal, or release of certain substances by the Company or by other parties.


     Under agreements with Unifrax, BP America assumed all liability, and the rights to recovery from third parties, for environmental remediation and other similar required actions with respect to certain environmental obligations of Unifrax, including certain obligations associated with the North American Fibers Business.



     The estimated cost of known environmental obligations, except for those obligations assumed by BP America, has been provided for in accordance with the Company's accounting policies. In addition, the Company may, in the future, be involved in further environmental assessments or clean-ups. While the ultimate requirement for any such remediation, and its cost, is presently not known, and while the amount of any future costs could be material to the results of operations in the period in which they are recognized, the Company does not expect these costs, based upon currently known information and existing requirements, to have a material adverse effect on its financial condition.


NEW ACCOUNTING STANDARDS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Under the provisions of this accounting standard, asset carrying amounts are required to be reviewed whenever events or circumstances indicate that such carrying amounts may not be recoverable. When considered impaired, the accounting standard requires that the carrying amount of the asset be reduced, by a charge to income, to its current fair value. The Company adopted SFAS 121 effective January 1, 1996. The adoption of the accounting standard had no impact on the Company's results of operations or financial condition.

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123, which must be adopted by the Company in 1996, encourages a fair value-based method of accounting for employee stock options or similar equity instruments, but allows continued use of the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"). Companies electing to continue to use APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied. The Company has not yet determined whether it will account for stock based compensation under the provision of APB 25 or SFAS 123.

                                    BUSINESS

GENERAL


     Ceramic fiber was developed by the Company in 1942 and was identified quickly as a material with commercially attractive performance properties. These properties include stability at very high temperatures (generally up to 2,300(++)F, but up to 3,000(++)F in certain product forms), exceptionally light weight compared to other heat-resistant materials, and extremely low heat transmission, making it a superior insulating material at very high temperatures. In addition, ceramic fiber exhibits high levels of chemical stability and resistance to attack from most corrosive materials.


     In the 1950s, ceramic fiber began to replace the more traditional hard brick refractories. During the 1970s, demand for ceramic fiber increased in both domestic and export markets, stimulated by higher energy costs and greater government regulatory requirements relating to environmental concerns. Since the 1970s, new product applications as well as production process control advances have led to lower product costs, increased sales, higher production rates, and product quality improvements. New product applications developed during the 1990s include engineered fibers for brake linings, metal matrix composites, a variety of new product applications for fire protection, new forms of XPE for catalytic converters, and a new product application for automotive safety airbag inflation systems.

     The Company's principal executive offices are located at 2351 Whirlpool Street, Niagara Falls, New York 14305, and its telephone number is (716) 278-3800.

BUSINESS STRATEGY

     The Company's strong market positions and financial success are a result of the effective implementation of a consistent business strategy. The Company's business strategy is based upon its product technology and new product development, its advanced and low-cost manufacturing capability, its strong position in the furnace-related markets, its focus on growth and leadership in niche markets, its emphasis on ongoing profitability improvement, and its industry leadership in product health and safety. The Company believes this business strategy will allow it to maintain its market leadership positions and will continue to drive the Company's growth.

     Product Technology/New Product Development. The Company manufactures and markets one of the broadest lines of ceramic fiber products sold in North America, which consists of bulk fiber, blankets and modules, boards, papers and felts, textiles, and a variety of other higher value-added product forms. The Company's product forms are recognized by customers for their high quality, technical sophistication, and consistency. The Company has designed and qualified many of its product forms to meet specialized customer requirements. The Company's product leadership is the result of many factors, including its focus on new product development and commercialization. During each of the four years ended December 31, 1995, new products have accounted for over 20% of the Company's sales. These new product forms have been sold for both existing and new applications in the furnace-related markets and in higher growth niche markets. Examples of successful new product application introductions during the last five years include porosity-controlled paper for use in automotive safety airbag inflation systems, new forms of XPE for use in automotive catalytic converters, and Anchor-Loc-2(R) modules for use in industrial furnace and heater linings. The Company has dedicated substantial resources to its new product development programs, which are expected to continue to be important contributors to the Company's long-term growth.


     Advanced/Low-Cost Manufacturing Capability. The Company has a manufacturing strategy which emphasizes both higher volume facilities for the low cost production of bulk, blanket, and paper product forms and lower volume, highly flexible facilities for the production of higher value-added product forms. By concentrating its furnacing operations primarily at one location, the Company believes that it has developed one of the industry's most advanced technology bases in furnacing, fiberizing, and process control and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American Market. In the balance of its operations, the Company has created separate, smaller, and expandable operations which provide the manufacturing flexibility necessary to increase production of its higher value-added product forms rapidly and to introduce new product applications quickly. The Company is committed to continuous quality and process improvement. The Company has won the Chrysler Gold Pentastar Award in each of the last eight years. The Company's manufacturing strategy has enabled it to achieve higher product quality and consistency, to produce a broad range of product forms for multiple applications, to produce highly customized and engineered products designed for specific customer and application demands, and to achieve a competitive, low cost market position.

     Strong Position in Furnace-Related Markets. The largest percentage of the Company's sales has historically been for furnace-related applications such as industrial furnace and kiln linings in the metals production, petrochemical, and ceramic and glass industries. The Company is a leading North American manufacturer and marketer of ceramic fiber product forms for these furnace-related markets. The Company's strong market position is a result of several factors including its product line breadth, technology, quality, and consistency; emphasis on the development and introduction of new, higher value-added product forms; advanced process technology; low cost, highly flexible manufacturing capabilities; and the expansion and optimization of the Company's distributor and direct sales operations. The Company is focused on combining these product, manufacturing, and marketing strengths to maintain and enhance its position in the furnace-related markets.

     Growth/Leadership in Niche Markets. The Company has used its overall expertise derived from its furnace-related markets to expand into higher growth niche markets for ceramic fiber. In recent years, these niche markets have experienced more rapid growth than the Company's furnace-related markets and now account for the majority of its sales. Such growth markets for the Company's products include the automotive (safety airbag inflation filters, catalytic converter supports), power generation (duct and stack linings, pumpable joint-filling material), and fire protection (commercial kitchen exhaust duct and cable coverings, hazardous material containers) industries. The Company intends to increase its sales to these and other new markets by focusing on product introductions and on new market and product application development efforts.

     Ongoing Profitability Improvement. The Company is focused on improving profitability in order to further drive earnings growth. During the four-year period ended December 31, 1995, the Company's net sales increased at a compound annual rate of approximately 12%. During the same period, the Company's income before income taxes increased at the higher compound annual rate of approximately 35% due to the Company's ability to bring its ratio of income before income taxes to net sales from approximately 16% in 1992 to approximately 25% in 1995. This margin increase was driven by several factors, including a sales mix shift to higher value-added product forms and applications, improved manufacturing efficiency, higher capacity utilization, and marketing and administrative cost control. The Company has implemented several manufacturing, marketing, and administrative initiatives designed to support continued profitability improvement.

     Leadership in Product Health and Safety. The Company has taken an active approach to the management of potential health and product safety issues associated with ceramic fiber. Specifically, the Company has established senior-level organization and management systems to identify and reduce potential adverse health effects, if any, associated with its ceramic fiber products. The Company is also conducting research relating to the development of ceramic fiber types which are less durable if inhaled and fibers that are larger in dimension, thereby reducing the likelihood of inhalation during manufacture or installation.

PRODUCT FORMS AND APPLICATIONS

     The Company manufactures and markets one of the broadest lines of ceramic fiber products sold in North America. As an integrated ceramic fiber manufacturer, the Company uses advanced process control technology to produce high quality ceramic fiber. The Company's ceramic fiber is produced in numerous forms, including bulk fiber, blankets and modules, papers and felts, boards, textiles, and a variety of other higher value-added product forms. Many of the Company's product applications were developed as a result of working closely with customers in a number of industries to fulfill specialized requirements. As a result, the

Company's product line has evolved into products with capabilities tied closely to, and qualified for, specific customer applications.

     BULK CERAMIC FIBER. The Company manufactures and sells several types of ceramic fiber in bulk form in order to meet a wide range of requirements for heat resistance, fiber dimension, and chemical composition. The Company has sophisticated process controls which are essential to meeting its customers' precise product specifications. Ceramic fiber is sold in bulk to fabricators of a variety of heat-resistant and insulation products such as vacuum-cast shapes and is also sold for use in a number of packing, reinforcement, filtration, and filler applications. Bulk ceramic fiber is also the base material for most of the Company's other product forms. The Company often customizes its bulk ceramic fiber to specific customer applications, thereby achieving sole source supplier status. Bulk ceramic fiber is sold under the Fiberfrax(R), Insulfrax(R), and Fibermax(R) trade names.

     BLANKETS AND MODULES. The Company's blanket and module product forms consist of a group of lightweight, high strength, insulating blankets and modules that combine the advantages of low heat storage and heat resistance. Blankets are made from bulk fiber that has undergone a needling process to create products with superior handling strength for applications where flexibility and durability during installation are required. Blankets provide proven and effective solutions in a variety of high temperature applications, including kiln and furnace linings, fire protection, and expansion joint seals used in commercial construction. Blankets are also fabricated into modules for lining furnaces and other types of heat processing equipment. Modules are folded or sectioned pieces of ceramic fiber blanket which are compressed into rectangular shapes which can be secured to furnace interiors through a variety of hardware options. Modular lining systems provide ease of installation and simplified maintenance after installation. Blankets are sold under trade names such as Durablanket(R) and Fibermat(R). A wide variety of module designs are produced under the Anchor-Loc(R) brand name.

     BOARDS. Rigidity, durability, and high refractory capabilities make Duraboard(R) brand ceramic fiber boards well suited for applications involving mechanical vibration or stress at high temperatures. The rigidity of the boards makes them strong and self-supporting, yet relatively lightweight and easy to cut or shape. This facilitates handling and installation in a variety of industrial applications, including use as refractory linings, backup for other furnace insulating materials, rigid gaskets, and seals.

     PAPERS AND FELTS. The Company offers the broadest line of ceramic fiber papers and felts available in the industry. The automotive industry is the Company's largest market for ceramic fiber papers and has purchased these products primarily in two product forms: porosity-controlled paper and XPE. Porosity-controlled paper is an integral component of automotive safety airbag inflation systems. In this application, ceramic fiber serves to filter gases released during the inflation process and insulates the airbag inflation system. XPE provides an effective "expanding" seal around the core ceramic component of catalytic converters where the catalytic reaction actually occurs. By forming this seal, XPE forces exhaust gases through the catalyst, and at the same time provides an insulating barrier between the core and the metal housing. Both of these automotive applications are highly engineered to meet stringent manufacturer specifications. The Company's ceramic fiber-based papers are also used in a variety of high temperature applications in the aerospace, appliance, ceramic and glass, petrochemical, and steel industries. The Company also manufactures felts that can be formed to retain a shape while offering all of the advantages of ceramic fiber, including high temperature stability, light weight, and superior insulating performance. Felts are used in a number of applications, including heat shields in automotive, aerospace and appliance insulation and as gaskets.

     TEXTILES. The Company makes ceramic fiber products that are formed using traditional textile manufacturing techniques. These textile product forms include clothes, ropes, braids, wicking, tapes, and sleevings. Fiberfrax(R) yarn, the material from which textiles are woven, is also available in bulk form. Textiles provide superior insulation and possess excellent resistance to heat, corrosion, and breakdown due to mechanical vibration and stress. Textiles are used as gaskets, wrapping materials, and insulation, and are also used in personal protection equipment applications. Typical applications include uses as welding curtains and blankets, furnace curtains, furnace door gaskets, fuel line insulation, and wire insulation.

     OTHER PRODUCT FORMS. Other product forms include specialty products, fabricated products, extreme high temperature-resistant products, and engineered fibers. Specialty product forms include moldables, pumpables, caulks, and coating cements which combine ceramic fiber with an inorganic binder to provide strength at elevated temperatures. Specialty products are typically injected or applied to furnace and boiler hot spots, refractory-lined furnace cracks, furnace door jambs, areas around pipe and cable penetration points, and other hard-to-insulate areas. Fabricated products are typically composite systems which consist of a ceramic fiber core material encapsulated in foil, textile, or other high temperature material by quilting, laminating, or other bonding techniques. Fabricated products are used in fire stop materials for commercial construction, furnace door seals, and grease, HVAC, and chemical exhaust ducts. Extreme high temperature-resistant products include Fibermax(R) mat and modules that are used as linings for incinerators, synthesizers for crude oil production, and in special high temperature ceramic kilns. The Company also produces ceramic fiber for applications where fiber size, diameter, and chemistry must meet technical engineering requirements. These engineered fibers are currently used as a friction material for brake linings and diesel piston preforms.

MARKETS


     The Company's ceramic fiber is sold to a number of industries and is used in many different applications. The metals production, petrochemical, ceramic and glass, automotive, power generation, fire protection, and commercial insulation industries are the major consumers of ceramic fibers. The most common application in North America for ceramic fiber has traditionally been to line industrial furnaces, where high temperature processes require ceramic fiber's heat-resistant characteristics. Newer applications generally rely on ceramic fiber's heat-resistant characteristics combined with other compositional and dimensional qualities to satisfy more highly engineered requirements. Examples of these newer applications include porosity-controlled paper for automotive safety airbag inflation systems and duct wrap systems used in commercial insulation.


     Ceramic fiber has replaced traditional refractory linings in many types of furnaces and kilns, providing longer lasting and higher performance insulating capability for applications in the petrochemical, metals production, and ceramic and glass industries. In these markets, ceramic fiber is principally used for insulation, reinforcement, and fire protection for furnaces, heaters, kiln linings, and other high temperature applications. Ceramic fiber is an efficient insulator, typically reducing energy consumption by 20 to 30% compared to substitute materials such as hard brick refractories.

     It is the Company's objective to be a market leader in more specialized niche applications, which has historically resulted in a significant percentage of new product applications. The Company has used its strong position and technical expertise derived from the furnace-related markets to expand into these higher growth niche markets. In recent years, these niche applications have experienced more rapid growth than the Company's furnace-related markets. Some of the more recent applications include automotive uses such as catalytic converter supports, safety airbag inflation filters, aluminum piston crown reinforcements, heat shields, and friction material for brake linings. Other newer applications include insulation in fire protection systems for aerospace and commercial buildings, in commercial appliances and hazardous waste containers, and in power generation.

     The following table sets forth a breakdown of the Company's net sales between the furnace-related, automotive and other markets for the five years ended December 31, 1995.

                                                 YEAR ENDED DECEMBER 31,
                     --------------------------------------------------------------------------------
                         1991             1992             1993             1994             1995
                     ------------     ------------     ------------     ------------     ------------
                                                  (DOLLARS IN MILLIONS)
Market
  Furnace-related    $30.3    57 %    $35.8    55 %    $33.9    50 %    $35.8    47 %    $36.9    44 %
  Automotive           9.6    18       12.9    20       16.9    25       21.9    29       26.4    31
  Other               13.6    25       15.9    25       16.9    25       18.5    24       20.8    25
                     -----   ----     -----   ----     -----   ----     -----   ----     -----   ----
     Total           $53.5   100 %    $64.6   100 %    $67.7   100 %    $76.2   100 %    $84.1   100 %

     FURNACE-RELATED MARKETS. Ceramic fiber for furnace-related applications is generally sold to the metals production, petrochemical, and ceramic and glass industries.

     The Company believes that the metals production industry is the largest consumer of ceramic fiber. The Company sells blankets, modules, and textiles to this market where they are used as furnace linings, molten metal transfer trough linings, seals and gaskets, and heat and splash shields. Demand in the metals production industry historically has been linked to general economic conditions, the rate of new furnace capacity expansions in metals production industries, and the response to higher energy costs.

     The petrochemical industry uses ceramic fiber blankets and modules in furnace, flue and stack linings, and as removable pads and covers in oil refining, chemical production, and steam generation. The Company typically sells pursuant to significant project-sized orders, which are placed by furnace original equipment manufacturers, engineering firms, or local refractory contractors. Demand in the petrochemical industry historically has been linked to energy costs, general economic conditions, and the rate of new capacity expansion in the petrochemical industry.

     The ceramic and glass industry uses ceramic fiber product forms in furnace linings, as backup insulation, and as separators in the production of brick, structural clay, whiteware, technical ceramics, hard refractories, and glass. The Company generally sells blankets and modules, textiles, and papers and felts into this market. The ceramic and glass industry is highly fragmented with many small to moderate-sized customers. Demand in the ceramic and glass market historically has been linked to general economic conditions, the rate of new furnace capacity expansion in the ceramic and glass industries, and the response to higher energy costs.

     AUTOMOTIVE MARKET. The Company's product forms are used in a variety of applications in the automotive market. Demand from the automotive market historically has been linked to general economic growth, the specific economic conditions facing the automotive industry, the increased usage of driver-side and passenger-side automotive safety airbags in response to more stringent safety legislation and consumer preference, and the increased usage of automotive catalytic converters in response to additional legislation relating to emissions. In 1995, approximately 11% of the Company's net sales represented direct or indirect purchases by TRW Inc. No other customer of the Company accounted for more than 10% of the Company's net sales in 1995. TRW's purchases consist of porosity-controlled paper.

     The Company believes that it is the leading producer of porosity-controlled paper used in the inflator modules of automotive safety airbag inflation systems. The Company expects continued growth in the demand for airbags as domestic and international airbag usage increases as more airbags are contained in each vehicle. However, the primary technology for airbag inflation systems is presently based upon the use of sodium azide as an explosive material in the inflation process. The Company believes that the use of sodium azide-based technology in airbag inflation systems, which requires the use of ceramic fiber-based paper, may be displaced in four to five years by other technology which may not require the same material. See "Risk Factors -- Dependence on Product Line".

     The Company also supplies XPE for use as a ceramic substrate support in automotive catalytic converters. The Company expects continued growth in XPE sales resulting from continued regulatory initiatives to reduce emissions which in turn increase demand for catalytic converters. Much of this growth is expected to come from international sales as both developing and developed nations require cleaner automobile emissions. In connection with the Saint-Gobain Sale, the Company recently established overseas sales and distribution channels to service worldwide XPE applications. SEPR has the right to take up a royalty-free, non-exclusive license to manufacture and sell XPE outside the North American Market upon 6 months' notice. See "Risk
Factors -- Dependence on Raw Material Supplier" and "Relationship with SEPR".


     The Company also sells a number of other product forms to the automotive industry. Examples of these products include bulk ceramic fiber for use in automotive friction components and heat shields, where ceramic fiber brings improved application performance characteristics.

     OTHER MARKETS. Ceramic fiber is being used in several newer applications in niche markets such as the power generation, fire protection, and commercial insulation industries. In these industries, product forms are often customized to meet special customer needs.

     The power generation industry uses a variety of ceramic fiber product forms in steam boilers used by public utilities and package boilers used by schools, hospitals, and other institutions. Ceramic fiber is also used in duct and stack linings. Demand in the power generation market historically has been linked to general economic conditions and the rate of power consumption, but in recent years has been driven by legislation and deregulation supporting the growth of independent power producers.

     The fire protection industry includes transportation (railroad tank cars, aerospace, hazardous materials), commercial construction (venting and heating ducts, expansion joints, penetration seals), industrial construction (cable trays, valve covers), and manufactured products (safes, file cabinets, wood stove flues). The Company sells blankets, boards, and fabricated systems to this market. Demand in the fire protection market historically has been linked to general economic conditions, the level of commercial and institutional construction, greater safety legislation, building codes, enforcement levels for stationary applications, more stringent regulations for mobile applications, and the level of bulk transportation vehicle production.

     The commercial insulation market includes sales to manufacturers of domestic furnace combustion chambers, commercial ovens, laboratory hot plates, furnaces, and small firing kilns. The Company typically sells blankets and modules, boards, and papers and felts to this market. Demand in the commercial insulation market historically has been linked to the response to higher energy costs and to more stringent appliance design requirements.

TECHNOLOGY AND TECHNOLOGY SUPPORT SERVICES

     The Company believes it is the low cost producer of bulk, blanket, and paper ceramic fiber product forms in North America. The Company employs a two-pronged technology program that focuses on process improvement and new product development. The objective of this program is to continue to be the low cost manufacturer of bulk, blanket, and paper ceramic fiber product forms and to be a market leader in new ceramic fiber applications. As a result of its technology program, the Company has consistently achieved annual productivity and quality improvements in its manufacturing processes. During each of the four years ended December 31, 1995, the Company's sales of product forms and applications which were commercialized within the previous five years comprised over 20% of the Company's net sales.

     The research and development group, located at the Company's headquarters, uses a 15,000 square foot laboratory, including facilities for pilot plant development and traditional research and development activities. The diversity of the research and development staff's skills provides a talent pool from a wide range of disciplines. The research and development staff possesses a broad base of material science expertise in ceramics, chemistry, chemical engineering, mechanical engineering, paper science, and physics. The research and development staff is a valuable resource which enables the Company to produce high quality products that consistently meet customer requirements and to bring new product applications to the market quickly and effectively.

     New product application development efforts are initiated based upon the feedback and direction of field sales and marketing professionals. A multifunctional team approach, where team participants are linked by computer, is used in most development projects. Currently, development teams are focused on automotive products, fabricated products, and new products for the Company's furnace-related business, as well as a program relating to the development of new fiber types as part of the Company's Product Stewardship Program. Under this program, the Company is researching the possibility of developing fiber types which are less durable if inhaled and fibers that are larger in dimension, thereby reducing the likelihood of inhalation during manufacture or installation. See "Risk Factors -- Dependence on Ceramic Fiber; Health and Safety Issue" and "Business -- Health and Product Safety Issues".

     In addition, each manufacturing facility has a process engineering staff dedicated to the design and implementation of cost savings and product improvement-oriented projects. Process engineering efforts draw heavily upon the central research and development group in order to resolve the customers' technical requirements.

     The Company has maintained a strong commitment to its research and development program. Spending for research and development constituted approximately 3.2%, 2.9%, and 2.9% of net sales during the years 1993, 1994 and 1995, respectively.

SALES AND MARKETING

     The Company's sales and marketing organization has several key functions: sales, product development and support, customer and marketing services, communication, and advertising. The Company uses a combination of direct sales staff, distributors, and multifunctional teams to market its products. The Company's sales channel varies from region to region depending upon the availability and capability of local distributors and the characteristics of the product mix sold in each region. The Company has sales incentive programs in place focusing on three key objectives: sales volume growth, new product application and market development, and achievement of specific, strategically important targets.

     The Company's sales and marketing organization has responsibility for direct selling, managing distributor relationships, and maintaining an effective customer service function through the use of field sales engineers who work with distributors and customers to provide application engineering support for the Company's products. The customer service function is responsible for order processing, coordinating shipment schedules, assisting in product line selections, obtaining credit approval, and a variety of other tasks necessary to support the sales process. The Company's sales and marketing organization also provides sales support through marketing communications and advertising in trade publications to promote the Company's product lines and its professional image.

     Although customer purchasing criteria vary from product line to product line, two prevalent purchasing philosophies exist. The furnace-related markets tend to purchase ceramic fiber products on the basis of price and service. In these markets, the Company uses its large furnace, high volume production capabilities to reduce manufacturing costs and relies on its distributors to meet the customers' service requirements. These distributors provide sales, warehousing, engineering, and design support for the Company's products. Working with the Company's customer service personnel, the distributors provide a cost-effective method of servicing the market for these products. The Company believes that its strategy of using its distributors to support the furnace-related markets provides the Company with the advantage of lower expenses for sales and marketing and provides customers with local service and support. In addition, this approach gives the Company the opportunity to focus more of its market development resources on commercializing new product forms and applications and on capitalizing on niche market opportunities.

     The other purchasing philosophy exists in the market for more highly engineered, technical applications such as in the automotive and aerospace markets. Purchasing decisions here are driven by a supplier's technical knowledge, process capabilities, and quality assurance systems. These customers are concerned with understanding product performance, process control and variability, and quality assurance systems used to prevent the shipment of nonconforming products. The Company often competes in these markets by using a multifunctional team approach that involves sales, technical, manufacturing, research and development, and quality assurance professionals. These multifunctional teams provide solutions for customers and promote the Company's manufacturing and process control capabilities and quality assurance systems. This approach also minimizes the time needed to move new product application concepts from the development phase to manufacturing to full commercialization.

MANUFACTURING AND OPERATIONS

     Ceramic fiber is produced by melting a combination of alumina, silica, and other additives in either a submerged electrode furnace (SEF) or in an electric arc furnace. The molten mixture is made into fiber either by blowing an air stream on the molten material flowing from the furnace (blowing process) or by directing the molten material onto a series of spinning wheels (spinning process). The blowing and spinning processes produce different fiber characteristics, dimensions, and process yields. These variations translate into a wide variety of product forms that rely on specific fiber characteristics to achieve an application's performance requirements. Once blown or spun into a fibrous shape, bulk fiber can be converted into blanket form by a needling process.

     The Company also employs advanced manufacturing processes associated with the "wet" manufacture of papers and felts, boards, and other product forms. This process uses bulk ceramic fiber as a feedstock in combination with binders or other liquids which are then passed over a device which is similar in function to those used in the paper industry. The Company's use of specialized process control technology and computer-aided production allow it to meet precise tolerances and demanding customer requirements.


     Although the Company purchases some of its raw materials from sole suppliers, almost all of these materials are readily available from other suppliers on similar terms, with the exception of the Company's purchase of vermiculite, a light weight, highly water-absorbent mineral which is an important raw material in the manufacture of XPE used in automotive catalytic converters. The Company currently purchases substantially all of its requirements of vermiculite from one supplier in China, and although the Company has identified potential alternative sources of supply and is attempting to identify additional alternative sources, any significant interruption in the supply of this material could have a material adverse effect on the financial condition and results of operations of the Company. See "Risk
Factors -- Dependence on Raw Material Supplier" and "Relationship with SEPR". The Company also benefits from a long-term purchase contract with the Power Authority of the State of New York which permits the Company to purchase electricity for its Western New York plants at favorable rates until 2006.


     In pursuit of the Company's strategic objective of being the low cost producer of bulk, blanket, and paper ceramic fiber product forms while maintaining a steady flow of new product forms and applications, the Company maintains higher volume facilities for the low cost production of bulk, blanket, and paper ceramic fiber product forms and also maintains a flexible manufacturing approach for higher value-added products. By concentrating its furnacing operations primarily at one location, the Company believes that it has developed one of the industry's most advanced technology bases in furnacing, fiberizing, and process control for the manufacture of ceramic fiber and has obtained the scale of operations necessary to protect its position as a low cost manufacturer in the North American market. In the balance of its operations, the Company has created separate, smaller, and expandable operations in Western New York which provide the Company with the manufacturing flexibility necessary to increase production of its higher value-added product forms rapidly and to introduce new product applications quickly. As a result, this manufacturing strategy has yielded the advantages of lower product cost, a greater variety of product applications, a higher quality and more consistent product, and superior customization and engineering of product forms to meet specific customer and application demands. Continual productivity improvement is a cornerstone of the Company's manufacturing strategy.

     The Company monitors its processes and products to ensure that its customer's quality requirements are met. This ongoing commitment to quality is evident in the detailed data collection and documentation capabilities used by the Company. As a result of its quality assurance orientation, the Company has won the Chrysler Gold Pentastar Award in each of the last eight years, placing it within the top 2 percent of Chrysler's suppliers. The Company's operations are currently in the process of seeking certification under the Interna-tional Quality Standard, ISO 9000, and the rigorous U.S. automotive standard, QS 9000. Although the Company believes it will obtain these certifications, there can be no assurance that it will do so.

     Due to continued growth in demand for ceramic fiber products, the North American-based ceramic fiber industry is approaching full capacity in the production of bulk fiber and blankets. In the fall of 1995, the Company began a $14.4 million furnace expansion and conversion project at its New Carlisle, Indiana, facility. This expansion project is being undertaken as a strategic move to meet the anticipated growing demand for ceramic fiber products and to maintain the Company's leading North American market position by continuing to exploit its cost and technology advantages in the high volume manufacture of these products. This expansion involves the addition of a new furnacing line and other improvements to the facility.

COMPETITION

     The ceramic fiber industry is highly competitive, and some of the Company's competitors are larger and have greater resources than the Company. In the furnace-related markets, competition is based primarily on product quality, price, and service. In the newer niche markets, competition is based primarily on product technology, technical specifications, manufacturing process capabilities, and quality assurance.

     The Company believes that it is the leading North American manufacturer of ceramic fiber as measured by volume. The Company has significant competitors in its markets, some of which manufacture ceramic fiber while others purchase ceramic fiber and then reprocess it into products which compete with the Company's products. In the furnace-related markets, the Company's competitors are Morgan Crucible's Thermal Ceramics business unit (which is believed by the Company to be the market leader worldwide), American Premier Refractories and Chemicals, and A.P. Green. In the automotive market, the Company's significant competitors include Thermal Ceramics, Minnesota Mining & Manufacturing Company ("3M") and Lydall. Both Lydall and 3M are reprocessors of ceramic fiber. The Company's significant competitors in its other markets include Lydall and Thermal Ceramics. In some instances, ceramic fiber competes with a limited number of non-ceramic fiber products such as hard brick refractories and mineral wool. However, there are no practical substitutes for many ceramic fiber applications.

CYCLICALITY AND SEASONALITY

     The Company's products are generally used in industries subject to supply and demand cycles which reflect general economic activity. In addition, certain markets historically have been slightly seasonal, with higher sales in the second and fourth quarters and lower sales in the first and third quarters.

BACKLOG

     The Company does not consider its backlog significant because it fills most of its orders within one month and substantially all of its orders within three months.

PROPERTIES

     The flagship of the Company's operations is located in New Carlisle, Indiana. This facility is believed to be the largest ceramic fiber manufacturing plant in the world, producing blown and spun forms of bulk fiber and blankets. The site also provides other value-adding production operations. The Company also operates three manufacturing plants in Niagara and Erie Counties in Western New York.

     The Company's headquarters is located in Niagara Falls, New York. This site houses salaried and hourly support and management staff as well as application engineers and other professionals dedicated to research and development of new products and applications for ceramic fiber.

     The following table provides a description of the Company's principal facilities.


                      APPROXIMATE
   PLANT SITE         SQUARE FEET     STATUS                       USE
- -----------------     -----------     ------     ----------------------------------------
New Carlisle, IN        200,000       Owned      Bulk ceramic fiber, blankets, modules,
                                                 boards, and select vacuum-cast product
                                                 forms
Tonawanda, NY           150,000       Leased     Papers, felts, boards, XPE,
                                                 porosity-controlled paper, and other
                                                 product forms
Amherst, NY              42,000       Leased     Woven and spun textiles
Sanborn, NY              10,000       Owned      Fibermax(R) high temperature fiber
Niagara Falls, NY        33,000       Owned      Headquarters, research laboratory


     When the expansion project at its New Carlisle facility is completed, the Company believes that its capacity will be sufficient to meet the demand for bulk fiber and blanket products through the year 2000.

HEALTH AND PRODUCT SAFETY ISSUES


     Since the early 1980s, manufacturers of man-made fibers such as fiberglass, mineral wool, and ceramic fiber have been aware of the potential for adverse health effects associated with the inhalation of airborne fiber. Independent animal studies have indicated that ceramic fiber inhaled by test animals can cause cancer. Studies to date of workers with occupational exposure to airborne ceramic fiber, however, have found no link between ceramic fiber and disease in humans. Over time, the evolving data have been used to make classification decisions by government agencies and health organizations such as the International Agency for Research on Cancer ("IARC"), U.S. Environmental Protection Agency ("EPA"), U.S. National Toxicology Program ("NTP"), and Health Canada ("HC"). These classifications reflect concern for human health and uncertainty regarding the potential for airborne ceramic fiber to affect occupational health adversely. Classification terms, such as "possible" (IARC), "probable" (EPA and HC) and "reasonably anticipated" (NTP) reflect the view of each agency as to the potential carcinogenicity of ceramic and/or other man-made fiber.



     For example, the EPA conducted an accelerated review of ceramic fiber in 1991 to determine if it posed an unreasonable risk to human health. At the completion of this review, the EPA determined that there was not sufficient data available to conclude whether or not exposure to ceramic fiber presented an unreasonable risk to humans. In order to gather more data on exposure to ceramic fiber, the Company, along with other members of the ceramic fiber industry, through their trade organization, the Refractory Ceramic Fiber Coalition ("RCFC"), entered into a consent agreement with the EPA to collect further data. Under the terms of this agreement, industry and customer workplace monitoring samples will be taken for a period of five years to conclude in mid-1998. Between June 1993 and December 1995, across all categories of manufacturing and installation activities monitored by RCFC members, 90 percent of workplace samples fell below the industry's recommended exposure guideline of one fiber per cubic centimeter.



     In addition to the EPA, the U.S. Occupational Safety and Health Administration ("OSHA") and HC have been reviewing the potential health implications of ceramic fiber exposure for several years. The Company provides information to each agency routinely and, upon request, undertakes special studies to facilitate agency investigations. In addition to its cooperation with the EPA as noted above, the Company also participates in an "Issue Table" evaluation with HC and periodic status update briefings with OSHA. The Company also shares data with non-regulatory agencies such as the National Institute for Occupational Safety and Health and the NTP. The Company also provides data to private sector organizations such as the American Conference of Governmental Industrial Hygienists and the scientific community to facilitate their efforts to evaluate potential exposure-related impacts.


     In the area of human assessment, the ceramic fiber industry is conducting an ongoing study of approximately 1,000 former and present industry employees. Conducted by researchers from the University of Cincinnati, these investigations have identified no clinically significant incidence of disease from ceramic fiber exposure. Other findings have indicated that the exposure to ceramic fiber is associated with an increase in pleural plaques and increased respiratory symptoms. The term "pleural plaque" is used to describe discrete areas of thickening, usually along the inside of the chest wall and the outside of the lungs. The formation of pleural plaques is not completely understood, but is believed to be related to an inflammatory response caused by inhaled fibers. Pleural plaques, which have previously been associated with exposure to asbestos, are considered to be markers of exposure, not disease. Studies have also shown that a combination of ceramic fiber exposure and smoking may have a greater effect than the exposure to ceramic fiber alone. As a result, the Company has implemented a no-smoking program at each of its facilities.

     In studies on test animals over the last four decades, mixed results have been observed. A "maximum tolerated dose" study found that lifetime exposure to ceramic fiber, at approximately 200 fibers per cubic centimeter (which is 200 to 1,000 times greater than routine occupational exposure), caused cancer in some of the rats tested. Separately, a multi-dose inhalation study identified a "no observable adverse effect level" at 25 fibers per cubic centimeter, with evidence suggesting a non-linear relationship between increasing dose and biological impact.

     The Company has established organization and management systems to ensure that health and safety matters are properly identified, evaluated, and addressed throughout the Company's operations. The Company's health, safety, and environment quality staff of professionals is led by a senior manager who reports to the President and Chief Executive Officer of the Company. This team provides support for the operating facilities as well as customer assistance.

     The Company takes a proactive approach to lowering airborne exposures encountered with ceramic fiber. It also leads an effort to mobilize the rest of the ceramic fiber industry to address these same issues. The Company has remained a prominent player in the development and financial support of human observation and animal testing programs to assess potential ceramic fiber health effects. In a parallel effort, the Company has actively addressed worker exposure through the implementation of engineered solutions and other actions which have dramatically reduced employee and customer exposure to airborne ceramic fiber. Significant initiatives include the installation of advanced air filtration systems, production modifications to reduce the incidence of airborne fiber, and the development and implementation of a Product Stewardship Program. In addition, the Company has developed and maintained cooperative working relationships with the regulatory community and bases this cooperation on its practice of full disclosure of all animal test and human study observation results. The Company has voluntarily included regulatory agencies in the development of the protocols for new studies and disclosed all new data from studies at interim and final stages. Also, the Company maintains a Ceramic Fiber Advisory Board comprised of internationally recognized experts in the fields of pulmonary science, toxicology, and legal, regulatory and environmental affairs to evaluate human and animal study protocols and results in addition to providing advice to the Company on the safe handling of ceramic fiber and related product management issues.

     One of the primary elements of the Company's Product Stewardship Program is research focused on determining the potential health effects of respirable fibers. These studies have taken two forms: human studies, known as epidemiological investigations, and toxicological research, which is generally conducted on test animals. Many of these research activities have been conducted with the participation of other members of the ceramic fiber industry.

     Another significant objective of the Product Stewardship Program is to reduce the exposure of employees and customers to airborne ceramic fiber in the absence of complete knowledge of the effects of various levels of exposure. In addition, waste reduction, pollution control, and efficient waste disposal methods are promoted. Although no U.S. government regulations exist for ceramic fiber, a voluntary exposure guideline of one fiber per cubic centimeter recommended by the industry is used by the Company. Various regulations exist outside of the United States. This exposure guideline is not based on any scientific evidence that demonstrates that higher levels of exposure are unsafe or that lower levels of exposure are safe.

     Routine workplace monitoring programs are conducted by Company personnel at both Company and customer sites following a rigorous quality assurance plan and a consent agreement which the major producers in the ceramic fiber industry signed with the EPA. These programs are designed to measure and track airborne concentrations of ceramic fiber in the workplace. If the industry's voluntary exposure guidelines are exceeded at the Company's facilities, the Company deploys workplace controls or takes other actions to reduce exposures to within industry guideline levels. The Company also works with customers to provide engineering and other support to further lower exposures.

     The Company also incorporates specific design objectives into its ongoing research and development program in order to lower potential exposure to airborne ceramic fiber. Called the 3-D program, standing for dose, durability, and dimension, the Company searches for ways to reduce airborne fiber in the manufacturing process (dose), make ceramic fiber products that breakdown more rapidly if inhaled (durability), and produce fiber products that are larger in size and reduce the likelihood of inhalation (dimension).

     The proactive communication of ceramic fiber test data and study findings with employees, customers, and government regulatory agencies is a routine practice at the Company and also is an important part of the Product Stewardship Program. Communication occurs in many forms, including warning labels, material safety data sheets (MSDSs), special-purpose information packages, safe-handling videotapes, presentations to professional societies and trade groups, customer seminars and workshops, employee communication forums, health communication kits, and reports to regulatory agencies.

PATENTS AND TRADEMARKS


     Although the Company obtains patent protection for certain product innovations, the Company believes that its success depends more heavily on the technical expertise and innovative abilities of its personnel than on its patent protection. The Company believes its trademarks are important in order to develop and support brand image and distinction from competitive products. Some of the Company's technology and trademarks have been licensed to SEPR. See "Relationship with SEPR".


EMPLOYEES

     The Company's human resource strategy is to recruit, retain and develop an employee team that is flexible, focused on customer service and capable of achieving the Company's business objectives. As of March 31, 1996, the Company employed approximately 390 persons on a full-time basis. Approximately 60 of these employees at the Company's Tonawanda plant are members of the Oil, Chemical and Atomic Workers union, and none of the Company's other employees are members of a union. The Company believes it maintains good relationships with its employees and the union.

LEGAL PROCEEDINGS

     From time to time, the Company is involved in litigation relating to claims arising out of its operations in the normal course of its business, including product liability claims. The Company believes that it is not presently a party to any litigation the outcome of which would have a material adverse effect on its financial condition or results of operations. See "Risk
Factors -- Dependence on Ceramic Fiber; Health and Safety Issue" and "The Transaction".

ENVIRONMENTAL MATTERS

     The Company is subject to a variety of federal and local governmental regulations related to the use, storage, discharge, and disposal of toxic, volatile, or otherwise hazardous chemicals used in its manufacturing processes. Although the Company believes its activities conform to presently applicable environmental regulations, failure to comply with present and future regulations could result in fines being imposed on the Company, suspension of production, or a cessation of operations. There can be no assurance that regulatory changes or changes in regulatory interpretation or enforcement will not render compliance more difficult and costly. Any failure of the Company to control the use of, or restrict the discharge of, hazardous substances or comply with environmental regulations could subject it to significant future liabilities. In addition, although the Company believes that its past operations conform with all applicable environmental laws and regulations, there can be no assurance that the Company has not in the past violated applicable laws or regulations, which violations could result in remediation or other liabilities, or that the past use or disposal of environmentally sensitive materials in conformity with then existing environmental laws and regulations will not result in remediation or other liabilities under current or future environmental laws or regulations. The Company does not believe that it will incur any material capital expenditures for environmental control facilities during the remainder of 1996 or 1997 other than the expenditures for such facilities in its expansion project at its New Carlisle plant.


     Currently, the Company is a potentially responsible party ("PRP") at three "Superfund" sites pursuant to the Comprehensive Environmental Compensation and Liability Act of 1980 ("CERCLA"). CERCLA requires clean-up of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary response actions at Superfund sites, including ordering PRPs liable for the release to take or pay for such actions. PRPs are broadly defined under CERCLA and include past and present owners and operators of a site. Courts have interpreted CERCLA to impose strict joint and several liability upon all persons liable for response costs. No ruling has been made on any of these sites to date, but the Company does not expect to incur any material liability with respect to any of these sites or in connection with a New York Department of Environmental Conservation remediation order affecting its Sanborn site, individually or in the aggregate, as a result of BP America's indemnification obligations under the Assets Transfer Agreement. See "The Transaction".



     The following provides additional information regarding those sites where BP America has agreed to indemnify the Company for any liability with respect to environmental remediation or other similar required actions.



     In 1984, the Company voluntarily advised the State of Indiana of potential unauthorized disposal of waste at an Indiana site by a transporter, without the prior knowledge or consent of the Company. No response from the state has been received, and no further information about the potential for remediation costs at the site has been received by the Company. It is expected that little or no liability will be associated with this site.



     The New Carlisle facility received a request for information from the EPA in 1994 concerning potential responsibility for cleanup of the PCB Treatment site, located in Kansas City, Kansas and Kansas City, Missouri. Records indicate that a number of capacitors from the New Carlisle facility were sent to the PCB Treatment site. A response documenting the timely destruction of those materials was submitted to the EPA, but no further information has been provided, either as to the number of participants or total costs.



     The Company is a PRP with respect to the Shulman site in St. Joseph County, Indiana. The site is a landfill, which has also been contaminated by chemicals migrating from an adjacent facility. Plant trash from the New Carlisle facility was hauled to the site. An agreement has been reached pursuant to which the Company, as part of a response group, agreed to assume approximately 5% of the site cleanup costs, which to date includes $1.7 million for installation of a water line. The Company's share of that cost is under $100,000. The owner of the adjacent facility has assumed the bulk of site remediation costs to date. It is anticipated that site remediation will ultimately involve a cap, the cost of which is not yet known.



     The Company owns a site in Sanborn, New York, at which extensive remediation activity is underway. The site has been used by a number of former Carborundum operations, as a result of which contamination by chlorinated hydrocarbons is present in the soil. Neither past nor current operations of the Company are believed to have contributed to, or to be contributing to, the existence of this contamination. BP America assumed responsibility for implementing remedial activities specified by the State of New York which required removal of the contamination, chiefly by means of soil vapor extraction. Efforts to remediate the site are expected to continue for some time, at a cost to BP America of approximately $12.5 million.

                                   MANAGEMENT

PRESENT DIRECTOR

     William P. Kelly, President and Chief Executive Officer of the Company, is the sole director of Unifrax Acquisition Inc.

DIRECTORS AND EXECUTIVE OFFICERS


     The following tables set forth certain information concerning the persons who will serve as the directors and executive officers of the Company immediately after the consummation of the Offering. The Company presently anticipates that at least three independent directors will join the Board of Directors of the Company soon after the consummation of the Offering. These persons have not yet been identified.


                                   DIRECTORS


       NAME           AGE                    TERM EXPIRES
- ------------------    ---     -------------------------------------------
William P. Kelly      46      1999
Mark D. Roos          41      1998


                               EXECUTIVE OFFICERS


       NAME           AGE                      POSITION
- ------------------    ---     -------------------------------------------
William P. Kelly      46      President and Chief Executive Officer
Mark D. Roos          41      Vice President and Chief Financial Officer
Paul J. Viola         40      Vice President, Sales and Marketing
Kevin J. O'Gorman     45      Vice President, Operations
Paul M. Boymel        43      Vice President, Research and Development
Joseph J. Kuchera     38      Vice President, Human Resources
John E. Pilecki       43      Vice President, Engineering and Purchasing


     Mr. Kelly has been President and Chief Executive Officer of the Company since the Saint-Gobain Sale. He joined Carborundum in 1972 as an engineer, and has served in several positions, including Vice President of Carborundum's worldwide ceramic fiber business from 1993 to 1996 and Vice President of the Company from 1989 to 1993.

     Mr. Roos has been Vice President and Chief Financial Officer of the Company since the Saint-Gobain Sale, and has been chief financial officer of the Company since 1995. He joined Carborundum in 1985 and served in several financial planning, control and business strategy positions until he left in 1991 to become Vice President, Finance and Administration, of The Airolite Company, a metal products manufacturer. He rejoined Carborundum in 1993 as Director of Finance, Planning and Control.

     Mr. Viola has been Vice President, Sales and Marketing of the Company since the Saint-Gobain Sale. He joined Carborundum in 1978 and has served in several positions, including General Manager, Sales and Marketing for Carborundum's worldwide ceramic fiber business from 1993 to 1995 and Manager of the Automotive Products Group of Carborundum's Structural Ceramics Division from 1991 to 1993.

     Mr. O'Gorman has been Vice President, Operations of the Company since the Saint-Gobain Sale. He joined Carborundum in 1990 and served as General Manager, Manufacturing and Engineering of its worldwide ceramic fibers business from 1993 to 1995 and Manager, Manufacturing for the Company from 1990 to 1993.

     Dr. Boymel has been Vice President, Research and Development of the Company since 1989. He joined Carborundum in 1981.

     Mr. Kuchera has been Vice President, Human Resources of the Company since 1988. He joined Carborundum in 1981 and served in several human resource positions in connection with a number of different Carborundum business units.

     Mr. Pilecki has been Vice President, Engineering and Purchasing of the Company since 1996. He joined Carborundum in 1976 and has served in various engineering and manufacturing positions, including as Engineering Manager since 1990 and purchasing manager since 1993.

COMPENSATION OF DIRECTORS

     The Company expects that Directors who are not employees of the Company will receive an annual retainer of $15,000, plus $1,000 for each meeting of the Board and $1,000 for each Board committee meeting attended, Directors who are also employees of the Company or any affiliate thereof will not receive any compensation for Company Board or Board committee service. The nonemployee directors are also expected to be eligible to receive grants of stock options and stock appreciation rights on the Common Stock.

EXECUTIVE COMPENSATION

  INTRODUCTION


     The following table sets forth the respective amounts of compensation of the Chief Executive Officer and the next four highest-paid executive officers of the Company (determined by reference to 1995) (the "named executive officers") for 1995.


                        1995 SUMMARY COMPENSATION TABLE


                                                         LONG-TERM
                                                        COMPENSATION
                               ANNUAL COMPENSATION      ------------
         NAME AND              --------------------       OPTIONS/          ALL OTHER
    PRINCIPAL POSITION          SALARY       BONUS        SARS(1)        COMPENSATION(2)
- ---------------------------    --------     -------     ------------     ---------------
W. Kelly                       $155,514     $53,550       37,800/            $ 4,631
  President and                                              0
  Chief Executive Officer
K. O'Gorman                     115,689      30,641       19,560/              3,441
  Vice President,                                            0
  Operations
P. Viola                        106,632      28,490       19,560/              3,171
  Vice President,                                            0
  Sales and Marketing
M. Roos                         101,760      22,000          0/                3,027
  Vice President and                                       1,100
  Chief Financial Officer
J. Pilecki                       86,072      13,337          0                 2,563
  Vice President,
  Engineering and
  Purchasing


- ---------------

(1) Options relate to ordinary shares of The British Petroleum Company p.1.c. and do not relate to shares of Common Stock. The SARs relate to American Depositary Receipts of The British Petroleum Company p.1.c. Each American Depositary Receipt is equal to twelve ordinary shares of The British Petroleum Company p.1.c.


(2) Represents matching contributions made on behalf of the individuals to the Capital Accumulation Plan and does not include bonuses paid to Messrs. Kelly and Roos in 1996 by BP relating to the Saint-Gobain Sale.

STOCK OPTION AND SAR GRANTS, EXERCISES AND YEAR-END VALUES


     The following tables set forth information regarding grants of stock options and SARs to the named executive officers, exercise of stock options by the named executive officers during 1995, and stock options expected to be granted. The stock options granted in 1995 and earlier relate to ordinary shares of The British Petroleum Company p.1.c. and do not relate to shares of Common Stock. The SARs granted in 1995 and earlier relate to American Depositary Receipts of The British Petroleum Company p.1.c. Each American Depositary Receipt is equal to twelve ordinary shares of The British Petroleum Company p.1.c.


                           OPTION/SAR GRANTS IN 1995

                               INDIVIDUAL GRANTS


                                                                                                     POTENTIAL REALIZABLE
                                                                                                       VALUE AT ASSUMED
                                                                                                     ANNUAL RATES OF STOCK
                                                                                                      PRICE APPRECIATION
                                                                                                              FOR
                                           % OF TOTAL                                                     OPTION TERM
                                          OPTIONS/SARS         EXERCISE OR                               (10 YEARS)(4)
                     OPTIONS/SARS     GRANTED TO EMPLOYEES        BASE                               ---------------------
      NAME            GRANTED(1)        IN FISCAL YEAR(2)       PRICE(3)        EXPIRATION DATE         5%          10%
- -----------------    -------------    ---------------------    -----------     ------------------    --------     --------
W. Kelly (5)            37,800/                N/A               $  6.46       February 28, 2005     $153,567     $389,173
                           0
K. O'Gorman (5)         19,560/                N/A                  6.46       February 28, 2005       79,465      201,381
                           0
P. Viola (5)            19,560/                N/A                  6.46       February 28, 2005       79,465      201,381
                           0
M. Roos                   0/                   N/A                 76.63       February 28, 2005       53,011      134,341
                         1,100
J. Pilecki                 0                   N/A                   N/A              N/A                 N/A          N/A


- ---------------

(1) Options and SARs become exercisable three years from the date of grant, provided that The British Petroleum Company p.1.c. meets certain performance targets.

(2) The number of options and SARs granted to each of the named executive officers represents less than 1% of the total options and SARs granted to BP employees in 1995.


(3) Represents the closing price on the business day immediately preceding the date of grant. Options are exercisable in United Kingdom pounds sterling. The options were granted at an exercise price of 4.08 pounds sterling. The estimated exercise price in U.S. dollars was determined by using the exchange rate on grant date of 1.5838 U.S. dollars to one United Kingdom pound sterling. The actual exercise price in U.S. dollars may be different depending on the exchange rate at the time of exercise.


(4) The assumed rates of appreciation are not intended to represent either past or future appreciation rates with respect to the ordinary shares or the American Depositary Receipts of The British Petroleum Company p.1.c. The rates are prescribed in the applicable Securities and Exchange Commission rules for use by all companies for the purpose of this table.


(5) This table does not include the March 6, 1996, grant of options to Messrs. Kelly, O'Gorman and Viola each in the amount of 16,000 ordinary shares of The British Petroleum Company p.1.c. The options are exercisable in United Kingdom pounds sterling. The options were granted at an exercise price of
    5.41 pounds sterling. The estimated exercise price in U.S. dollars, $8.28, was determined by using the exchange rate on grant date of 1.5305 U.S. dollars to one United Kingdom pound sterling. The actual exercise price in U.S. dollars may be different depending on the exchange rate at the time of exercise. The potential realizable value of these options at assumed annual rates of stock price appreciation of 5% and 10% for the ten-year option term are $83,315 and $211,139, respectively. See footnote 4 to this table.



(6) This table does not include the March 6, 1996, grant of SARs to Mr. Roos in the amount of 900 American Depositary Receipts of The British Petroleum Company p.l.c. The SARs were granted at an exercise price of $101.06. The potential realizable value of these SARs at assumed annual rates of stock price appreciation of 5% and 10% for the ten-year SAR term are $57,202 and $144,961, respectively. See footnote 4 to this table.

                  AGGREGATED OPTION/SAR EXERCISES IN 1995 AND
                    DECEMBER 31, 1995 OPTION/SAR VALUES (1)


                                                                                 VALUE OF UNEXERCISED
                                            NUMBER OF UNEXERCISED                    IN-THE-MONEY
                                               OPTIONS/SARS AT                      OPTIONS/SARS AT
                                              DECEMBER 31, 1995                    DECEMBER 31, 1995
                                        -----------------------------     -----------------------------------
                 NAME                   EXERCISABLE     UNEXERCISABLE     EXERCISABLE(2)     UNEXERCISABLE(2)
- --------------------------------------  -----------     -------------     --------------     ----------------
W. Kelly..............................        0/            37,800/                 0/           $ 76,901/
                                              0              2,001                  0              81,044
K. O'Gorman...........................        0/            19,560/                 0/             39,793/
                                              0              1,800                  0              68,700
P. Viola..............................        0/            19,560/                 0/             39,793/
                                              0              1,701                  0              64,790
M. Roos...............................        0/                 0/                 0/                  0/
                                            466              2,034           $ 16,543              61,070
J. Pilecki............................        0/                 0/                 N/A                 N/A
                                              0                  0


- ---------------


(1) This table does not include exercises during 1995 by Messrs. Kelly, O'Gorman and Viola.


(2) An option or SAR is "in the money" when the fair market value of the underlying ordinary shares or American Depositary Receipts exceeds the exercise price of the option or SAR.


     The Company expects to adopt a stock option plan prior to the consummation of the Offering pursuant to which grants of stock options relating to the Common Stock may be made to the named executive officers and other employees of the Company. The following table sets forth information regarding the currently anticipated grants of stock options to the named executive officers during 1996.


                     ANTICIPATED OPTION/SAR GRANTS IN 1996

                               INDIVIDUAL GRANTS


                                                                                                    POTENTIAL REALIZABLE
                                                                                                      VALUE AT ASSUMED
                                                                                                    ANNUAL RATES OF STOCK
                                                                                                   PRICE APPRECIATION FOR
                                           % OF TOTAL                                                    OPTION TERM
                                          OPTIONS/SARS         EXERCISE OR                              (10 YEARS)(4)
                     OPTIONS/SARS     GRANTED TO EMPLOYEES        BASE           EXPIRATION        -----------------------
      NAME            GRANTED(1)         IN FISCAL YEAR         PRICE(2)           DATE(3)            5%           10%
- -----------------    ------------     ---------------------    -----------     ---------------     --------     ----------
W. Kelly              72,836/                 21.1%                                  2006          $595,480     $1,509,064
                         0
K. O'Gorman           54,786/                 15.9%                                  2006           447,910      1,135,092
                         0
P. Viola              50,494/                 14.6%                                  2006           412,820      1,046,167
                         0
M. Roos               47,775/                 13.8%                                  2006           390,590        989,833
                         0
J. Pilecki            41,721/                 12.1%                                  2006           341,095        864,403
                         0


- ---------------


(1) Options become exercisable according to the following schedule: 25% of the grant immediately upon the date of the grant and an additional 25% of the grant on the following three anniversaries of the date of the grant. It is anticipated that the number of options granted will decrease if the exercise price is higher than the price assumed for purposes of this table and will increase if the exercise price is lower than that assumed price; in each case, the dollar value of the Company's Common Stock subject to these options at the time of grant will remain constant. See footnote 2 to this table.

(2) The exercise price is equal to the "Price to Public" set forth on the cover page of this Prospectus (assumed to be the mid-point of the estimated price range identified on the cover page of this Prospectus).

(3) The options will expire on the tenth anniversary of the date of grant.

(4) The assumed rates of appreciation are not intended to represent either past or future appreciation rates with respect to the Common Stock. The rates are prescribed in the applicable Securities and Exchange Commission rules for use by all companies for the purpose of this table.


RETIREMENT BENEFITS


     The Company is a participating employer in the BP America Retirement Accumulation Plan (the "Plan") for salaried employees which was amended as of January 1, 1989, to provide monthly benefit credits based upon years of service as follows:



                                                             PERCENT OF ELIGIBLE       PERCENT OF ELIGIBLE
                                                              COMPENSATION UP TO          COMPENSATION
                                                              AND INCLUDING 1/48        ABOVE 1/48 OF THE
                          YEARS OF SERVICE                  OF THE SOCIAL SECURITY       SOCIAL SECURITY
                       (AT BEGINNING OF MONTH)                    WAGE BASE                 WAGE BASE
              -----------------------------------------     ----------------------     -------------------
Tier I:       less than 10                                             3%                       6%
Tier II:      10, less than 20, or attainment of age 40                4%                       7%
Tier
  III:        20, less than 35, or attainment of age 50                5%                       9%
Tier IV:      35 or more, regardless of age                            6%                       6%


     Eligible compensation includes base salary but does not include annual incentive awards paid currently or long-term incentive awards. Benefits for service through December 31, 1988, were based on the Plan formula then in effect, and were converted to opening balances under the Plan. Both opening balances and benefit credits receive regular interest credits at one-year Treasury Bill rates plus 1% (with a minimum of 5%) until the participant commences receiving benefit payments. In addition, the opening balance receives supplemental interest credits at one-half of the regular interest credit rate until the participant separates from service. For the year 1995, the regular interest rate was 6.25% and the supplemental interest rate was 3.125%.

     The Plan contains transitional provisions for employees who were at least age 50 at January 1, 1989. The transitional minimum benefit is a final average pay benefit for all service, specifically 1.6% of final average pay (based on final three years) times years of service up to 35 less 50% of the primary social security benefit reduced proportionately for years of service less than
35. Benefits vest after completion of five years of service.

     The Company is a participating employer in the BP America supplemental plans which will provide those benefits which are otherwise produced by application of the Plan formula, but which, under Section 415 or Section 401(a)(17) of the Internal Revenue Code, are not permitted to be paid through a qualified plan and its related trust. Such arrangements are specifically provided for under the law. The Company also has a supplemental plan which uses the Plan formula applied to annual incentive awards.


     The total projected annual benefits payable under the formula of the Plan at age 65, without regard to the Section 415 or 401(a)(17) limit and recognizing supplemental pensions as described above, are as follows for the named executive officers of the Company: Mr. Kelly $126,545, Mr. O'Gorman $43,787, Mr. Viola $91,800, Mr. Roos $59,638, and Mr. Pilecki $21,195. These projected benefits are based on an annuity conversion rate of 6.5%, future regular interest credits of 5.0%, and a 0.0% salary scale.



     Upon consummation of the Offering, the Company will cease to be a participating employer under the plans described above and employees will be treated as terminated participants in accordance with applicable plan provisions. The Company expects that its Board of Directors will consider the adoption of one or more retirement plans following the consummation of the Offering.

SAVINGS PLAN


     The Capital Accumulation Plan (the "CAP") covers substantially all employees, including executive officers but excluding the employees covered by the collective bargaining agreement, and is designed to qualify under Section 401(a) of the Internal Revenue Code. Each participant has the option to defer taxation of a portion of his or her earnings by directing the Company to contribute a percentage of such earnings to the CAP. A participant may direct a minimum of 1% and a maximum of 16% of eligible earnings to the CAP, subject to certain limitations set forth in the Code. Under certain circumstances, the Internal Revenue Code will impose limits on the amount of earnings of a "highly compensated" participant (as defined in Section 414(q) of the Code). A participant's contributions become distributable upon the termination of his or her employment for any reason. The Company matches 50% of each dollar, up to 6% of base pay, of employee contributions to the CAP. Upon consummation of the Offering, the Company will cease to be a participating employer under the CAP and employees will be treated as terminated participants in accordance with applicable plan pensions. The Company expects to adopt a similar plan.


THE BOARD AND CERTAIN BOARD COMMITTEES

     The Company's Board will supervise the management of the Company as provided by Delaware law.


     Shortly after the consummation of the Offering, the Company's Board is expected to establish the following committees.


     The Executive Committee will possess all the powers and authority of the Company's Board and the management and direction of the business and affairs of the Company, except as limited by law.


     The Audit Committee will recommend to the Board the Company's independent auditors, review the annual audit reports of the Company, and review audit and any non-audit fees paid to the Company's independent auditors. The Audit Committee will report its findings and recommendations to the Board for ratification. It is anticipated that Ernst & Young LLP will be appointed to examine the financial statements of the Company in 1996. At least a majority of the members of the Audit Committee will be independent directors.



     The Compensation Committee will be charged with the responsibility for supervising the Company's executive compensation policies, administering the employee incentive plans, reviewing officers' salaries, approving significant changes in executive employee benefits, and recommending to the Board such other forms of remuneration as it deems appropriate. The Compensation Committee will be comprised entirely of independent directors.


     The Company's Board may establish a finance committee to supervise the financial affairs of the Company and such committee may redelegate to certain officers the authority to approve financing transactions within specified dollar limitations. The Company's Board may also establish other committees.

                           OWNERSHIP OF COMMON STOCK


     The Company has 1,000 shares of Common Stock, par value $.01 per share, outstanding, all of which shares are owned by Mr. William P. Kelly. Simultaneously with the transfer of the North American Fibers Business to the Company, Mr. Kelly's shares of Common Stock will be repurchased by the Company at their initial purchase price ($1,000) and retired. In the Offering, the Selling Stockholders are selling 100% of their ownership interest in the Company. The mailing address for Unifrax is c/o BP America Inc., 200 Public Square, Cleveland, Ohio 44114, and for the other Selling Stockholder (BP International Limited) is Britannic House, 1 Finsbury Circus, London EC2M 7BA England.



     The Company expects to grant options to purchase Common Stock to certain executive officers of the Company. The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock, adjusted to reflect (i) the repurchase of the 1,000 shares of Common Stock owned beneficially and of record by Mr. Kelly, (ii) the sale of the Common Stock being offered hereby

(assuming the Price to Public is the mid-point of the estimated price range identified on the cover page of this Prospectus) and (iii) the expected grant of options exercisable within 60 days from the date of this Prospectus. See "Management -- Stock Option and SAR Grants, Exercises and Year-End Values".



                           NAME OF                          AMOUNT AND NATURE OF         PERCENT
                     BENEFICIAL OWNER(1)                   BENEFICIAL OWNERSHIP(2)     OF CLASS(3)
    ------------------------------------------------------ -----------------------     -----------
    W. Kelly..............................................          18,209                    *
    K. O'Gorman...........................................          13,697                    *
    P. Viola..............................................          12,624                    *
    M. Roos...............................................          11,944                    *
    J. Pilecki............................................          10,430                    *
    All directors and current executive officers as a
      group
      (7 persons).........................................          86,328                  1.1%


- ---------------


   *Less than one percent.



(1) The mailing address for each of the persons named in the above table is c/o Unifrax Corporation, 2351 Whirlpool Street, Niagara Falls, New York 14302.



(2) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power with respect to securities. The persons named in the above table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. All shares shown in the above chart will be beneficially owned pursuant to options granted under the Company's 1996 Stock Option Plan.



(3) Shares of Common Stock subject to options currently exercisable within 60 days of the consummation of the Offering are deemed outstanding for computing the percentage of the person holding such securities but are not outstanding for computing the percentage of any other person or entity.



                          DESCRIPTION OF CAPITAL STOCK


COMMON STOCK


     Pursuant to the Company's Certificate of Incorporation (the "Charter"), the Company is authorized to issue 30,000,000 shares of Common Stock, par value $.01 per share, of which 1,000 shares are issued and outstanding. The Common Stock offered hereby, when issued and sold as contemplated by this Prospectus, will be validly issued, fully paid, and nonassessable. Upon consummation of the Offering, there will be 8,000,000 shares of Common Stock outstanding.


     Each holder of Common Stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and, except as described below, a majority vote is required for all actions to be taken by stockholders. In the event of a liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets of the Company, if any, remaining after the payment of all debts and liabilities of the Company and the liquidation preference of any outstanding preferred stock. The Common Stock has no preemptive rights and no redemption, sinking fund, or conversion privileges.


     The Company's by-laws also provide for a classified Board of Directors consisting of three classes as nearly equal in size as practicable. Each class holds office until the third annual meeting for election of directors following the election of such class, except that the initial terms of the three classes expire in 1997, 1998, and 1999, respectively. No director may be removed by holders of Common Stock except for cause, and the provisions of the Charter relating to the classified Board may be amended only upon the vote of the holders of at least 80% of the outstanding shares of Common Stock.


     The Company's Board will have the responsibility for considering nominations for prospective Board members. The Board will consider nominees recommended by other directors, stockholders, and management provided that nominations by stockholders are made in accordance with the Company's by-laws. See "Description of Capital Stock -- Certain Anti-Takeover Provisions Affecting Stockholders".

     The Charter provides that except under certain circumstances, directors of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duties as a director. The by-laws of the Company provide for indemnification of the officers and directors to the full extent permitted by applicable law.

     Application is being made for listing the Common Stock on the NASDAQ Stock Market National Market under the symbol "FRAX". The transfer agent and registrar
for the Common Stock is             .

PREFERRED STOCK


     The authorized capital stock of the Company includes 1,000,000 shares of preferred stock, par value $.01 per share, none of which are currently issued or outstanding. The Board of Directors is authorized to provide for the issuance of such preferred stock in one or more series and to fix the dividend rate, conversion rights, voting rights, rights and terms of redemption, redemption price or prices, liquidation preferences and qualifications, limitations, and restrictions thereof with respect to each series. The Company currently has no plans to issue any shares of preferred stock.


CERTAIN ANTI-TAKEOVER PROVISIONS AFFECTING STOCKHOLDERS


     The by-laws also contain several other provisions which may have the effect of limiting changes in control of the Company. These provisions include: (i) the classification of the Board of Directors into three classes with directors of each class serving for successive three-year terms, (ii) the elimination of the right of stockholders to act without a meeting by written consent, and (iii) a provision that permits the removal of members of the Company's Board of Directors only for cause (unless otherwise provided for in connection with the rights of holders of preferred stock), and these provisions may not be amended or repealed in any respect unless that action is approved by the affirmative vote of the holders of not less than 80% of all of the outstanding shares of capital stock of the Company entitled to vote. These provisions, together with provisions of the Company's by-laws, would make the removal of incumbent directors more difficult and time-consuming and may have the effect of discouraging a tender offer or other takeover attempt not previously approved by the Board of Directors. In addition, the Company's by-laws require nominations for prospective directors by the stockholders to be submitted not less than 50 days prior to the annual meeting or special meeting called for that purpose (or not later than the close of business on the 10th day following the date on which notice was provided in the event that less than 50 days' notice is provided) and to comply with the provisions of the by-laws.


DIVIDENDS

     Holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any preferred stock that may be issued, and subject to the restrictions on the Company's ability to pay dividends under the New Credit Facility and the Senior Notes. See "Dividend Policy".

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an Underwriting
Agreement dated             , 1996 (the "Underwriting Agreement"), the
Underwriters named below (the "Underwriters"), for whom CS First Boston Corporation and Schroder Wertheim & Co. Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Selling Stockholders the following respective numbers of shares of Common Stock.

                                                                              NUMBER OF
                                  UNDERWRITERS                                 SHARES
     -----------------------------------------------------------------------  ---------
     CS First Boston Corporation............................................
     Schroder Wertheim & Co. Incorporated...................................

                                                                              ---------
               Total........................................................  8,000,000
                                                                              ==========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the overallotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.


     The Company has granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,200,000 additional shares of Common Stock from the Company at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.



     The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer the shares to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers at such price
less a concession of $       per share, and the Underwriters and such dealers
may allow a discount of $       per share on sales to certain other dealers.
After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.


     The Representatives have informed the Company and the Selling Stockholders that they do not expect discretionary sales by the Underwriters to exceed 5% of the shares being offered hereby.

     The Company has agreed not to offer, sell, contract to sell, announce its intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any shares of the Company's Common Stock or securities convertible into or exchangeable or exercisable for any shares of its Common

Stock without the written consent of CS First Boston Corporation for a period of 180 days after the date of this Prospectus.

     Prior to the Offering, the offering price per share of Common Stock will be determined in negotiations between BP and the Representatives of the Underwriters. In determining that price, consideration will be given to various factors, including the market valuation of comparable companies, market conditions for initial public offerings, the history of and prospects for the Company's business, the Company's past and present operations, its past and present earnings and current financial position, an assessment of the Company's management, the general condition of the securities markets and other relevant factors.

     The Company and BP America have agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.


     The Common Stock has been approved for trading on the Nasdaq Stock Market's National Market System, subject to notice of issuance.



     CS First Boston Corporation and its affiliates, and affiliates of Schroder Wertheim & Co. Incorporated, have from time to time provided services to The British Petroleum Company p.1.c. and its subsidiaries for which they received customary compensation, including CS First Boston Corporation's services as placement agent for the Senior Notes. From January 1, 1995 through the date of this Prospectus, CS First Boston Corporation will have received approximately
$          from BP and its affiliates, and CS First Boston Corporation and its
affiliates expect to receive approximately $          in fees as placement agent
for the Senior Notes, and affiliates of Schroder Wertheim & Co. Incorporated
will have received approximately $       from BP and its affiliates.


                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the shares of Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of shares of Common Stock are effected. Accordingly, any resale of the shares of Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the shares of Common Stock.

REPRESENTATIONS OF PURCHASERS


     Each purchaser of shares of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders, and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such shares of Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".


RIGHTS OF ACTION AND ENFORCEMENT

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

     All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company or persons outside of Canada.


NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of shares of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any shares of Common Stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of shares of Common Stock acquired on the same date and under the same prospectus exemption.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock being offered hereby will be passed upon for the Company by Squire, Sanders & Dempsey. Certain legal matters will be passed upon for the Underwriters by Jones, Day, Reavis & Pogue. From time to time, Jones, Day, Reavis & Pogue represents The British Petroleum Company p.1.c. and certain of its affiliates in certain matters.

                                    EXPERTS

     The financial statements of the North American Fibers Division of Unifrax Corporation at December 31, 1995 and 1994, and for each of the three years in the period ended December 31, 1995, and the balance sheet of Unifrax Acquisition Inc. at April 19, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.


     With respect to the unaudited combined interim financial information for the three-month periods ended March 31, 1995 and 1996 for the North American Fibers Division of Unifrax Corporation, XPE Vertriebs GmbH and NAF Brasil Ltda., appearing elsewhere herein and in the Registration Statement, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report, included elsewhere herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on such information should be restricted in light of the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the "Act") for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Act.



                             ADDITIONAL INFORMATION



     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act of 1933, with respect to the shares of Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is hereby made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information with respect to the Company and the Common Stock, reference is hereby made to the Registration Statement and such exhibits and schedules filed as a part thereof, which may be inspected, without charge, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Northwest Atrium Center, 500 West Madison Street (Suite 1400), Chicago, Illinois 60661. Copies of all or any portion of the Registration Statement may be obtained from the Public Reference Section of the Commission, upon payment of prescribed fees.

                         INDEX TO FINANCIAL STATEMENTS


UNIFRAX ACQUISITION INC.:
Report of Independent Auditors.......................................................    F-2
Balance Sheet as of April 19, 1996...................................................    F-3
Note to Balance Sheet................................................................    F-4
NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION:
  FINANCIAL STATEMENTS:
Report of Independent Auditors.......................................................    F-5
Balance Sheets as of December 31, 1994 and 1995......................................    F-6
Statements of Income for the years ended December 31, 1993, 1994 and 1995............    F-7
Statement of Changes in Parent Company Investment for the years ended December 31,
  1993, 1994 and 1995................................................................    F-8
Statements of Cash Flows for the years ended December 31, 1993, 1994 and 1995........    F-9
Notes to Financial Statements........................................................   F-10
  INTERIM COMBINED FINANCIAL STATEMENTS (UNAUDITED):
Independent Accountants' Review Report...............................................   F-21
Combined Balance Sheets as of March 31, 1995 and 1996 (unaudited)....................   F-22
Combined Statements of Income for the three months ended March 31, 1995 and 1996
  (unaudited)........................................................................   F-23
Combined Statement of Changes in Parent Company Investment for the three months ended
  March 31, 1995 and 1996 (unaudited)................................................   F-24
Combined Statements of Cash Flows for the three months ended March 31, 1995 and 1996
  (unaudited)........................................................................   F-25
Notes to Interim Combined Financial Statements (unaudited)...........................   F-26

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
Unifrax Acquisition Inc.

     We have audited the accompanying balance sheet of Unifrax Acquisition Inc. at April 19, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.


     In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Unifrax Acquisition Inc. at April 19, 1996 in conformity with generally accepted accounting principles.


                                            ERNST & YOUNG LLP


Buffalo, New York
April 19, 1996

                            UNIFRAX ACQUISITION INC.

                                 BALANCE SHEET

                                                                                    APRIL 19
                                                                                      1996
                                                                                    ---------
ASSETS
Cash..............................................................................   $ 1,000
                                                                                    ========
SHAREHOLDER'S EQUITY
Preferred stock, $.01 par value; 1,000,000 shares authorized;
  no shares issued or outstanding.................................................   $    --
Common stock, $.01 par value; 30,000,000 shares authorized;
  1,000 shares issued and outstanding.............................................        10
  Additional paid-in capital......................................................       990
                                                                                    ---------
                                                                                     $ 1,000
                                                                                    ========

See accompanying note.

                            UNIFRAX ACQUISITION INC.

                             NOTE TO BALANCE SHEET

1.  ORGANIZATION

     Unifrax Acquisition Inc. was organized for the purpose of acquiring the North American ceramic fiber business of Unifrax Corporation, an indirect wholly-owned subsidiary of BP America Inc. and ultimately of The British Petroleum Company p.1.c. ("BP"), and two related sales corporations, located in Germany and Brazil, owned by BP International Limited, a wholly-owned subsidiary of BP.

     Unifrax Acquisition Inc. was incorporated in Delaware on April 19, 1996.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
BP America Inc.

     We have audited the accompanying balance sheets of the North American Fibers Division of Unifrax Corporation (the "Division") at December 31, 1994 and 1995 and the related statements of income, changes in parent company investment and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Division at December 31, 1994 and 1995 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

     As discussed in Note 3 to the financial statements, in 1993 the Division changed its method of accounting for postretirement benefits other than pensions.


                                            ERNST & YOUNG LLP


Buffalo, New York
April 19, 1996

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                                 BALANCE SHEETS


                                                                                DECEMBER 31
                                                                             -----------------
                                                                              1994      1995
                                                                             -------   -------
                                                                             (THOUSANDS)
ASSETS
Current assets:
  Cash.....................................................................  $    98   $    37
  Accounts receivable, trade, less allowances of $1,337
     and $919, respectively................................................   13,380    13,675
  Accounts receivable, affiliates..........................................    2,295       598
  Inventories..............................................................    7,820     7,701
  Deferred income taxes....................................................    3,395     3,281
  Prepaid expenses and other current assets................................      152       181
                                                                             -------   -------
Total current assets.......................................................   27,140    25,473
Property, plant and equipment, net.........................................   30,076    29,288
Other assets...............................................................      293       294
                                                                             -------   -------
                                                                             $57,509   $55,055
                                                                             =======   =======
LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
  Accounts payable.........................................................  $ 2,354   $ 3,081
  Accrued expenses.........................................................    8,986     8,813
                                                                             -------   -------
Total current liabilities..................................................   11,340    11,894
Accrued postretirement benefit cost........................................    4,878     4,986
Deferred income taxes......................................................    3,825     3,535
Other long-term obligations................................................      400       400
                                                                             -------   -------
Total liabilities..........................................................   20,443    20,815
Parent company investment -- excess of assets over liabilities.............   37,066    34,240
                                                                             -------   -------
                                                                             $57,509   $55,055
                                                                             =======   =======


See accompanying notes to financial statements.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                              STATEMENTS OF INCOME

                                                                    YEAR ENDED DECEMBER 31
                                                                -------------------------------
                                                                 1993        1994        1995
                                                                -------     -------     -------
                                                                          (THOUSANDS)
Net sales:
  Outside.....................................................  $63,864     $71,890     $79,515
  Affiliate...................................................    3,828       4,356       4,549
                                                                -------     -------     -------
                                                                 67,692      76,246      84,064
Operating expenses:
  Cost of goods sold..........................................   34,153      37,590      40,630
  Selling and distribution....................................    9,932      10,688      11,579
  Administration..............................................    5,415       6,279       6,189
  Allocated corporate charges.................................    2,800       2,300       2,700
  Research and development....................................    2,747       2,772       2,950
  Restructuring charges.......................................      155          --          --
                                                                -------     -------     -------
                                                                 55,202      59,629      64,048
                                                                -------     -------     -------
Operating income..............................................   12,490      16,617      20,016
Other income (expense):
  Royalty income, net of related expenses.....................      630         622         953
  Miscellaneous...............................................      (81)        (31)        (21)
                                                                -------     -------     -------
                                                                    549         591         932
                                                                -------     -------     -------
Income before income taxes and cumulative effect of change in
  accounting principle........................................   13,039      17,208      20,948
Provision for income taxes....................................    5,407       7,052       8,539
                                                                -------     -------     -------
Income before cumulative effect of change in accounting
  principle...................................................    7,632      10,156      12,409
Cumulative effect of change in accounting principle...........   (2,658)         --          --
                                                                -------     -------     -------
Net income....................................................  $ 4,974     $10,156     $12,409
                                                                =======     =======     =======

See accompanying notes to financial statements.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

               STATEMENT OF CHANGES IN PARENT COMPANY INVESTMENT

                                                                                 (THOUSANDS)
Balance at January 1, 1993.......................................................  $  38,143
Net income.......................................................................      4,974
Net change in parent company advances............................................     (7,238)
                                                                                 -----------
Balance at December 31, 1993.....................................................     35,879
Net income.......................................................................     10,156
Net change in parent company advances............................................     (8,969)
                                                                                 -----------
Balance at December 31, 1994.....................................................     37,066
Net income.......................................................................     12,409
Net change in parent company advances............................................    (15,235)
                                                                                 -----------
Balance at December 31, 1995.....................................................  $  34,240
                                                                                 ===========

See accompanying notes to financial statements.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                            STATEMENTS OF CASH FLOWS

                                                                      YEAR ENDED DECEMBER 31
                                                                   ----------------------------
                                                                    1993      1994       1995
                                                                   -------   -------   --------
                                                                           (THOUSANDS)
OPERATING ACTIVITIES
Net income.......................................................  $ 4,974   $10,156   $ 12,409
Adjustments to reconcile net income to cash
  provided by operating activities:
  Depreciation and amortization..................................    3,971     4,220      4,301
  Provision for deferred income taxes............................     (437)     (795)      (176)
  Provision for pension (income) expense.........................      (90)     (223)       149
  Loss (gain) on sales of property, plant and equipment..........       69        (6)        88
  Foreign exchange loss (gain)...................................       21        43        (20)
  Cumulative effect of change in accounting principle............    2,658        --         --
  Changes in operating assets and liabilities:
     Accounts receivable.........................................   (2,737)   (1,475)     1,422
     Inventories.................................................      849    (1,542)       119
     Prepaid expenses and other current assets...................       66       (62)       (29)
     Accounts payable and accrued expenses.......................      597       850        554
     Accrued postretirement benefit cost.........................      231       158        108
                                                                   -------   -------   --------
Cash provided by operating activities............................   10,172    11,324     18,925
INVESTING ACTIVITIES
Capital expenditures.............................................   (3,032)   (2,670)    (3,404)
Deferred software and other costs................................       --        --       (294)
Proceeds from sales of property, plant and equipment.............       82        92        105
                                                                   -------   -------   --------
Cash used in investing activities................................   (2,950)   (2,578)    (3,593)
FINANCING ACTIVITIES
Cash transfers to parent company, net............................   (7,134)   (8,743)   (15,393)
                                                                   -------   -------   --------
Cash used in financing activities................................   (7,134)   (8,743)   (15,393)
                                                                   -------   -------   --------
Net increase (decrease) in cash..................................       88         3        (61)
Cash -- beginning of year........................................        7        95         98
                                                                   -------   -------   --------
Cash -- end of year..............................................  $    95   $    98   $     37
                                                                   =======   =======   ========

See accompanying notes to financial statements.

                       NORTH AMERICAN FIBERS DIVISION OF

                              UNIFRAX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

                        DECEMBER 31, 1993, 1994 AND 1995

1. ORGANIZATION AND BASIS OF PRESENTATION

     Unifrax Corporation ("Unifrax"), previously known as The Carborundum Company ("Carborundum"), is an indirect wholly-owned subsidiary of BP America Inc. ("BP America") and ultimately of The British Petroleum Company p.1.c. ("BP"). Prior to the sale referred to below, the continuing operations of Unifrax and related affiliates principally comprised high performance ceramic product businesses with manufacturing facilities located in the United States, Puerto Rico, Brazil, Germany, Australia, and the United Kingdom. The North American Fibers Division of Unifrax (the "Division"), included herein, manufactures heat resistant ceramic fiber products for automotive, commercial, and industrial customers primarily throughout North America. Manufacturing facilities are located in Western New York (Tonawanda, Sanborn, and Amherst) and New Carlisle, Indiana.


     As part of a program to review holdings not related to its core hydrocarbon and chemicals businesses, in 1994 BP announced its intent to seek potential buyers for Carborundum, including the Division. In May 1995, BP entered into an agreement under the terms of which it agreed to sell principally all continuing businesses of Carborundum, excluding the Division, to Societe Europeenne des Produits Refractaires and various other affiliates of Compagnie de Saint-Gobain ("SEPR"). This sale was completed on February 29, 1996. In connection with the sale, Carborundum changed its name to Unifrax Corporation.


     The effects of any divestiture of the Division are not reflected in the accompanying special-purpose financial statements, which are intended to reflect the specific assets and liabilities of the operations being sold on a historical cost basis. The accompanying financial statements include the assets, liabilities and related operations of the Division expected to be included as part of any divestiture and exclude the assets, liabilities and related operations of other Carborundum divisions, including Carborundum's ceramic fiber operations located outside of North America.


     Prior to the sale referred to above, the Division had certain shared assets and incurred certain common costs which related to both the Division and other Unifrax operations. As such, for purposes of preparing these special-purpose financial statements, management of Unifrax made certain allocations of assets, liabilities and expenses to the Division. Management of the Division believes that the basis of such allocations is reasonable; however, the amounts could differ from amounts that would be determined if the Division were operated on a stand-alone basis (see Note 7).



     Under the terms of agreements dated October 14, 1994 and April 19, 1996, BP America assumed, through an indirect wholly-owned subsidiary, certain assets and liabilities of Unifrax. Further, under the terms of these agreements, BP America, among other things, agreed to indemnify Unifrax, including the Division, for all liabilities, if any, that might result from any claims for wrongful death or personal injury caused by exposure to refractory ceramic fiber products manufactured by Unifrax, subject to certain loss retention levels (see
Note 13). This indemnity, upon the execution of an agreement providing for the sale of Unifrax, or the Division, to an entity not affiliated with BP America, will be superseded by the sale agreement, which will contain, among other things, additional provisions necessary to administer the agreement. Assets and liabilities assumed, or indemnified, by BP America under the terms of these agreements are not included in the accompanying special-purpose financial statements.



     The financial information included herein may not necessarily reflect the financial position, results of operations or cash flows of the Division in the future or what the financial position, results of operations or cash flows of the Division would have been if it were a separate, stand-alone entity during the periods presented (see Note 7).

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. SAINT-GOBAIN SALE

     On February 29, 1996, BP completed the sale of principally all continuing businesses of Carborundum, excluding the Division, but including ceramic fiber businesses located outside of North America.

     During the years ended December 31 1993, 1994 and 1995, the Division's sales to businesses included as part of this sale amounted to $3,828 thousand, $4,356 thousand and $4,549 thousand, respectively.


     In connection with this sale, BP and SEPR entered into various agreements regarding the ongoing relationship between the Division and SEPR subsequent to the closing of the transaction. Under the terms of certain of these agreements, among other things, for a period of five years ending on March 1, 2001:



(i) the Division is precluded from selling, outside of the United States, Canada and Mexico, products licensed to SEPR;



(ii) for products manufactured by the Division that are not covered by the license agreement, except for expanding paper products, the world-wide marketing rights of which are retained by the Division, SEPR is the exclusive distributor of such products outside of the United States, Canada and Mexico; for certain of these products, SEPR can elect, on a product by product basis, to manufacture the product and pay a royalty to the Division;



(iii) die cutting operations associated with expanding paper products in Brazil and Germany will be performed by SEPR; in lieu of performing the die cutting, SEPR can elect to obtain a royalty free license to manufacture expanding paper products outside of the United States, Canada, and Mexico; and


(iv) the Division is required to provide certain specified technical services and product information for which, in certain situations, the Division will receive a royalty.


     Note 17 to the financial statements ("Pro Forma Impact of Saint-Gobain Sale") includes a summary of the pro forma impact of the Saint-Gobain Sale on the operations of the Division for the year ended December 31, 1995.


3. SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION


     The Division recognizes revenue at the point of passage of title, which is generally at the time of shipment to the customer. Sales to affiliates generally reflect prices offered to the Division's highest volume distributors. The Division provides for possible future returns and uncollectible accounts as revenue is recognized.


INVENTORIES

     Inventories are stated at cost, but not in excess of net realizable value. The cost of substantially all inventories is determined by the last-in, first-out method (LIFO).

PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated at cost. Depreciation is computed principally using the straight-line method over the estimated useful lives of the assets which range from 3 years to 20 years for machinery and equipment, and 20 years to 40 years for land improvements and buildings. Expenditures for renewals and improvements that extend the useful life of an asset are capitalized. Expenditures for routine repairs and maintenance are generally charged to operations when incurred.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
IMPAIRMENT OF LONG-LIVED ASSETS

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). Under the provisions of this accounting standard, asset carrying amounts are required to be reviewed whenever events or circumstances indicate that such carrying amounts may not be recoverable. When considered impaired, the accounting standard requires that the carrying amount of the asset be reduced, by a charge to income, to its current fair value. With regards to assets to be disposed of, the accounting standard requires such assets to be reported at the lower of carrying amount or fair value less cost to sell. Unifrax, and the Division, adopted SFAS 121 effective January 1, 1996. The adoption of the accounting standard had no impact on the Division's results of operations or financial position.

ENVIRONMENTAL LIABILITIES

     Environmental expenditures that relate to current or future revenues are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that are not allocable to current or future earnings are expensed. Liabilities for environmental costs are recognized when environmental assessments or clean-ups are probable and the associated costs can be reasonably estimated. Generally, the timing of these provisions coincides with the commitment to a formal plan of action or, if earlier, on divestment or on closure of inactive sites.

POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     Effective January 1, 1993, Unifrax adopted Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). This accounting standard requires companies to accrue the actuarially determined costs of postretirement benefits other than pensions during the years that the employee renders the necessary service. Under Unifrax's previous policy, the annual expense of health care and life insurance benefits provided to certain retired employees was determined based on the amount of actual claims incurred and on premiums paid. As a result of Unifrax electing to immediately recognize the cumulative effect of adopting SFAS 106 as of January 1, 1993, an after-tax charge of $2,658 thousand ($4,489 thousand before tax) is included in the Division's 1993 operations.

INCOME TAXES

     The results of operations of Unifrax's U.S. subsidiaries, including the operations of the Division, are included in the consolidated U.S. corporate income tax return of BP America. The Division's provision for income taxes is computed as if the Division filed its annual tax returns on a separate company basis. The current portion of the income tax provision is satisfied by the Division through a charge or credit to parent company investment.

     Income taxes are accounted for under the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rate and laws that apply in the periods in which the deferred tax asset or liability is expected to be realized or settled.

     Investment tax credits are accounted for using the flow-through method.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CERAMIC FIBER HEALTH STUDIES


     Ceramic fiber health studies (see Note 14), which management of the Division considers to be an integral part of the business, are generally undertaken by the Division and other producers of ceramic fiber once every three to five years. The Division also performs ongoing employee health studies and conducts tests as part of new product research and development. The cost of ceramic fiber health studies are accrued annually based on the estimated cost and scope of the studies and the Division's estimated cost sharing percentage. Amounts charged to operations during the years ended December 31, 1993, 1994 and 1995 relating to the cost of these health studies amounted to $1,615 thousand, $2,319 thousand and $1,829 thousand, respectively, and are included in administration and research and development expense in the accompanying statements of income.


ACCOUNTING FOR STOCK BASED COMPENSATION


     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" ("SFAS 123"). SFAS 123, which must be adopted by the Division in 1996, encourages a fair value-based method of accounting for employee stock options or similar equity instruments, but allows continued use of the intrinsic value-based method of accounting prescribed by Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). Companies electing to continue to use APB 25 must make pro forma disclosures of net income and earnings per share as if the fair value-based method had been applied. The Division has not yet determined whether it will account for stock based compensation under the provisions of APB 25 or SFAS 123.


USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. INVENTORIES

     Major classes of inventories are as follows:

                                                                           DECEMBER 31,
                                                                         -----------------
                                                                          1994       1995
                                                                         ------     ------
                                                                            (THOUSANDS)
    Raw material and supplies..........................................  $1,497     $1,309
    In-process.........................................................   1,601      1,066
    Finished product...................................................   4,057      4,564
                                                                         ------     ------
                                                                          7,155      6,939
    Adjustment to LIFO cost............................................     665        762
                                                                         ------     ------
                                                                         $7,820     $7,701
                                                                         ======     ======


     The cost of inventories determined on the LIFO method exceeds the current cost of inventories principally as a result of reduced manufacturing costs.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

5. PROPERTY, PLANT AND EQUIPMENT

     Major classes of property, plant and equipment are as follows:

                                                                              DECEMBER 31
                                                                         ---------------------
                                                                           1994         1995
                                                                         --------     --------
                                                                         (THOUSANDS)
Land and land improvements.............................................  $  1,377     $  1,712
Buildings..............................................................    15,196       15,555
Machinery, equipment, furniture and fixtures...........................    36,674       37,878
Construction in progress...............................................     1,792        2,472
                                                                         --------     --------
                                                                           55,039       57,617
Less accumulated depreciation and amortization.........................   (24,963)     (28,329)
                                                                         --------     --------
                                                                         $ 30,076     $ 29,288
                                                                         ========     ========

     For the years ended December 31, 1993, 1994 and 1995, depreciation expense amounted to $3,911 thousand, $4,132 thousand and $4,008 thousand, respectively.

6. FINANCING ACTIVITIES

     The Division is part of a centralized cash management system whereby all cash disbursements of the Division are funded by, and all cash receipts are transferred to, BP America.

7. RELATED PARTY TRANSACTIONS

     Certain support services, such as information systems, credit and collections, payroll, corporate communications and health, safety, and environmental quality have been provided to all domestic Unifrax businesses on a centralized basis. Costs for these services were allocated to the businesses based on usage. The Division was charged for such services in the amount of $1,245 thousand, $1,295 thousand and $1,191 thousand for the years ended December 31, 1993, 1994 and 1995, respectively.

     In addition, certain other indirect administrative expenses of Unifrax, as well as research and development activities, except those research and development activities relating specifically to ceramic fiber businesses, were allocated to the businesses either based on the level of service provided or based on the overall cost structure of Unifrax. Amounts allocated to the Division amounted to $2,800 thousand, $2,300 thousand and $2,700 thousand for the years ended December 31, 1993, 1994 and 1995, respectively.


     In the opinion of management, charges and allocations have been determined on a reasonable basis; however, they are not necessarily indicative of the level of expenses which might have been incurred had the Division been operating as a stand-alone entity. Management estimates the cost for these services on a stand-alone basis would have been approximately $1,700 thousand per annum for the years ended December 31, 1993, 1994 and 1995.



     As a result of the sale of principally all continuing businesses of Unifrax except for the Division (see Notes 1 and 2), and the elimination of Unifrax corporate activities, the Division has a service continuation agreement with SEPR. Under the terms of the agreement, SEPR will provide certain administrative services, substantially similar to those services previously provided by Unifrax centrally, and will charge the Division a service fee, which will approximate the charges previously received for similar services, for a period of up to six

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)

7. RELATED PARTY TRANSACTIONS (CONTINUED) months. Upon the expiration of this agreement, the Division expects that the applicable administrative services will be provided internally, or purchased from other third-party providers.


     The Division's property, product and certain other loss exposures are insured through insurance premiums paid to indirect wholly-owned insurance subsidiaries of BP. Also, except for the State of New York, for which the Division was self-insured, the Division, through December 31, 1993, insured its workers' compensation obligations through insurance premiums paid to one of the subsidiaries. On January 1, 1994, the Division became self-insured for all workers' compensation loss exposures. Insurance premiums charged to operations for these various insurance categories during the years ended December 31, 1993, 1994 and 1995 amounted to $279 thousand, $243 thousand and $117 thousand, respectively. Management estimates the cost for these insurance categories on a stand-alone basis would have been approximately $900 thousand per annum for the years ended December 31, 1993, 1994 and 1995.



     The Division historically performed research and development activities for all Unifrax ceramic fiber businesses and performed certain research and development services for a joint venture affiliated with Unifrax. The Division granted licenses to the ceramic fiber businesses located outside of North America and to the joint venture to use the technology developed and charged a royalty based upon the level of sales of products manufactured at such businesses. The amounts charged to these businesses totaled $687 thousand, $709 thousand and $884 thousand for the years ended December 31, 1993, 1994 and 1995, respectively, and is included in royalty income, net of related expenses, in the accompanying statements of income. As discussed in Note 2, the Division, for a period of five years ending on March 1, 2001, will continue to provide ceramic fiber businesses located outside of North America with specified technical services and product information for which, in certain situations, the Division will receive a royalty (see Note 17).


     The Division periodically enters into product purchase transactions with certain BP affiliates and other Unifrax businesses. Purchases from such entities during the years ended December 31, 1993, 1994 and 1995 totaled $3,095 thousand, $3,285 thousand and $1,073 thousand, respectively.


8. ACCRUED EXPENSES



     Accrued expenses consist of the following:



                                                                                DECEMBER 31
                                                                             -----------------
                                                                              1994       1995
                                                                             ------     ------
                                                                             (THOUSANDS)
Employee benefit accruals..................................................  $1,957     $2,083
Ceramic fiber health studies...............................................   1,500      2,000
Other ceramic fiber product stewardship and monitoring.....................   1,192      1,168
Other......................................................................   4,337      3,562
                                                                             ------     ------
                                                                             $8,986     $8,813
                                                                             ======     ======



9. RETIREMENT PLANS


     The Division participates in defined benefit retirement plans sponsored by BP America. The defined benefit retirement plans are of two general types -- flat dollar plans and salary related plans. Flat dollar plans, which are negotiated with unions, pay benefits based on length of service. Salary related plans, pertaining to all non-hourly employees, pay benefits based on length of service and level of compensation. Annual contributions are made to the defined benefit plans which at least equal the amounts required by law. Contribution amounts are determined by independent actuaries using an actuarial cost method that has an objective of providing an

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


9. RETIREMENT PLANS (CONTINUED)

adequate fund to meet pension obligations as they mature. The assets of these plans are held in U.S. and foreign equity securities, fixed income securities, interest bearing cash and real estate. Net pension income (expense) allocated to the Division approximated $90 thousand, $223 thousand and $(149) thousand in 1993, 1994 and 1995, respectively. Amounts allocated are principally determined based on payroll.

     The Division, through BP America, participates in a defined contribution 401(k) plan which is available to substantially all non-union employees of the Division. Division contributions, representing a 50% matching of employee contributions up to a maximum of 6% of the employee's base pay, amounted to $281 thousand, $299 thousand and $313 thousand during the years ended December 31, 1993, 1994 and 1995, respectively.


10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS


     The Division, through BP America, provides certain health care and life insurance benefits for retired employees who meet eligibility requirements. Those benefits are provided through insured and self-insured arrangements. As discussed in Note 3, Unifrax adopted SFAS 106 effective January 1, 1993. Prior to 1993, the annual expense of providing benefits to retirees was based on the amount of actual claims incurred and on premiums paid.

     The Division's policy is to fund postretirement benefits as insurance premiums or claims become due. Amounts allocated to the Division are principally determined based on employer information.

     The following table summarizes the components of net periodic postretirement benefit expense allocated to the Division for 1993, 1994 and 1995:

                                                                        YEAR ENDED DECEMBER 31
                                                                        ----------------------
                                                                        1993     1994     1995
                                                                        ----     ----     ----
                                                                        (THOUSANDS)
Service cost -- benefits earned.......................................  $ 55     $ 89     $ 70
Interest costs........................................................   380      304      265
                                                                        ----     ----     ----
Net periodic postretirement benefit expense...........................  $435     $393     $335
                                                                        ====     ====     ====

     The following table presents the status of the unfunded postretirement benefit obligation allocated to the Division and the amounts recognized in the Division's balance sheets:

                                                                                DECEMBER 31
                                                                             -----------------
                                                                              1994       1995
                                                                             ------     ------
                                                                             (THOUSANDS)
Accumulated postretirement benefit obligation:
  Retirees.................................................................  $2,136     $2,340
  Employees fully eligible.................................................     720        839
  Other active employees...................................................   1,035      1,605
                                                                             ------     ------
                                                                              3,891      4,784
Unrecognized net gain......................................................     987        202
                                                                             ------     ------
Accrued postretirement benefit cost........................................  $4,878     $4,986
                                                                             ======     ======

     The accumulated postretirement benefit obligation is based on a weighted-average assumed discount rate of 7.0% at December 31, 1995 (8.5% at December 31, 1994). The assumed rates of future increases in per capita cost of health care benefits (health care cost trend rate) for 1996 are 10.4% for those beneficiaries under

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


10. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)

age 65 and 8.1% for those beneficiaries age 65 and over, each declining gradually to 5% for both age groups by the year 2003 and in subsequent years. Decreasing the discount rate to 7.0% in 1995 increased the accumulated postretirement benefit obligation by approximately $900 thousand.

     The effect of a one percentage point increase in the assumed health care cost trend rate would increase the accumulated postretirement benefit obligation as of December 31, 1995 by approximately $500 thousand and increase the annual aggregate service and interest cost by approximately $60 thousand.


11. INCOME TAXES


     The provision for income taxes consists of the following:

                                                                      YEAR ENDED DECEMBER 31
                                                                   ----------------------------
                                                                    1993       1994       1995
                                                                   ------     ------     ------
                                                                   (THOUSANDS)
Current:
  Federal........................................................  $4,594     $6,179     $6,900
  State..........................................................   1,250      1,668      1,815
                                                                   ------     ------     ------
                                                                    5,844      7,847      8,715
Deferred.........................................................    (437)      (795)      (176)
                                                                   ------     ------     ------
                                                                   $5,407     $7,052     $8,539
                                                                   ======     ======     ======

     The provision for income taxes differs from the amount computed by applying the statutory income tax rate as follows:

                                                                      YEAR ENDED DECEMBER 31
                                                                   ----------------------------
                                                                    1993       1994       1995
                                                                   ------     ------     ------
                                                                   (THOUSANDS)
Income before income taxes at 35%................................  $4,564     $6,023     $7,332
Permanent income tax disallowances...............................      24         57         51
Impact of federal rate change on deferred taxes..................      80         --         --
State taxes, net of federal benefit..............................     739        972      1,156
                                                                   ------     ------     ------
                                                                   $5,407     $7,052     $8,539
                                                                   ======     ======     ======

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


11. INCOME TAXES (CONTINUED)

     Deferred income taxes reflect the net effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 1994 and 1995, the major components of deferred tax assets and liabilities were as follows:

                                                                          DECEMBER 31
                                                                      -------------------
                                                                       1994        1995
                                                                      -------     -------
                                                                      (THOUSANDS)
     Deferred tax liabilities:
       Property, plant and equipment................................  $(5,809)    $(5,624)
       Other........................................................     (168)       (107)
                                                                      -------     -------
     Total deferred tax liabilities.................................   (5,977)     (5,731)
     Deferred tax assets:
       Accrued liabilities..........................................    2,560       2,440
       Accrued postretirement benefit cost..........................    1,989       2,033
       Inventory....................................................      728         712
       Other........................................................      270         292
                                                                      -------     -------
     Total deferred tax assets......................................    5,547       5,477
                                                                      -------     -------
     Net deferred tax liability.....................................  $  (430)    $  (254)
                                                                      =======     =======


12. LEASE COMMITMENTS AND RENTALS



     The Division rents two manufacturing facilities and certain equipment under various operating leases. The lease agreement for one of the facilities expires 2002 and contains options which allow the Division to extend the lease term for up to three additional five year periods, or to purchase the facility for a purchase price determined in accordance with the lease agreement. The lease agreement for the second facility expires 2004 and contains options which allow the Division to extend the lease term for up to two additional five year periods, or to purchase the facility for a purchase price equal to fair value. Total rental expense for the years ended December 31, 1993, 1994 and 1995 amounted to $1,206 thousand, $1,176 thousand and $1,429 thousand, respectively.


     Future minimum lease payments under all non-cancelable operating leases having a remaining term in excess of one year as of December 31, 1995 are as follows:

                                              (THOUSANDS)
1996......................................      $   858
1997......................................          838
1998......................................          825
1999......................................          765
2000......................................          774
Thereafter................................        1,979


13. SEVERANCE



     During 1993, the Division implemented a work force reduction program with respect to salaried employees. Included in the 1993 operating results is a charge of $155 thousand relating to the cost of this program. Total employee separations under the program were 9.

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


14. CONTINGENCIES


CERAMIC FIBERS

     Regulatory agencies and others, including the Division, are currently conducting scientific research to determine the potential health impact resulting from the inhalation of airborne ceramic fibers. To date, the results of this research have been inconclusive as to whether or not ceramic fiber exposure presents an unreasonable risk to humans. Although not required to do so, management of the Division intends to undertake a study in 1997, either separately or in conjunction with other producers of ceramic fibers, to evaluate, among other things, the physical properties of ceramic fibers having a redesigned chemistry. At December 31, 1994 and 1995, accrued expenses includes $1,500 thousand and $2,000 thousand, respectively, relating to the estimated cost of ceramic fiber health studies.

     Various legal proceedings and claims have been made against manufacturers of ceramic fibers, including Unifrax and the Division, alleging death or personal injury as a result of exposure in the manufacture and handling of ceramic fiber and other products. The amount of any liability that might ultimately exist with respect to these claims is presently not determinable.

     Consistent with customary practice among manufacturers of ceramic fiber products, the Division has entered into agreements with distributors of its product whereby the Division has agreed to indemnify the distributors against losses resulting from ceramic fiber claims and the costs to defend against such claims. The amount of any liability that might ultimately exist with respect to these indemnities is presently not determinable.

     Under an agreement with Unifrax, BP America has agreed to indemnify Unifrax, including the Division, for liabilities, if any, that might result from an unfavorable outcome of ceramic fiber claims in excess of $100 thousand per occurrence and $2,500 thousand in the aggregate (see Note 1). Unifrax, including the Division, and BP America intend to defend ceramic fiber claims vigorously.

ENVIRONMENTAL MATTERS

     The Division is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations. These include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or petroleum substances by the Division or by other parties.

     Under agreements with Unifrax, BP America assumed all liability, and the rights to recovery from third parties, for environmental remediation and other similar required actions with respect to certain environmental obligations of Unifrax, including certain obligations associated with the North American ceramic fiber business (see Note 1).

     The estimated cost of known environmental obligations, except for those obligations assumed by BP America, has been provided for in accordance with the Division's accounting policies. In addition, the Division may, in the future, be involved in further environmental assessments or clean-ups. While the ultimate requirement for any such remediation, and its cost, is presently not known, and while the amount of any future costs could be material to the results of operations in the period in which they are recognized, the Division does not expect these costs, based upon currently known information and existing requirements, to have a material adverse effect on its financial position.

OTHER

     Various other legal proceedings and claims have been made against the Division in the ordinary course of business. While the amounts could be material to the results of operations in the period recognized, in the

                       NORTH AMERICAN FIBERS DIVISION OF
                              UNIFRAX CORPORATION

                   NOTES TO FINANCIAL STATEMENTS (CONTINUED)


14. CONTINGENCIES (CONTINUED)

opinion of management of the Division, the ultimate liability, if any, resulting from such matters will not have a material adverse effect on the Division's financial position.


15. CAPITAL EXPANSION PROJECT


     In November 1995, the Division announced that an estimated $14 million manufacturing facility expansion will be undertaken at the Division's New Carlisle, Indiana facility. Construction is scheduled to begin in the second quarter of 1996 and the new facility is expected to be fully operational in late 1997.


16. MAJOR CUSTOMER


     The Division had sales to one customer which accounted for approximately 11% of net sales for 1995. No one customer accounted for 10% or more of net sales in 1993 or 1994.


17. PRO FORMA IMPACT OF SAINT-GOBAIN SALE (UNAUDITED)



     As described in Note 2, in connection with the sale of principally all continuing businesses of Unifrax, excluding the Division, BP and SEPR entered into various agreements regarding the ongoing relationship between the Division and SEPR subsequent to the closing of the sale.



     Assuming the agreements with SEPR were in effect at January 1, 1995, net sales, operating income, income before income taxes and net income for the year ended December 31, 1995, on a pro forma basis, would have been $83,588 thousand, $18,820 thousand, $19,339 thousand and $11,410 thousand, respectively. This pro forma financial information is based on available data and upon certain assumptions that management of the Division believes are reasonable under the circumstances. Pro forma adjustments principally comprise the elimination of certain affiliate sales and royalties and the inclusion of estimated direct customer and distributor sales under the agreements with SEPR, as adjusted for the estimated impacts on costs and expenses.

                     INDEPENDENT ACCOUNTANTS' REVIEW REPORT

Board of Directors
BP America Inc.


     We have reviewed the accompanying combined balance sheets of the North American Fibers Division of Unifrax Corporation, XPE Vertriebs GmbH and NAF Brasil Ltda. (the "Division") as of March 31, 1995 and 1996 and the related combined statements of income, changes in parent company investment and cash flows for the three month periods then ended. These financial statements are the responsibility of the Division's management.


     We conducted our reviews in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data, and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based upon our reviews, we are not aware of any material modifications that should be made to the accompanying combined financial statements referred to above for them to be in conformity with generally accepted accounting principles.


                                          ERNST & YOUNG LLP


Buffalo, New York
April 19, 1996

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


                            COMBINED BALANCE SHEETS

                            MARCH 31, 1995 AND 1996

                                  (UNAUDITED)


                                                                            1995        1996
                                                                           -------     -------
                                                                               (THOUSANDS)
ASSETS
Current assets:
  Cash...................................................................  $    63     $   555
  Accounts receivable, trade, less allowances of $1,298
     and $1,014, respectively............................................   13,572      16,040
  Accounts receivable, affiliates........................................    3,367          --
  Inventories............................................................    8,257       9,128
  Deferred income taxes..................................................    3,368       3,386
  Prepaid expenses and other current assets..............................      262         472
                                                                           -------     -------
Total current assets.....................................................   28,889      29,581
Property, plant and equipment, net.......................................   29,609      29,442
Other assets.............................................................      271         484
                                                                           -------     -------
                                                                           $58,769     $59,507
                                                                           =======     =======
LIABILITIES AND PARENT COMPANY INVESTMENT
Current liabilities:
  Accounts payable.......................................................  $ 2,076     $ 3,164
  Accrued expenses.......................................................    9,002       9,254
                                                                           -------     -------
Total current liabilities................................................   11,078      12,418
Accrued postretirement benefit cost......................................    4,943       5,025
Deferred income taxes....................................................    3,752       3,455
Other long-term obligations..............................................      400         400
                                                                           -------     -------
Total liabilities........................................................   20,173      21,298
Parent company investment -- excess of assets over liabilities...........   38,596      38,209
                                                                           -------     -------
                                                                           $58,769     $59,507
                                                                           =======     =======


See accountants' review report and accompanying notes.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


                         COMBINED STATEMENTS OF INCOME

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                                  (UNAUDITED)

                                                                            1995        1996
                                                                           -------     -------
                                                                           (THOUSANDS)
Net sales................................................................  $21,384     $21,581
Operating expenses:
  Cost of goods sold.....................................................   10,551      10,642
  Selling and distribution...............................................    3,028       3,134
  Administration.........................................................    1,811       1,737
  Allocated corporate charges............................................      675         356
  Research and development...............................................      854         699
                                                                           -------     -------
                                                                            16,919      16,568
                                                                           -------     -------
Operating income.........................................................    4,465       5,013
Other income (expense):
  Royalty income, net of related expenses................................      211         149
  Miscellaneous..........................................................      (15)        (62)
                                                                           -------     -------
                                                                               196          87
                                                                           -------     -------
Income before income taxes...............................................    4,661       5,100
Provision for income taxes...............................................    1,894       2,100
                                                                           -------     -------
Net income...............................................................  $ 2,767     $ 3,000
                                                                           =======     =======

See accountants' review report and accompanying notes.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


           COMBINED STATEMENT OF CHANGES IN PARENT COMPANY INVESTMENT

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                                  (UNAUDITED)

                                                                            1995        1996
                                                                           -------     -------
                                                                           (THOUSANDS)
Balance -- beginning of period...........................................  $37,066     $34,240
Net income...............................................................    2,767       3,000
Net change in parent company advances....................................   (1,237)        969
                                                                           -------     -------
Balance -- end of period.................................................  $38,596     $38,209
                                                                           =======     =======

See accountants' review report and accompanying notes.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


                       COMBINED STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996

                                  (UNAUDITED)

                                                                              1995      1996
                                                                             -------   -------
                                                                             (THOUSANDS)
OPERATING ACTIVITIES
Net income.................................................................  $ 2,767   $ 3,000
Adjustments to reconcile net income to cash
  provided by operating activities:
  Depreciation and amortization............................................    1,053       976
  Provision for deferred income taxes......................................      (46)     (185)
  Provision for pension expense............................................       37        37
  Loss on sales of property, plant and equipment...........................       14        52
  Foreign exchange loss....................................................        3         3
  Changes in operating assets and liabilities:
     Accounts receivable...................................................   (1,267)   (1,770)
     Inventories...........................................................     (437)   (1,427)
     Prepaid expenses and other current assets.............................     (110)     (291)
     Accounts payable and accrued expenses.................................     (262)      524
     Accrued postretirement benefit cost...................................       65        39
                                                                             -------   -------
Cash provided by operating activities......................................    1,817       958
INVESTING ACTIVITIES
Capital expenditures.......................................................     (572)   (1,160)
Deferred software and other costs..........................................       --      (194)
Proceeds from sales of property, plant and equipment.......................       12        --
                                                                             -------   -------
Cash used in investing activities..........................................     (560)   (1,354)
FINANCING ACTIVITIES
Cash transfers (to) from parent company, net...............................   (1,292)      914
                                                                             -------   -------
Cash (used in) provided by financing activities............................   (1,292)      914
                                                                             -------   -------
Net (decrease) increase in cash............................................      (35)      518
Cash -- beginning of period................................................       98        37
                                                                             -------   -------
Cash -- end of period......................................................  $    63   $   555
                                                                             =======   =======

See accountants' review report and accompanying notes.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,


                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


                 NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS

                            MARCH 31, 1995 AND 1996

                                  (UNAUDITED)
1. ORGANIZATION AND BASIS OF PRESENTATION


     Unifrax Corporation ("Unifrax"), is an indirect wholly-owned subsidiary of BP America Inc. ("BP America") and ultimately of The British Petroleum Company p.1.c. ("BP"). The unaudited financial information furnished herein reflects the combined financial position and combined results of operations of the North American Fibers Division of Unifrax and related sales corporations in Europe (XPE Vertriebs GmbH) and South America (NAF Brasil Ltda.), which are wholly-owned by BP International Limited, a wholly-owned subsidiary of BP (collectively, the "Division"), and reflects all adjustments, which in the opinion of management are of a normal recurring nature, necessary to fairly state the Division's financial position and results of operations for the periods presented. This information should be read in conjunction with the Division's audited financial statements for the year ended December 31, 1995.



     On February 29, 1996, BP completed the sale of principally all continuing businesses of Unifrax, excluding the Division, to Societe Europeenne des Produits Refractaires and various other affiliates of Compagnie de Saint-Gobain ("SEPR"). Subsequent to this sale, the Division began making sales of certain products through related sales corporations in Europe and South America which were established for that sole purpose. The unaudited combined financial statements included herein include the results of these sales corporations. Prior to February 29, 1996, sales of these products were made to other foreign affiliates of Unifrax, who, in turn, sold to the final customer. Such sales are included in net sales in the accompanying unaudited combined statements of income.



     In connection with the sale, BP and SEPR entered into various agreements regarding the ongoing relationship between the Division and SEPR subsequent to the closing of the sale. Assuming the agreements with SEPR were in effect at January 1, 1996, net sales, operating income, income before income taxes and net income for the three months ended March 31, 1996, on a pro forma basis, would have been $21,502 thousand, $4,861 thousand, $4,880 thousand and $1,963 thousand, respectively. This pro forma financial information is based on available data and upon certain assumptions that management of the Division believes are reasonable under the circumstances. Pro forma adjustments principally comprise the elimination of certain affiliate sales and royalties and the inclusion of estimated direct customer and distributor sales under the agreements with SEPR, as adjusted for the estimated impacts on costs and expenses.


     The results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the entire year ending December 31, 1996.

     The financial information included herein may not necessarily reflect the financial position, results of operations or cash flows of the Division in the future or what the financial position, results of operations or cash flows of the Division would have been if it were a separate, stand-alone entity during the periods presented.

                        See accountants' review report.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

2. INVENTORIES

     Major classes of inventories are as follows:

                                                                                 MARCH 31
                                                                             -----------------
                                                                              1995       1996
                                                                             ------     ------
                                                                             (THOUSANDS)
Raw material and supplies..................................................  $1,404     $1,336
In-process.................................................................   1,890      1,192
Finished product...........................................................   4,298      6,047
                                                                             ------     ------
                                                                              7,592      8,575
Adjustment to LIFO cost....................................................     665        553
                                                                             ------     ------
                                                                             $8,257     $9,128
                                                                             ======     ======

     At March 31, 1996, the Division has open purchase commitments for a raw material used in the manufacturing process totalling approximately $769 thousand.

3. PROPERTY, PLANT AND EQUIPMENT

     Major classes of property, plant and equipment are as follows:

                                                                                MARCH 31
                                                                           -------------------
                                                                             1995       1996
                                                                           --------   --------
                                                                           (THOUSANDS)
Land and land improvements...............................................  $  1,387   $  1,709
Buildings................................................................    15,352     15,541
Machinery, equipment, furniture and fixtures.............................    37,002     38,069
Construction in progress.................................................     1,792      3,311
                                                                           --------   --------
                                                                             55,533     58,630
Less accumulated depreciation and amortization...........................   (25,924)   (29,188)
                                                                           --------   --------
                                                                           $ 29,609   $ 29,442
                                                                           ========   ========

     For the three month periods ended March 31, 1995 and 1996, depreciation expense amounted to $1,031 thousand and $972 thousand, respectively.

4. CONTINGENCIES

CERAMIC FIBERS

     Regulatory agencies and others, including the Division, are currently conducting scientific research to determine the potential health impact resulting from the inhalation of airborne ceramic fibers. To date, the results of this research have been inconclusive as to whether or not ceramic fiber exposure presents an unreasonable risk to humans. Although not required to do so, management of the Division intends to undertake a study in 1997, either separately or in conjunction with other producers of ceramic fibers, to evaluate, among other things, the physical properties of ceramic fibers having a redesigned chemistry. At March 31, 1995 and 1996, accrued expenses includes $1,625 thousand and $2,125 thousand, respectively, relating to the estimated cost of ceramic fiber health studies.

                        See accountants' review report.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

4. CONTINGENCIES (CONTINUED)
CERAMIC FIBERS (CONTINUED)

     Various legal proceedings and claims have been made against manufacturers of ceramic fibers, including Unifrax and the Division, alleging death or personal injury as a result of exposure in the manufacture and handling of ceramic fiber and other products. The amount of any liability that might ultimately exist with respect to these claims is presently not determinable.

     Consistent with customary practice among manufacturers of ceramic fiber products, the Division has entered into agreements with distributors of its product whereby the Division has agreed to indemnify the distributors against losses resulting from ceramic fiber claims and the costs to defend against such claims. The amount of any liability that might ultimately exist with respect to these indemnities is presently not determinable.

     Under an agreement with Unifrax, BP America has agreed to indemnify Unifrax, including the Division, for liabilities, if any, that might result from an unfavorable outcome of ceramic fiber claims in excess of $100 thousand per occurrence and $2,500 thousand in the aggregate. Unifrax, including the Division, and BP America intend to defend ceramic fiber claims vigorously.

ENVIRONMENTAL MATTERS

     The Division is subject to loss contingencies pursuant to various federal, state and local environmental laws and regulations. These include possible obligations to remove or mitigate the effects on the environment of the placement, storage, disposal or release of certain chemical or petroleum substances by the Division or by other parties.

     Under agreements with Unifrax, BP America assumed all liability, and the rights to recovery from third parties, for environmental remediation and other similar required actions with respect to certain environmental obligations of Unifrax, including certain obligations associated with the North American ceramic fiber business.

     The estimated cost of known environmental obligations, except for those obligations assumed by BP America, has been provided for in accordance with the Division's accounting policies. In addition, the Division may, in the future, be involved in further environmental assessments or clean-ups. While the ultimate requirement for any such remediation, and its cost, is presently not known, and while the amount of any future costs could be material to the results of operations in the period in which they are recognized, the Division does not expect these costs, based upon currently known information and existing requirements, to have a material adverse effect on its financial position.

OTHER

     Various other legal proceedings and claims have been made against the Division in the ordinary course of business. While the amounts could be material to the results of operations in the period recognized, in the opinion of management of the Division, the ultimate liability, if any, resulting from such matters will not have a material adverse effect on the Division's financial position.

                        See accountants' review report.

             NORTH AMERICAN FIBERS DIVISION OF UNIFRAX CORPORATION,

                    XPE VERTRIEBS GMBH AND NAF BRASIL LTDA.


           NOTES TO INTERIM COMBINED FINANCIAL STATEMENTS (CONTINUED)

                                  (UNAUDITED)

5. CAPITAL EXPANSION PROJECT

     In November 1995, the Division announced that an estimated $14 million manufacturing facility expansion will be undertaken at the Division's New Carlisle, Indiana facility. Construction is scheduled to begin in the second quarter of 1996 and the new facility is expected to be fully operational in late 1997.

                        See accountants' review report.

        Photographs of various Company products, together with products manufactured by other companies using Company products as component parts.

- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Prospectus Summary.....................   3
Risk Factors...........................   9
Use of Proceeds........................  13
Dividend Policy........................  13
Capitalization.........................  14
The Transaction........................  15
Financing Plan.........................  16
Relationship with SEPR.................  16
Selected Financial Data................  19
Pro Forma Financial Data...............  21
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................  28
Business...............................  34
Management.............................  47
Ownership of Common Stock..............  52
Description of Capital Stock...........  53
Underwriting...........................  55
Notice to Canadian Residents...........  56
Legal Matters..........................  57
Experts................................  57
Additional Information.................  57
Index to Financial Statements.......... F-1


                               ------------------


  UNTIL           , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            Unifrax Acquisition Inc.
                                 To be Renamed

                              Unifrax Corporation

                                8,000,000 Shares

                                  Common Stock
                                ($.01 par value)

                                   PROSPECTUS
                                CS First Boston

                            Schroder Wertheim & Co.
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Selling Stockholders in connection with the sale of Common Stock being registered. All amounts are estimates except the Securities and Exchange Commission ("SEC"), NASD registration, and the Nasdaq National Market fees.



                                                                         AMOUNT TO
                                                                          BE PAID
                                                                         ---------
          SEC registration fee.........................................   $44,414**
          NASD registration fee........................................    30,500
          Nasdaq National Market fee...................................    36,500
          Printing costs...............................................          *
          Legal fees and expenses of the Registrant....................          *
          Accounting fees and expenses.................................          *
          Blue sky fees and expenses...................................          *
          Transfer agent fees..........................................          *
          Miscellaneous................................................          *
                                                                         ---------
                    TOTAL..............................................   $
                                                                         ==========


The Registrant is not responsible for any of the costs or expenses of the Offering.
- ---------------
* To be filed by amendment.

** Previously paid.

ITEM 14.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The Registrant's By-laws incorporate substantially the provisions of the General Corporation Law of the State of Delaware providing for indemnification of directors and officers of the Registrant against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that such person is or was an officer or director of the Registrant or is or was serving at the request of the Registrant as a director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.

     As permitted by Section 102 of the Delaware General Corporation Law, the Registrant's Certificate of Incorporation contains provisions eliminating a director's personal liability for monetary damages to the Registrant and its stockholders arising from a breach of a director's fiduciary duty except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the Delaware General Corporation Law, or (d) for any transaction from which the director derived an improper personal benefit.

     Section 145 of the Delaware General Corporation Law provides generally that a person sued as a director, officer, employee or agent of a corporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if in the case of other than derivative suits he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation (and, in the case of a criminal proceeding, had no reasonable cause to believe that his conduct was unlawful). In the case of a derivative suit, an officer, employee or agent of the corporation who is not protected by the Certificate of Incorporation may be indemnified by the corporation for reasonable expenses, including attorney's fees, if he has acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in the case of a derivative suit in respect of any claim as to which an officer, employee or agent has been adjudged to be liable to the corporation unless that person is fairly and reasonably entitled to indemnity for proper expenses. Indemnification is mandatory in the case of a director, officer, employee, or agent who is successful on the merits in defense of a suit against him.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Registrant issued and sold on April 19, 1996, 1,000 shares of Common Stock at $1.00 per share to William P. Kelly. This transaction was exempt from registration under Section 4(2) of the Securities Act of 1933, as amended ("Securities Act").


     Immediately prior to consummation of the Offering, the Registrant will issue 8,000,000 shares of Common Stock to the Selling Stockholders and a note in the principal amount of $55 million in exchange for the North American Fibers Business and the Covenant Not To Compete in a private placement. This transaction will be exempt from registration under Section 4(2) of the Securities Act.



     In connection with the Transaction, the Registrant will issue $45 million in principal amount of Senior Notes at par in a private placement. This transaction will be exempt from registration under Section 4(2) of the Securities Act.



     Prior to the consummation of the Offering, the Registrant will grant options to certain executive officers in a private placement. This transaction will be exempt from registration under Section 4(2) of the Securities Act.


ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (A) EXHIBITS.


           1.1*     Form of Underwriting Agreement
           2.1*     Form of Assets Transfer Agreement between Unifrax Corporation and the
                    Registrant
           3.1**    Certificate of Incorporation of the Registrant
           3.2**    Amended and Restated By-laws of the Registrant (to become effective upon consummation of the Offering)
           4.1*     Form of Certificate for the Common Stock
           5.1*     Opinion of Squire, Sanders & Dempsey as to the legality of the securities being registered
          10.1*     Form of Bank Credit Agreement between the Registrant and the Lenders to be named therein
          10.2*     Form of Senior Note Agreement between the Registrant and several purchasers to be named therein
          10.3**    1996 Stock Option Plan (to become effective prior to consummation of the
                    Offering)
          10.4**    Lease relating to Tonawanda plant
          10.5**    Lease relating to Amherst plant
          10.6**    Covenant Not to Compete between The British Petroleum Company p.l.c., its affiliates, and the Registrant and Societe Europeenne des Produits
                    Refractaires, and its affiliates (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.7**    Product Distribution Agreement between the Registrant and Societe
                    Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.8**    Distributed Product License Agreement between the Registrant and Societe
                    Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.9**    License Agreement between the Registrant and Societe Europeenne des
                    Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.10**   Trademark License and Consent Agreement between the Registrant and Societe
                    Europeenne des Produits Refractaires

          10.11**   Conversion Agreement between the Registrant and Societe Europeenne des
                    Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.12**   XPE License Agreement between the Registrant and Societe Europeenne des
                    Produits Refractaires
          21.1**    Subsidiaries of the Registrant
          23.1      Consent of Ernst & Young LLP
          23.2      Acknowledgment of Ernst & Young LLP
          23.3**    Consent of Mark D. Roos
          23.4*     Consent of Squire, Sanders & Dempsey (included in their opinion filed as
                    Exhibit 5.1 hereto)
          24.1**    Power of attorney


- ---------------
*  To be filed by amendment

** Previously filed

     (B) FINANCIAL STATEMENT SCHEDULES

     The following financial statement schedules are included herein:


        Schedule II Valuation and qualifying accounts for the years ended
                    December 31, 1993, 1994 and 1995


     All other schedules for which provision is made in the applicable accounting regulation of the SEC are not required under the related instructions, are inapplicable, or the information is included in the financial statements, and therefore have been omitted.


ITEM 17.  UNDERTAKINGS.


     (a) The undersigned Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Niagara Falls, State of New York, on June 3, 1996.


                                          UNIFRAX ACQUISITION INC.

                                          By: /s/  WILLIAM P. KELLY
                                            ------------------------------
                                            William P. Kelly
                                            President and Chief Executive
                                              Officer


     Pursuant to the requirements of the Securities Act of 1993, this Amendment No. 2 to the registration statement has been signed below by the following persons in the capacities and on the dates indicated.



          SIGNATURE                                  TITLE                           DATE
- ------------------------------      ---------------------------------------      -------------
/s/  WILLIAM P. KELLY               Director, President and Chief Executive       June 3, 1996
- ------------------------------      Officer (Principal Executive Officer)
William P. Kelly

/s/  MARK D. ROOS                   Treasurer (Principal Financial Officer        June 3, 1996
- ------------------------------      and Principal Accounting Officer)
Mark D. Roos


                         REPORT OF INDEPENDENT AUDITORS



The Board of Directors


BP America Inc.



     We have audited the balance sheets of the North American Fibers Division of Unifrax Corporation (the "Division") as of December 31, 1993, 1994 and 1995, and the related statements of income, changes in parent company investment and cash flows for the years then ended, and have issued our report thereon dated April 19, 1996 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Division's management. Our responsibility is to express an opinion based on our audits.



     In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.



                                            ERNST & YOUNG LLP



Buffalo, New York


April 19, 1996

                                                                     SCHEDULE II



                       VALUATION AND QUALIFYING ACCOUNTS


                       NORTH AMERICAN FIBERS DIVISION OF


                              UNIFRAX CORPORATION


                                 (IN THOUSANDS)



                                                             ADDITIONS
                                                    ---------------------------
                                    BALANCE AT                      CHARGED TO                      BALANCE AT
                                     BEGINNING      CHARGED TO         OTHER                          END OF
           DESCRIPTION               OF PERIOD        EXPENSE        ACCOUNTS       DEDUCTIONS        PERIOD
- ----------------------------------  -----------     -----------     -----------     -----------     -----------
Year ended December 31, 1995:
Deducted from asset accounts:
  Allowance for doubtful
     accounts.....................    $   490         $   149         $               $     1(a)      $   638
  Allowance for returns...........        847             820                           1,386(b)          281
  Allowance for obsolescence......        200             270                             270(c)          200
                                    -----------     -----------     -----------     -----------     -----------
     Total........................    $ 1,537         $ 1,239         $     0         $ 1,657         $ 1,119
                                    ===========     ===========     ===========     ===========     ===========
Year ended December 31, 1994:
Deducted from asset accounts:
  Allowance for doubtful
     accounts.....................    $   506         $   145                         $   161(a)      $   490
  Allowance for returns...........        665           2,036                           1,854(b)          847
  Allowance for obsolescence......        268             107                             175(c)          200
                                    -----------     -----------     -----------     -----------     -----------
     Total........................    $ 1,439         $ 2,288         $     0         $ 2,190         $ 1,537
                                    ===========     ===========     ===========     ===========     ===========
Year ended December 31, 1993:
Deducted from asset accounts:
  Allowance for doubtful
     accounts.....................    $   371         $   144         $               $     9(a)      $   506
  Allowance for returns...........        495           1,150                             980(b)          665
  Allowance for obsolescence......        268             146                             146(c)          268
                                    -----------     -----------     -----------     -----------     -----------
     Total........................    $ 1,134         $ 1,440         $     0         $ 1,135         $ 1,439
                                    ===========     ===========     ===========     ===========     ===========

- ---------------

 (a) Uncollectable accounts written off, net of recoveries.



 (b) Returns from customers during the year.



 (c) Obsolete inventory disposals.


                                 EXHIBIT INDEX



                                                                                                  PAGE
                                                                                               -----------
           1.1*     Form of Underwriting Agreement
           2.1*     Form of Assets Transfer Agreement between Unifrax Corporation and the
                    Registrant
           3.1**    Certificate of Incorporation of the Registrant
           3.2**    Amended and Restated By-laws of the Registrant (to become effective upon consummation of the Offering)
           4.1*     Form of Certificate for the Common Stock
           5.1*     Opinion of Squire, Sanders & Dempsey as to the legality of the securities being registered
          10.1*     Form of Bank Credit Agreement between the Registrant and the Lenders to be named therein
          10.2*     Form of Senior Note Agreement between the Registrant and several purchasers to be named therein
          10.3**    1996 Stock Option Plan (to become effective prior to consummation of the
                    Offering)
          10.4**    Lease relating to Tonawanda plant
          10.5**    Lease relating to Amherst plant
          10.6**    Covenant Not to Compete between The British Petroleum Company p.l.c., its affiliates, and the Registrant and Societe Europeenne des Produits
                    Refractaires, and its affiliates (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.7**    Product Distribution Agreement between the Registrant and Societe
                    Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.8**    Distributed Product License Agreement between the Registrant and Societe
                    Europeenne des Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.9**    License Agreement between the Registrant and Societe Europeenne des
                    Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.10**   Trademark License and Consent Agreement between the Registrant and
                    Societe Europeenne des Produits Refractaires
          10.11**   Conversion Agreement between the Registrant and Societe Europeenne des
                    Produits Refractaires (portions of this Exhibit have been omitted and filed separately with the Commission pursuant to a request for confidential treatment)
          10.12**   XPE License Agreement between the Registrant and Societe Europeenne des
                    Produits Refractaires
          21.1**    Subsidiaries of the Registrant
          23.1      Consent of Ernst & Young LLP
          23.2      Acknowledgment of Ernst & Young LLP
          23.3**    Consent of Mark D. Roos
          23.4*     Consent of Squire, Sanders & Dempsey (included in their opinion filed as
                    Exhibit 5.1 hereto)
          24.1**    Power of attorney


- ---------------


 * To be filed by amendment



** Previously filed